Exhibit 99.1

2015 YEAR-END REPORT AND FOURTH QUARTER RESULTS

All amounts expressed in US dollars

Barrick Reports 2015 Full Year and Fourth Quarter Results

Growing Free Cash Flow Through Expanding Margins and Superior Portfolio Management

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In 2015, Barrick produced 6.12 million ounces of gold, in line with the company’s revised outlook for the year. All-in sustaining costs of $831 per ounce[1] in 2015 were below our original guidance of $860-$895 per ounce, and at the low end of our revised outlook of $830-$870 per ounce.

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In 2015, despite lower gold prices, Barrick recorded positive free cash flow for the first time in four years, generating $471 million[1,2] in free cash flow for the full year, and $387 million in the fourth quarter.

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Adjusted net earnings were $344 million ($0.30 per share)[1] for the full year and $91 million ($0.08 per share) in the fourth quarter. A net loss of $2.84 billion ($2.44 per share) for the full year and $2.62 billion ($2.25 per share) in the fourth quarter reflects the impact of $3.1 billion in previously announced after-tax impairment charges.

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For 2016, production guidance is 5.0-5.5 million ounces of gold at all-in sustaining costs of $775-$825 per ounce, and 370-410 million pounds of copper at all-in sustaining costs of $2.05-$2.35 per pound.[1,3]

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Barrick’s over-arching objective is to generate, and ideally grow, free cash flow in any foreseeable gold price environment. In support of this, our aspiration is to achieve all-in sustaining costs below $700 per ounce by 2019.

●	In 2015, the company’s total debt was reduced by $3.1 billion, or 24 percent; our debt reduction target for 2016 is at least $2 billion.

●	Proven and probable gold reserves were 91.9 million ounces as of December 31, 2015.[4] In addition, we have reported an initial inferred resource of 5.5 million ounces at our Alturas discovery in Chile.

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Barrick Investor Day webcast information and presentations will be available on February 22 at www.barrick.com. Please join us for additional insights into our strategic thinking, including operational plans and priorities, financial analysis, and a project pipeline update.

TORONTO, February 17, 2016 — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (Barrick or the “company”) today reported adjusted net earnings of $344 million ($0.30 per share) for the full year and $91 million ($0.08 per share) for the fourth quarter. A net loss of $2.84 billion ($2.44 per share) for the full year and $2.62 billion ($2.25 per share) in the fourth quarter reflects the impact of $3.1

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billion in after-tax impairment charges. These charges are primarily associated with an adjustment to the company’s short- and long-term gold price assumptions, which have been revised downward to ensure a focus on maximizing free cash flow. Full year adjusted EBITDA was $3.19 billion1, with adjusted EBITDA of $722 million in the fourth quarter. The company generated $471 million2 in free cash flow in 2015 and $387 million in the fourth quarter.

Production for the full year was 6.12 million ounces of gold, in line with our revised outlook for the year. All-in sustaining costs in 2015 were $831 per ounce, below our original guidance of $860-$895 per ounce, and at the low end of our revised outlook of $830-$870 per ounce. The company also produced 511 million pounds of copper at all-in sustaining costs of $2.33 per pound in 2015, in line with expectations. In the fourth quarter, the company produced 1.62 million ounces of gold at all-in sustaining costs of $733 per ounce, and 138 million pounds of copper at all-in sustaining costs of $2.15 per pound.

STRATEGIC FRAMEWORK

Our vision is the generation of wealth through responsible mining — wealth for our owners, our people, and the countries and communities with which we partner. We aim to be the leading mining company focused on gold, growing our cash flow per share by developing and operating high-quality assets through disciplined allocation of human and financial capital, and operational excellence.

In 2015, Barrick revitalized the culture that drove the company’s initial success. We implemented a lean, decentralized operating model; optimized our portfolio around assets with the greatest prospects for profitability and growth; and strengthened our balance sheet. We are returning to a high performance culture, characterized by disciplined capital allocation, consistent execution, and relentless self-improvement.

This has laid the foundation for us to pursue our single over-arching objective: to generate, and ideally grow, free cash flow in any foreseeable gold price environment. We also seek to maintain a sustainable portfolio capable of generating a 10-15 percent return on invested capital through metal price cycles. We will achieve this through industry-leading margins, and superior portfolio management. This will allow us to restore our balance sheet to withstand gold price volatility, invest to improve the quality of our asset base, and reward our shareholders with a reliable dividend.

Our production will be measured by quality, not quantity. While we are producing fewer ounces today than we have in recent years, we are generating significantly more cash. With the largest reserve and resource base in the industry, we have many options within our existing portfolio to maintain and grow free cash flow beyond 2020. We will also continue to assess alternative investments and opportunities which align with our strategic focus, and meet our hurdle rate of 15 percent.

Our strategy is distinguished by the following principles:

●	We focus on cash margin growth over growth in ounces to deliver free cash flow.

●	We have transparent strategic priorities that govern the way in which our capital is allocated.

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●	Our operating behavior is gold price agnostic, which will ultimately lead to superior leverage to a rising gold price, while enabling the company to endure periods of gold price volatility.

OUTLOOK

In 2016, we expect to produce 5.0-5.5 million ounces of gold at all-in sustaining costs of $775-$825 per ounce.

For 2017, we expect to produce 5.0-5.5 million ounces of gold at all-in sustaining costs of $740-$790 per ounce.

In 2018, we expect to produce 4.6-5.1 million ounces of gold at all-in sustaining costs of $725-$775 per ounce.

Our aspiration is to achieve all-in sustaining costs below $700 per ounce by 2019.

Based on our current asset mix and subject to potential divestments, we expect to maintain annual production of at least 4.5 million ounces of gold through 2020.

Please see page 13 for detailed operating and capital expenditure guidance. The table found in the appendix at the end of this press release outlines the material assumptions used to develop the forward-looking statements in our outlook and guidance, and provides an economic sensitivity analysis of those assumptions. For certain related risk factors, please see the cautionary statement on forward-looking information at the end of this press release.

INDUSTRY-LEADING MARGINS THROUGH BEST-IN-CLASS OPERATIONS

Our over-arching objective as a business is to generate, and ideally grow, our free cash flow per share in any foreseeable gold price environment. In support of this objective, we intend to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations through our Best-in-Class program. We will do so with an unwavering commitment to the safety of people and the environment.

Best-in-Class is a data-driven system that will maximize value creation from our operations by driving improvements in efficiency and productivity, as well as sustainable reductions in costs, across our portfolio. The initiative will bring together in a single system all of our existing and future improvement initiatives — those already identified in our Value Realization studies, as well as those associated with our $2 billion cash flow improvement target.

Best-in-Class provides a detailed road map for closing the gap between current performance and optimal performance at each of our mines. We measure the existing productivity and efficiency of each operation, which we then contrast with benchmarks for comparable assets in the industry. To close the gap, each mine develops a scorecard with concrete targets to reduce and optimize the intensity of labor, mining, energy, and capital. These targets are tied to broader objectives: growth in revenue, improvements in asset efficiency, and increasing operating margins.

Best-in-Class demands that our leaders constantly do better, by eliminating waste, improving execution, and optimizing systems. The program also demands constant technological innovation and

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system redesign. We strive both to achieve best-in-class performance today, and to redefine what best-in-class will look like tomorrow. Our goal is to constantly challenge and push past the technical limits of our operations, redefining what is possible.

SUPERIOR PORTFOLIO MANAGEMENT THROUGH DISCIPLINED CAPITAL ALLOCATION

The second means by which we will generate, and ideally grow, free cash flow per share in any foreseeable gold price environment, is through superior portfolio management, which will demand continued discipline in how we allocate capital.

In 2015, we overhauled our investment review process, with requirements for more rigorous financial analysis and review procedures, stronger business cases, and enhanced risk assessment. We expect our portfolio to deliver a 10-15 percent return on invested capital through the metal price cycle and, as such, all new capital spending is measured against a hurdle rate of 15 percent based on the company’s long-term gold price assumption, currently at $1,200 per ounce.

We have also implemented a consistent methodology for determining the pricing assumptions we use for budgeting and mine planning, calculation of reserves, impairment testing, and project economics. Our short-term gold price will be set at a discount to prevailing spot prices. For 2016, we are using a short-term gold price assumption of $1,000 per ounce. Our long-term gold price assumption has been set at $1,200 per ounce, representing what we believe to be a prudent assessment of long-term consensus pricing. Our long-term pricing assumptions will only be adjusted based on fundamental shifts in the gold market. This approach ensures a focus on maximizing free cash flow in the near-term, while maintaining upside leverage to higher gold prices in the future.

RESTORING A STRONG BALANCE SHEET

Continuing to restore a strong balance sheet remains one of Barrick’s top priorities. In 2015, we reduced our total debt by 24 percent, or $3.1 billion, exceeding our original target of $3 billion. As a result, we expect to save roughly $135 million in interest costs on an annualized basis. We also extended the termination date on the majority of our fully undrawn $4 billion credit facility from January 2020 to January 2021, and replaced its key financial covenant with a net debt to total capitalization ratio5 that better reflects our deleveraging efforts.

The company’s liquidity position is strong and continues to improve, with robust cash flow generation, and modest near-term debt repayment obligations. At the end of the fourth quarter, Barrick had a consolidated cash balance of approximately $2.5 billion.6 Subsequent to year-end, the company received an additional $610 million in cash from the sale of Bald Mountain and 50 percent of Round Mountain. Barrick has less than $250 million in debt due before 2018, and about $5 billion, or half of our outstanding debt of $10.0 billion, does not mature until after 2032.7

In 2016, we intend to reduce our total debt by at least $2 billion through the following means:

●	Drawing on our cash balance.

●	Delivering free cash flow from operations.

●	Selling additional non-core assets and creating new joint ventures and partnerships.

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In the medium term, we aim to reduce our debt to below $5 billion. Philosophically, our goal is to have no debt at all. However, we will continue to pursue debt reduction with discipline, taking only those actions that make sense for the business, on terms we consider favorable to our shareholders.

FINANCIAL HIGHLIGHTS

Barrick generated $471 million2 in free cash flow in 2015, including $387 million in free cash flow in the fourth quarter. This compares to negative free cash flow of $136 million in 2014, a year in which gold prices were on average $106 per ounce higher than 2015. Three consecutive quarters of positive free cash flow reflect our driving focus on maximizing free cash flow through greater capital discipline, operational efficiencies, and strong cost management. The implementation of our lean, decentralized operating model has also contributed to lower costs, by removing management layers, and increasing the speed of decision-making.

Total capital expenditures of $1.51 billion in 2015 were 31 percent lower than in 2014. We also exceeded our overhead cost-reduction target of $50 million for the year, and expect to reach $100 million in annualized overhead savings in 2016.

Lower capital spending, combined with reductions in corporate overhead, and other operating cost savings, helped us to achieve a $33 reduction in our all-in sustaining costs for the year, from $864 per ounce in 2014 to $831 per ounce in 2015.

Fourth quarter adjusted net earnings were $91 million ($0.08 per share) compared to $174 million ($0.15 per share) in the prior-year period, primarily reflecting lower realized prices, and lower copper sales volumes. A net loss of $2.62 billion ($2.25 per share) for the fourth quarter reflects the impact of $2.6 billion in after-tax impairment charges. Fourth quarter adjusted EBITDA was $722 million, compared to $755 million in the prior-year period.

Full-year 2015 adjusted net earnings were $344 million ($0.30 per share) compared to $793 million ($0.68 per share) in 2014, primarily reflecting lower realized prices, and lower gold sales volumes.

A net loss of $2.84 billion ($2.44 per share) for 2015 reflects the impact of $3.1 billion in after-tax impairment charges for the full year, primarily associated with an adjustment to the company’s short- and long-term gold price assumptions.

Adjusted EBITDA was $3.19 billion in 2015, compared to $3.81 billion in the prior year.

Operating cash flow of $2.79 billion for 2015 was higher than $2.30 billion in 2014, reflecting the impact of $610 million in proceeds from the Pueblo Viejo streaming transaction. Excluding these proceeds, operating cash flow was lower than the prior-year period, largely as a result of lower realized prices.

OPERATING HIGHLIGHTS

Barrick’s operations continued to deliver a strong performance in 2015. Our mines produced 6.12 million ounces of gold, in line with our revised outlook for the year. All-in sustaining costs were $831 per ounce, significantly below our original guidance range of $860-$895 per ounce. At $596 per

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ounce, our cash costs also came in below original guidance of $600-$640 per ounce and revised guidance of $600-$625 per ounce. Excluding the impact of fuel and currency hedges in 2014 and 2015, and adjusting for the transfer of certain general and administrative costs to mine sites in 2015, our cash costs declined by approximately $55 per ounce year-over-year.

Full-year copper production of 511 million pounds at all-in sustaining costs of $2.33 per pound and C1 cash costs of $1.73 per pound1 was in line with expectations.

Gold	Fourth Quarter 2015	Full Year 2015
Production (000s of ounces)[8]	1,619	6,117
All-in sustaining costs ($ per ounce)	733	831

Copper
Production (millions of pounds)[8]	138	511
All-in sustaining costs ($ per pound)	2.15	2.33

Total Capital Expenditures ($ millions)[9]	332	1,512

Cortez

Cortez produced 999,000 ounces of gold at all-in sustaining costs of $603 per ounce in 2015, exceeding expectations as a result of improved underground productivity, higher grades from the open pit, and higher recoveries.

Production in 2016 is expected to be 0.900-1.000 million ounces at all-in sustaining costs of $640-$710 per ounce. This includes approximately 250,000 ounces from refractory ore which will be treated at Goldstrike. Higher costs in 2016 reflect higher sustaining capital expenditures related to water management projects, and timing of open pit haul truck maintenance.

Best-in-Class initiatives underway at Cortez include optimizing shift change sequencing, revamping fleet maintenance practices, improving underground capital efficiency, installing advanced process controls, and strengthening geo-metallurgical modeling.

We will provide an update on plans for the expansion of underground mining at Cortez on February 22, as well as the results of a prefeasibility study for the Goldrush project, which is located within the Cortez District.

Goldstrike

Production at Goldstrike was in line with expectations for 2015 at 1.053 million ounces of gold. All-in sustaining costs of $658 per ounce came in below guidance, reflecting improved underground mining costs, optimized haulage, and lower contractor costs. Goldstrike also achieved commercial production from the new thiosulfate leaching (TCM) circuit in the third quarter. Throughput and recoveries from this innovative circuit, which does not use cyanide, continue to improve with ongoing adjustments, in line with expectations for the ramp up of a new technology. The TCM circuit is expected to achieve throughput of approximately 11,000 tonnes per day by the third quarter of 2016, in line with its design capacity.

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Production at Goldstrike in 2016 is expected to be 0.975-1.075 million ounces at all-in sustaining costs of $780-$850 per ounce. Higher all-in sustaining costs in 2016 reflect higher sustaining capital expenditures for tailings expansion, water management, and timing of underground equipment replacements.

Best-in-Class initiatives at Goldstrike in 2016 are focused on supply chain cost reductions, optimization of Arturo pit haulage, maintenance improvements, and overall equipment effectiveness of shovels and trucks.

Pueblo Viejo (60 percent)

Barrick’s 60 percent share of production from the Pueblo Viejo mine for the year was 572,000 ounces of gold at all-in sustaining costs of $597 per ounce. Production in the fourth quarter was lower than planned following the failure of two oxygen plant motors in November, which impacted autoclave throughput. Full production capacity was restored in late January, with one repaired motor back in operation, supported by portable compressors. The second motor was reinstalled in February.

Barrick’s share of production in 2016 is forecast to be 600,000-650,000 ounces at all-in sustaining costs of $570-$620 per ounce. The mine completed accelerated autoclave maintenance activities in December to mitigate the impact of the unscheduled downtime, and is treating higher-grade ore in the first quarter which was not processed in December.

Best-in-Class initiatives for 2016 are focused on improving efficiency and throughput through ore blending optimization, increasing autoclave availability, and optimization of maintenance activities.

Lagunas Norte

Lagunas Norte contributed 560,000 ounces of gold at all-in sustaining costs of $509 per ounce in 2015. All-in sustaining costs were lower than expected, primarily driven by lower sustaining capital spending, fuel and labor cost savings, and a decrease in royalty expenses.

Production in 2016 is expected to be 410,000–450,000 ounces at all-in sustaining costs of $570-$640 per ounce. Lower production and higher costs primarily reflect the transition to sulfide ore with lower recovery rates.

Best-in-Class initiatives in 2016 are focused on strengthening front-line management, increasing labor productivity and capital efficiency, outsourcing opportunities, improved carbon-in-column plant performance, and reducing costs associated with external services and consumables.

On February 22, we will provide an update on plans for the addition of a refractory ore processing circuit at Lagunas Norte, which could significantly extend the life of the mine.

Veladero

The Veladero mine performed in line with expectations in 2015, producing 602,000 ounces of gold at all-in sustaining costs of $946 per ounce. The mine is expected to produce 630,000-690,000 ounces in 2016 at lower all-in sustaining costs of $830-$900 per ounce, driven by higher production and sales volumes, and depreciation of the Argentina Peso. Increased production in 2016 reflects mining

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of higher grades and improved equipment availability, as well as an improved inventory draw-down relative to 2015, through better operational management of the leach pad.

The mine is also expected to benefit from the government of Argentina’s decision to lift restrictions on imports, and from the elimination of a five percent export duty, both announced in late 2015.

Best-in-Class work at Veladero in 2016 is focused on cost reductions related to supply chain and inventory management, maintenance practices, mining productivity, and energy efficiency.

Turquoise Ridge (75 percent)

The Turquoise Ridge mine exceeded production and cost expectations in 2015, contributing 217,000 ounces of gold (75 percent basis) at all-in sustaining costs of $742 per ounce. The mine benefited from increased productivity and throughput, driven by improved equipment availability, and a change in mining method. Production in 2016 is expected to be 200,000-220,000 ounces at all-in sustaining costs of $770-$850 per ounce. All-in sustaining costs in 2016 are expected to be higher than 2015 as a result of higher sustaining capital related to water treatment, and timing of equipment replacement.

Productivity improvements are expected to continue in 2016, following the mine’s transition to mechanized top cut mining, and the introduction of more standardized equipment, allowing for greater mining flexibility with higher reliability.

Best-in-Class initiatives for 2016 will focus on operational efficiencies, economic optimization of mine design, and evaluation of potential alternative rock breaking methods.

We will provide an update on plans for the expansion of underground mining at Turquoise Ridge on February 22.

Porgera (47.5 percent)

The Porgera mine contributed 436,000 ounces of gold in 2015 at all-in sustaining costs of $1,018 per ounce, reflecting Barrick’s reduced interest of 47.5 percent following the sale of 50 percent of Barrick (Niugini) Ltd. to Zijin Mining Group Ltd. In 2016, Porgera is expected to contribute 230,000-260,000 ounces (Barrick’s 47.5 percent share) at all-in sustaining costs of $990-$1,080 per ounce.

Other Mines

Barrick’s other mines — consisting of Bald Mountain, Round Mountain, Ruby Hill, Golden Sunlight, Hemlo, Cowal, and KCGM — contributed 1.16 million ounces of gold at average all-in sustaining costs of $931 per ounce in 2015. Barrick divested the Cowal mine in 2015 and completed the sale of Bald Mountain and Round Mountain in January 2016. The sale of these assets has had a negligible net impact on the overall all-in sustaining costs and free cash flow generation of the company. Production from our remaining portfolio of other mines (Golden Sunlight, Hemlo, and KCGM) in 2016 is expected to be 580,000-630,000 ounces of gold at average all-in sustaining costs of $740-$780 per ounce.

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Acacia Mining (63.9 percent)

Barrick’s 63.9 percent share of production from Acacia in 2015 was 468,000 ounces of gold at all-in sustaining costs of $1,112 per ounce. In 2016, Acacia is expected to contribute 480,000-500,000 ounces of gold to Barrick at all-in sustaining costs of $950-$980 per ounce.

Pascua-Lama

Expenditures at the Pascua-Lama project in Chile and Argentina are expected to be $80-$100 million in 2016, compared to $188 million in 2015. Lower spending reflects the implementation of a temporary suspension plan approved by Chilean and Argentine regulators in late 2015. Our focus in 2016 will remain on further reducing holding costs at the project in line with the temporary suspension plan, while advancing an optimized project plan. Implementation of the temporary suspension plan could require adjustments resulting from regulatory and legal actions and weather conditions, which could increase costs associated with the plan.

Copper

Copper production in 2015 was 511 million pounds at all-in sustaining cash of $2.33 per pound, and C1 cash costs of $1.73 per pound. Higher copper production and lower costs compared to 2014 reflect productivity improvements at Lumwana and the weaker Zambian kwacha.

Lumwana contributed 287 million pounds of copper at all-in sustaining costs of 2.42 per pound in 2015. The mine is expected to produce 270-290 million pounds of copper in 2016 at all-in sustaining costs of $1.90-$2.20 per pound, based on the current royalty rate of nine percent. As a member of the Zambian Chamber of Mines, we continue to participate in consultations with the Government of Zambia on alternative royalty arrangements that better reflect the current copper price environment.

The Zaldívar mine produced 218 million pounds of copper in 2015 at all-in sustaining costs of $2.11 per pound. Barrick’s share of 2016 production is expected to be 100-120 million pounds of copper at all-in sustaining costs of $2.20-$2.40 per pound, reflecting the company’s 50 percent interest in Zaldívar following the formation of a joint venture with Antofagasta Plc in early December 2015.

The Jabal Sayid project, a 50/50 joint venture with Saudi Arabian Mining Company (Ma’aden), produced 12 million pounds of copper (100 percent basis) as part of mill commissioning in late 2015, and shipped 5.5 million pounds of concentrate for smelting in late December, ahead of schedule. The mine is expected to ramp up to a production rate of about 100 million pounds per year in the second half of 2017 as additional underground development is completed.

Barrick’s total copper production in 2016 is expected to be 370-410 million pounds at all-in sustaining costs of $2.05-$2.35 per pound and C1 cash costs of $1.45-$1.75 per pound.

MINERAL RESOURCE MANAGEMENT

Barrick manages the industry’s largest inventory of gold reserves and resources, with a strong track record of adding reserves and resources at our operations through exploration and acquisitions.

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The company’s five core mines, which are expected to account for approximately 70 percent of our production in 2016, have an average reserve grade of 1.88 grams per tonne, more than double that of our peer group average.10 The majority of our reserves and resources are also situated in regions where we have proven operating experience, a critical mass of infrastructure, technical and exploration expertise, and established partnerships with suppliers, host governments, and communities. Based on these factors, we believe our reserves and resources continue to offer an attractive risk-reward proposition with significant opportunities for value creation.

To calculate our 2015 reserves, we have applied a short-term gold price assumption of $1,000 per ounce for the next five years, and a long-term gold price of $1,200 per ounce from 2021 onwards. This approach ensures a focus on maximizing free cash flow in the near-term, without sterilizing future reserves that will be mined at gold prices in line with our long-term price assumption. The price assumptions we have used to calculate reserves are consistent with those we are using for mine planning, impairment testing, and for the assessment of project economics.

As of December 31, 2015, Barrick’s proven and probable gold reserves were 91.9 million ounces,4 compared to 93.0 million ounces at the end of 2014. Approximately 3.1 million ounces were divested last year, and 6.8 million ounces were depleted through production and processing. We added approximately 5.1 million ounces to reserves through drilling and cost improvements, while 3.7 million ounces were added as a result of the use of a long-term gold price assumption of $1,200 per ounce, compared to a single reserve price of $1,100 applied in 2014.

Significant additions to our 2015 proven and probable gold reserves include 3.5 million ounces at Veladero, 2.5 million ounces at Cortez, and 1.6 million ounces at Lagunas Norte. We also added reserves at KCGM, Porgera, Hemlo, and Pueblo Viejo.

In 2015, measured, indicated, and inferred resources were calculated using a gold price assumption of $1,300 per ounce. This compares to $1,400 per ounce in 2014.

Measured and indicated gold resources were 79.1 million ounces4 at the end of 2015, compared to 94.3 million ounces at the end of 2014. Approximately nine million ounces of measured and indicated gold resources were divested in 2015, and 8.8 million ounces have been upgraded to proven and probable gold reserves. We added 8.5 million ounces to measured and indicated resources as a result of drilling and cost reductions, while 5.9 million ounces were removed as a result of a change in the gold price assumption.

Inferred gold resources were 27.4 million ounces4 at the end of 2015, compared to 29.3 million ounces at the end of 2014. Approximately 2.8 million ounces were divested in 2015 and 10.4 million ounces were added as a result of drilling and cost reductions, including an initial 5.5 million ounce inferred resource at our Alturas discovery in Chile.

Proven and probable copper reserves were calculated using a short-term copper price of $2.75 per pound and a long-term price of $3.00 per pound. Copper reserves decreased to 11.7 billion pounds4 at the end of 2015, from 14.9 billion pounds at the end of 2014, primarily driven by the sale of 50 percent of Zaldívar. Measured and indicated copper resources increased to 9.6 billion pounds,4 compared to 5.9 billion pounds at the end of 2014, primarily driven by a reduction in Zambian royalty rates from 20 percent to nine percent.

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EXPLORATION AND PROJECTS

Exploration expertise is a competitive advantage for Barrick. Since 1990, we have found 142 million ounces of gold for an overall discovery cost of $25 per ounce, or roughly half the average finding cost across the industry. This includes two of the largest gold deposits discovered in recent decades — Lagunas Norte in Peru, and Goldrush in Nevada — as well as our new Alturas discovery in Chile.

These results are driven by the Barrick Exploration System (BXS), a proprietary system for identifying, evaluating, and ranking exploration projects that has been developed over two decades. This system significantly increases the chances for success and ensures our exploration dollars are allocated to the projects with the best potential returns at the lowest risk.

Approximately 80 percent of our total exploration budget of $125-$155 million is allocated to the Americas. Our exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines.

The current metal price environment also presents new opportunities to gain access to attractive exploration projects through earn-ins, acquisitions, and other partnerships. Evaluating these third-party opportunities will be a focus in 2016.

We continue to add new reserves at existing operations such as Cortez, Lagunas Norte, and Hemlo. And we continue to convert resources to reserves at our operating mines. Looking farther ahead, there is still significant potential to discover new deposits in the Cortez district. We are currently exploring a target known as Fourmile, located about one kilometer north of the Goldrush discovery, and six kilometers away from the existing Cortez Hills operation. This area is geologically similar to the high grade Deep Post and Deep Star deposits in the Goldstrike area. Early drilling has intersected mineralization well above the average grade of the measured and indicated resources at Goldrush.

At Alturas in Chile, we have reported an initial inferred resource of 5.5 million ounces of gold. In 2016, our focus will be on continued infill drilling and step out drilling to expand the resource. In addition, we expect to complete a scoping study in 2016. This deposit is geologically similar to the nearby Veladero mine. However, drilling results to date have yielded oxide mineralization at higher grades than Veladero, and preliminary leach tests appear favorable. We will provide a further update on the Alturas project on February 22.

Our portfolio contains a number of the world’s largest undeveloped gold deposits, including Goldrush, Donlin Gold, Cerro Casale, and Pascua-Lama. These projects offer leverage to higher gold prices, with nearly 33 million ounces of gold in proven and probable reserves (Barrick’s share), and 37 million ounces in measured and indicated resources (Barrick’s share). In the short-term, we will work to optimize the economics of these projects, while spending the minimum required to maintain them as development options within our portfolio.

For example, concurrent with ongoing permitting activities at Donlin Gold, we are working with our partners on a scenario that could significantly reduce the project’s upfront capital investment, and in doing so, substantially increase returns. At Cerro Casale, our planners are evaluating a scenario that would reduce initial capital by around 75 percent, while delivering double-digit returns.

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We are encouraged by this new and innovative thinking within our organization focused on developing strategies with the potential to materially improve the economics of these projects.

We will provide a detailed update on projects at our upcoming Investor Day. Visit www.barrick.com for webcast information and presentations on February 22.

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Detailed operating and capital expenditure guidance is as follows:

2016 GOLD PRODUCTION AND COSTS

	Production (millions of ounces)	AISC[11] ($ per ounce)	Cash Costs[1,11] ($ per ounce)
Cortez	0.900-1.000	640-710	480-530

Goldstrike	0.975-1.075	780-850	560-610

Pueblo Viejo (60%)	0.600-0.650	570-620	440-480

Lagunas Norte	0.410-0.450	570-640	380-420

Veladero	0.630-0.690	830-900	550-600
Sub-total	3.500-3.900	690-740	490-540
Porgera (47.5%)	0.230-0.260	990-1,080	700-750

Acacia (63.9%)	0.480-0.500	950-980	670-700

KCGM (50%)	0.350-0.365	670-700	610-630

Hemlo	0.200-0.220	790-870	600-660

Turquoise Ridge (75%)	0.200-0.220	770-850	560-620

Golden Sunlight	0.030-0.045	1,000-1,050	920-990
Total Gold	5.000-5.500[12]	775-825	550-590

2016 COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	C1 cash costs ($ per pound)	AISC ($ per pound)
Zaldivar (50%)	100-120	1.70-1.90	2.20-2.40

Lumwana	270-290	1.35-1.60	1.90-2.20
Total Copper	370-410	1.45-1.75	2.05-2.35

2016 CAPITAL EXPENDITURES
($ millions)
Mine site sustaining	1,200-1,400
Mine site expansion	100-150
Projects	50-100
Total	1,350-1,650

BARRICK 2015 FULL YEAR AND FOURTH QUARTER	13	PRESS RELEASE

2017-2018 GOLD PRODUCTION AND AISC

	2017	2018
Production (millions of ounces)	5.000-5.500	4.600-5.100

All-in sustaining costs ($ per ounce)	740-790	725-775

2017-2018 CAPITAL EXPENDITURES
	2017 ($ millions)	2018 ($ millions)
Mine site sustaining	1,100-1,300	1,100-1,300

Mine site expansion	350-400	450-500

Projects	~50	~50
Total	1,500-1,750	1,600-1,850

BARRICK 2015 FULL YEAR AND FOURTH QUARTER	14	PRESS RELEASE

APPENDIX

2016 Outlook Assumptions and Economic Sensitivity Analysis

	2016 Guidance Assumption	Hypothetical Change	Impact on AISC	Impact on EBITDA (millions)
Gold revenue, net of royalties	$1,000/oz	+/- $100/oz	n/a	$536
Copper revenue, net of royalties	$2.00/lb	+/- $0.50/lb	n/a	$178
Gold all-in sustaining costs
Gold royalties & production taxes	$1,000/oz	$100/oz	($3)/oz	$16
WTI crude oil price[13,14]	$50/bbl	$10/bbl	($1)/oz	$8
Australian dollar exchange rate[13]	0.72 : 1	+10%	$4/oz	($21)
Australian dollar exchange rate[13]	0.72 : 1	-10%	($4)/oz	$21
Canadian dollar exchange rate	1.40 : 1	+10%	($6)/oz	$28
Canadian dollar exchange rate	1.40 : 1	-10%	$7/oz	($34)
Copper all-in sustaining costs
WTI crude oil price[13,14]	$50/bbl	$10/bbl	($0.01)/lb	$4
Chilean peso exchange rate	715 : 1	+10%	($0.02)/lb	$8
Chilean peso exchange rate	715 : 1	-10%	$0.03/lb	($9)

2017 Outlook Assumptions and Economic Sensitivity Analysis

	2017 Guidance Assumption	Hypothetical Change	Impact on AISC	Impact on EBITDA (millions)
Gold revenue, net of royalties	$1,100/oz	+/- $100/oz	n/a	$534
Copper revenue, net of royalties	$2.25/lb	+/- $0.50/lb	n/a	$190
Gold all-in sustaining costs
Gold royalties & production taxes	$1,100/oz	$100/oz	($3)/oz	$16
WTI crude oil price[13,14]	$55/bbl	$10/bbl	($2)/oz	$13
Australian dollar exchange rate[13]	0.73 : 1	+10%	$6/oz	($28)
Australian dollar exchange rate[13]	0.73 : 1	-10%	($6)/oz	$28
Canadian dollar exchange rate	1.35 : 1	+10%	($7)/oz	$29
Canadian dollar exchange rate	1.35 : 1	-10%	$8/oz	($36)

2018 Outlook Assumptions and Economic Sensitivity Analysis

	2018 Guidance Assumption	Hypothetical Change	Impact on AISC	Impact on EBITDA (millions)
Gold revenue, net of royalties	$1,200/oz	+/- $100/oz	n/a	$472
Copper revenue, net of royalties	$2.50/lb	+/- $0.50/lb	n/a	$175
Gold all-in sustaining costs
Gold royalties & production taxes	$1,200/oz	$100/oz	($3)/oz	$15
WTI crude oil price[13,14]	$60/bbl	$10/bbl	($4)/oz	$20
Australian dollar exchange rate[13]	0.74 : 1	+10%	$6/oz	($27)
Australian dollar exchange rate[13]	0.74 : 1	-10%	($6)/oz	$27
Canadian dollar exchange rate	1.30 : 1	+10%	($8)/oz	$31
Canadian dollar exchange rate	1.30 : 1	-10%	$9/oz	($38)

BARRICK 2015 FULL YEAR AND FOURTH QUARTER	15	PRESS RELEASE

ENDNOTES

[1]

All-in sustaining costs (AISC) per ounce/pound, free cash flow, adjusted net earnings, adjusted EBITDA, EBITDA, C1 cash costs per pound, and cash costs per ounce, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 70-78 of Barrick’s Fourth Quarter and Year-End 2015 Report.

[2]	Excludes $610 million in proceeds related to the Pueblo Viejo streaming transaction.

[3]

Outlook and guidance projections included in this press release are “forward-looking statements”, which are subject to risks and uncertainties. Please see the cautionary statement on forward-looking information at the end of this press release.

[4]

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, approximately 1.70 million ounces of proven and probable gold reserves at Cortez and approximately 2.11 million ounces of proven and probable gold reserves at Lagunas Norte are classified as mineralized material. Complete mineral reserve and mineral resource data for all mines and projects referenced in this news release, including tonnes, grades and ounces, can be found on pages 80-85 of Barrick’s Fourth Quarter and Year-End 2015 Report.

[5]	The net debt to total capitalization ratio is a non-GAAP financial measure calculated by reference to Barrick’s consolidated balance sheet.

[6]	Total includes $621 million held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo

[7]	Amount excludes capital leases, and includes 60 percent of the Pueblo Viejo financing and 100 percent of the Acacia financing.

[8]	Barrick’s share.

[9]	Barrick’s share on an accrued basis, excluding capitalized interest and the reversal of accruals for contract claims and certain other project costs at Pascua-Lama.

[10]

Comparison based on the average overall reserve grade for Goldcorp Inc., Kinross Gold Corporation, Newmont Mining Corporation, and Newcrest Mining Limited, as reported in each of the Kinross and Newcrest reserve reports as of December 31, 2015, and as reported in each of the Goldcorp and Newmont reserve reports as of December 31, 2014.

[11]	Total gold cash costs and all-in sustaining costs per ounce exclude the impact of hedges and/or costs allocated to non-operating sites.

[12]	Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

[13]	Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

[14]	Impact on EBITDA only reflects contracts that mature in 2016.

BARRICK 2015 FULL YEAR AND FOURTH QUARTER	16	PRESS RELEASE

Key Statistics

Barrick Gold Corporation

(in United States dollars)	Three months ended December 31		Twelve months ended December 31

	2015	2014	2015	2014
Operating Results
Gold production (thousands of ounces) [1]	1,619	1,527	6,117	6,249
Gold sold (thousands of ounces) [1]	1,636	1,572	6,083	6,284
Per ounce data
Average spot gold price	$1,106	$1,201	$1,160	$ 1,266
Average realized gold price[2]	1,105	1,204	1,157	1,265
Cash costs[2]	547	628	596	598
All-in sustaining costs[2]	733	925	831	864
All-in costs[2]	719	1,094	876	986
Cash costs (on a co-product basis) [2]	566	648	619	618
All-in sustaining costs (on a co-product basis) [2]	752	945	854	884
All-in costs (on a co-product basis) [2]	738	1,114	899	1,006

Copper production (millions of pounds) [3]	138	134	511	436
Copper sold (millions of pounds)	132	139	510	435

Per pound data
Average spot copper price	$2.22	$3.00	$2.49	$ 3.11
Average realized copper price[2]	2.16	2.91	2.37	3.03
C1 cash costs[2]	1.66	1.78	1.73	1.92
All-in sustaining costs[2]	2.15	2.40	2.33	2.79
Financial Results (millions)
Revenues	$2,238	$2,510	$9,029	$ 10,239
Net loss[4]	(2,622)	(2,851)	(2,838)	(2,907)
Adjusted net earnings[2]	91	174	344	793
Adjusted EBITDA[2]	722	755	3,187	3,811
Operating cash flow	698	371	2,794	2,296
Free cash flow2, [5]	387	(176)	1,081	(136)
Per Share Data (dollars)
Net loss (basic and diluted)	(2.25)	(2.45)	(2.44)	(2.50)
Adjusted net earnings (basic) [2]	0.08	0.15	0.30	0.68
Weighted average basic and diluted common shares (millions)	1,165	1,165	1,165	1,165
			As at December 31,	As at December 31,

			2015	2014
Financial Position (millions)
Cash and equivalents			$2,455	$ 2,699
Working capital (excluding cash)			1,310	1,937

[1]	Production includes Acacia on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Also includes production from Plutonic up to January 31, 2014, Kanowna up to March 1, 2014, Marigold up to April 4, 2014, Cowal up to July 23, 2015, Porgera on a 95% basis until August 31, 2015 and a 47.5% basis thereafter and Ruby Hill up to December 17, 2015, the effective dates of sale of these assets. Sales include our equity share of gold sales from Acacia and Pueblo Viejo.
[2]	Realized price, cash costs, all-in sustaining costs, all-in costs, cash costs (on a co-product basis), all-in sustaining costs (on a co-product basis), all-in costs (on a co-product basis), C1 cash costs, adjusted net earnings, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standard definition under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[3]	Reflects production from Jabal Sayid on a 50% basis and production from Zaldívar on a 100% basis until December 1, 2015 and a 50% basis thereafter, which reflects our equity share of production.
[4]	Net loss represents net loss attributable to the equity holders of the Company.
[5]	Includes a $610 million deposit received in third quarter 2015 related to the Pueblo Viejo gold and silver streaming agreement.

BARRICK YEAR END 2015	17	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000s)				All-in sustaining costs[8] ($/oz)
	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
Gold
Goldstrike	312	187	1,053	902	$581	$877	$658	$854
Cortez	352	185	999	902	406	849	603	706
Pueblo Viejo[3]	134	177	572	665	496	597	597	588
Lagunas Norte	119	176	560	582	506	522	509	543
Veladero	159	197	602	722	915	894	946	815
Turquoise Ridge	61	39	217	195	735	732	742	628
Porgera[4]	66	126	436	493	769	977	1,018	996
Kalgoorlie	83	81	320	326	782	1,142	886	1,037
Acacia[2]	129	116	468	470	1,004	1,088	1,112	1,105
Other Mines - Gold[1,5]	204	243	890	992	1,017	1,040	970	1,018
Total	1,619	1,527	6,117	6,249	$733	$925	$831	$864

	Copper Production (attributable pounds) (millions)				C1 Cash Costs[8] ($/lb)
	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
Lumwana	81	76	287	214	$1.49	$1.77	$1.72	$2.08
Zaldívar[6]	51	58	218	222	1.96	1.80	1.74	1.79
Jabal Sayid[7]	6	-	6	-	-	-	-	-
Total	138	134	511	436	$1.66	$1.78	$1.73	$1.92

					Total Gold Production Costs ($/oz)
					Three months ended December 31,		Twelve months ended December 31,
					2015	2014	2015	2014
Direct mining costs before impact of hedges at market foreign exchange rates					$502	$616	$564	$597
Losses (gains) realized on currency hedge and commodity hedge/economic hedge contracts					31	(3)	21	(16)
By-product credits					(19)	(20)	(23)	(20)
Royalties					33	35	34	37
Cash costs[8]					547	628	596	598
Depreciation					259	211	237	202
Total production costs					$806	$839	$833	$800
Cash costs[8]					$547	$628	$596	$598
General & administrative costs					26	52	30	48
Rehabilitation - accretion and amortization (operating sites)					14	19	22	20
Mine on-site exploration and evaluation costs					5	4	7	3
Mine development expenditures					54	90	90	104
Sustaining capital expenditures					87	132	86	91
All-in sustaining costs[8]					$733	$925	$831	$864
All-in costs[8]					$719	$1,094	$876	$986

					Total Copper Production Costs ($/lb)
					Three months ended December 31,		Twelve months ended December 31,
					2015	2014	2015	2014
C1 cash costs[8]					$1.66	$1.78	$1.73	$1.92
General & administrative costs					0.03	0.07	0.04	0.09
Royalties and inventory impairments					0.12	0.10	0.20	0.09
Rehabilitation - accretion and amortization (operating sites)					-	0.02	0.01	0.02
Mine development expenditures					0.24	0.06	0.25	0.37
Sustaining capital expenditures					0.10	0.37	0.10	0.30
All-in sustaining costs[8]					$2.15	$2.40	$2.33	$2.79

[1]	Includes production from Plutonic up to January 31, 2014, Kanowna up to March 1, 2014, Marigold up to April 4, 2014, Cowal up to July 23, 2015 and Ruby Hill up to December 17, 2015, the effective dates of sale of these assets.
[2]	Figures relating to Acacia are presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter, which reflects our equity share of production.
[3]	Reflects production from Pueblo Viejo on a 60% basis, which reflects our equity share of production.
[4]	Reflects production on a 95% basis until August 31, 2015 and a 47.5% basis thereafter.
[5]	In 2015, Other Mines - Gold includes Bald Mountain, Round Mountain, Golden Sunlight, Hemlo, Pierina, Cowal up to July 23, 2015 and Ruby Hill up to December 17, 2015. In 2014, Other Mines - Gold included Bald Mountain, Round Mountain, Golden Sunlight, Hemlo, Pierina, Cowal, Ruby Hill, Plutonic up to January 31, Kanowna up to March 1, and Marigold up to April 4.
[6]	Reflects production on a 100% basis until December 1, 2015 and a 50% basis thereafter.
[7]	Reflects production from Jabal Sayid on a 50% basis, which reflects our equity share of production.
[8]	Cash costs, all-in sustaining costs, all-in costs and C1 cash costs are non-GAAP financial performance measures with no standard meaning under IFRS. Refer to the Non-GAAP Finacial Performance Measures section of the Company’s MD&A.

BARRICK YEAR END 2015	18	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 17, 2016, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015. Unless otherwise indicated, all amounts are presented in U.S. dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 79.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to cash flow forecasts, projected capital, operating and exploration expenditures, targeted debt reductions and cash flow improvements, mine life and production rates, potential mineralization and metal or mineral recoveries, and expectations regarding future price assumptions, financial performance and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity

BARRICK YEAR-END 2015	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations; increased costs and risks related to the potential impact of climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK YEAR-END 2015	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK YEAR-END 2015	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Review of 2015 Results

($ millions, except where indicated)	For the three months ended December 31		For the years ended December 31
	2015	2014	2015	2014
Financial Data
Revenue	$ 2,238	$ 2,510	$ 9,029	$ 10,239
Net earnings (loss)[1]	(2,622)	(2,851)	(2,838)	(2,907)
Per share (“EPS”)[2]	(2.25)	(2.45)	(2.44)	(2.50)
Adjusted net earnings[3]	91	174	344	793
Per share (“adjusted EPS”)[2,3]	0.08	0.15	0.30	0.68
Adjusted EBITDA	722	755	3,187	3,811
Total project capital expenditures[4]	(55)	121	13	234
Total capital expenditures - expansion[4]	6	90	137	391
Total capital expenditures - sustaining[4]	303	438	1,359	1,639
Operating cash flow[5]	698	371	2,794	2,296
Free cash flow[3]	$ 387	$ (176)	$ 1,081	$ (136)

Operating Data
Gold
Gold produced (000s ounces)[6]	1,619	1,527	6,117	6,249
Gold sold (000s ounces)[6]	1,636	1,572	6,083	6,284
Realized price ($ per ounce)[3]	$ 1,105	$ 1,204	$ 1,157	$ 1,265
Cash costs ($ per ounce)[3]	547	628	596	598
Cash costs on a co-product basis ($ per ounce)[3]	566	648	619	618
All-in sustaining costs ($ per ounce)[3]	733	925	831	864
All-in sustaining costs on a co-product basis ($ per ounce)[3]	752	945	854	884
All-in costs ($ per ounce)[3]	719	1,094	876	986
All-in costs on a co-product basis ($ per ounce)[3]	$ 738	$ 1,114	$ 899	$ 1,006
Copper
Copper produced (millions of pounds)	138	134	511	436
Copper sold (millions of pounds)	132	139	510	435
Realized price ($ per pound)[3]	$ 2.16	$ 2.91	$ 2.37	$ 3.03
C1 cash costs ($ per pound)[3]	$ 1.66	$ 1.78	$ 1.73	$ 1.92
All-in sustaining costs ($ per pound)[3]	$ 2.15	$ 2.40	$ 2.33	$ 2.79

[1]	Net earnings/loss represents net earnings/loss attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 70 – 78 of this MD&A.
[4]	These amounts are presented on a 100%, accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[5]	Operating cash flow includes a $610 million deposit received in third quarter 2015 related to the Pueblo Viejo gold and silver streaming transaction.
[6]	Gold and copper production and sales include our pro rata share of Acacia, Pueblo Viejo and Zaldívar.

BARRICK YEAR-END 2015	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

FULL YEAR FINANCIAL AND OPERATING HIGHLIGHTS

Strengthening the Balance Sheet

●

We set a debt reduction target of $3 billion in 2015. We said we would achieve this through the disciplined sale of non-core assets, the formation of new joint ventures and partnerships, and by maximizing free cash flow from our operations. In 2015, we completed or announced asset sales, joint ventures, a streaming agreement and partnerships valued at $3.2 billion. In 2015, despite lower gold prices, we recorded positive free cash flow for the first time in four years, generating $471 million in free cash flow for the year (excluding the $610 million in proceeds from the Pueblo Viejo streaming transaction), reflecting the impact of our efforts to maximize free cash flow across the Company.

●

In 2015, we reduced our total debt by $3.1 billion, or 24 percent, from $13.1 billion to $10 billion, over the same period, exceeding our original target of $3 billion. We currently have less than $250 million in debt due before 2018 and approximately $5 billion of our $10 billion in outstanding debt matures after 2032. In addition, we expect that the $3.1 billion in debt reduction will reduce pre-tax interest payments by approximately $135 million on an annualized basis.

●

Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $4 billion undrawn credit facility that is now subject to a financial covenant that better reflects Barrick’s ongoing deleveraging efforts and a consolidated cash balance of approximately $2.5 billion. Subsequent to year-end, the Company received an additional $610 million in cash from the sale of Bald Mountain and 50% of Round Mountain.

●

We intend to reduce our total debt by at least $2 billion in 2016 through the following levers: drawing on our cash balance; delivering free cash flow from operations; and selling additional non-core assets and creating new joint ventures and partnerships.

Cost Reductions

●

This year, we have taken significant actions to improve our business plans, resulting in increasing positive free cash flow in three consecutive quarters despite lower gold prices, reflecting the impact of greater cost and capital discipline across the Company. We remain focused on improving productivity and driving down costs to maximize free cash flow from our assets in any gold price environment.

●

In 2015, we exceeded our overhead cost reduction target of $50 million for the year, and expect to reach $100 million in annualized overhead savings in 2016. We realized approximately $65 million in reductions in gross functional general and administrative and overhead costs compared to the prior year, allowing us to meet our corporate administration expense target of $145 million in 2015, after adjusting for severance and other one-time costs.

●

Our continued focus on disciplined capital allocation, lower capital spending, combined with reductions in corporate overhead and other operating cost savings, helped us to achieve a $33 per ounce reduction in our all-in sustaining costs for the year, from $864 per ounce in 2014 to $831 per ounce in 2015, allowing us to meet the lower end of our revised 2015 guidance range of $830 to $870 per ounce.

●

In 2016, we have implemented a Best-in-Class program designed to maximize value creation from our operations by driving improvements in efficiency and productivity, as well as sustainable reductions in costs, across our portfolio. The initiative will bring together in a single system all of our existing and future improvement initiatives – those already identified in our Value Realization studies, as well as those associated with our $2 billion cash flow improvement target.

BARRICK YEAR-END 2015	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

●

Our temporary suspension plan for Pascua-Lama received approval by the mining authorities in Chile and Argentina in late 2015. Our focus in 2016 will remain on further reducing holding costs at the project in line with the temporary suspension plan, while advancing an optimized project plan, and as a result we expect 2016 expenditures at Pascua-Lama to be in the range of $80 million to $100 million. Implementation of the temporary suspension plan could require adjustments resulting from regulatory and legal actions and weather conditions, which could increase costs associated with the plan.

Operating Cash Flow, Free Cash Flow, Adjusted Net Earnings, Net Loss and Adjusted EBITDA

Factors Affecting Adjusted Net Earnings

The net loss for 2015 was 1% lower than the prior year primarily due to a decrease in direct operating costs, a reduction in overhead costs and a decrease in income tax expense combined with the impact of recognizing $3.1 billion (net of tax and non-controlling interests) in impairment charges in 2015 compared to $3.4 billion (net of tax and non-controlling interests) in 2014. The decrease in direct operating costs reflects the continuous improvements made to our cost structure in 2015, which more than offset the impact of processing lower grade ore, lower realized gold and copper prices and lower gold sales volume compared to the prior year. In terms of overhead costs, we exceeded our cost reduction target of $50 million for the year, with $67 million in overhead cost savings in 2015. This was partially offset by an 9% and 22% decrease in gold and copper realized prices, respectively, combined with the realization of losses on fuel hedge contracts and lower gold sales volume. Adjusted net earnings of $344 million, excluding impairment charges and other adjusting items, in 2015 was 57% lower than the prior year, primarily due to the same factors negatively affecting the net loss. This was partially offset by cost reductions realized in general and administrative expense and cost of sales, an increase in copper sales volume and a decrease in cost of sales applicable to copper. For a full discussion of adjusting items impacting adjusted net earnings, see page 27 of this MD&A. For a breakdown of goodwill and asset impairment charges recognized in 2015, see page 45 of this MD&A.

BARRICK YEAR-END 2015	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors Affecting Free Cash Flow

Operating cash flow for 2015 of $2,794 million was 22% higher compared to the prior year reflecting the impact of improvements in our working capital mainly as a result of our efforts to optimize supply chain management combined with the impact of the divestment of our Cowal mine and our 50% interest in the Porgera mine, which had a favorable impact on working capital in 2015. Other factors positively impacting operating cash flow in 2015 was a decrease in income taxes paid as well as the $610 million deposit received in third quarter 2015 relating to the gold and silver streaming transaction on our Pueblo Viejo mine as described on page 29 of this MD&A. This was partially offset by the previously mentioned movements in adjusted net earnings.

Free cash flow for 2015 was $1,081 million, or $471 million after excluding the deposit on the gold and silver streaming agreement, reflecting an increase of 895% and 446%, respectively. This year, we have taken significant actions to improve our business plans, resulting in increasing positive free cash flow in three consecutive quarters despite lower gold prices, reflecting the impact of greater cost and capital discipline across the Company. The increase in free cash flow compared to the prior year reflects the higher operating cash flows resulting from improvements in working capital and a decrease in income taxes paid, combined with a decrease in direct operating costs resulting from the continuous improvements made to our cost structure in 2015. Further contributing to the increase in free cash flow was a reduction in capital expenditures in 2015 primarily as a result of lower minesite sustaining capital expenditures, a 95% reduction in project capital expenditures due to lower Pascua-Lama project spend, as we continue our efforts to reduce holding costs, combined with a decrease in minesite expansion capital expenditures.

BARRICK YEAR-END 2015	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold Production, Cash Costs and All-in Sustaining Costs

Gold production for 2015 was 2% lower than the prior year primarily due to lower grades at Pueblo Viejo and Veladero combined with the impact of the divestitures that occurred in the second half of 2015. The divested sites contributed an additional 135 thousand production ounces in 2014 compared to 2015. This was partially offset by an increase in production at Goldstrike, Cortez, and Turquoise Ridge.

The initiatives we have taken in 2015 to decrease costs resulted in a reduction in operating costs of approximately $380 million. Cash costs of $596 per ounce remained in line with the prior year, primarily due to a $96 million decrease in capitalized stripping costs, a $118 million increase in inventory impairment charges, and $123 million in unfavorable metals inventory movements compared to the prior year combined with the impact of lower sales volumes on unit production costs. This was partially offset by the savings reflected in the lower direct mining costs.

All-in sustaining costs for 2015 of $831 per ounce decreased 4% compared to the prior year primarily due to a 17% reduction in minesite sustaining capital expenditures, largely due to a decrease in capitalized stripping costs, partially offset by the impact of lower sales volume on unit production costs. All-in costs for 2015 were 11% lower than the prior year primarily due to a reduction in expansion and project capital expenditures. The lower expansion capital expenditures are primarily a result of a reduction in costs related to the construction of the thiosulfate circuit at Goldstrike, which entered commercial production in third quarter 2015.

Copper Production and C1 Costs

Copper production for 2015 increased 17% compared to the prior year primarily due to higher production at Lumwana, partially offset by a decrease in production at Zaldívar. Production at Lumwana was higher primarily as a result of the partial conveyor collapse that shut down the mill and concentrate production for much of second quarter 2014. The decreased production at Zaldívar reflects the divestment of 50% of our ownership in the mine that was completed on December 1, 2015. C1 cash costs in 2015 were 10% lower than the prior year due to the impact of higher sales volume on unit production costs combined with a decrease in cost of sales.

BARRICK YEAR-END 2015	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures

Capital expenditures for 2015 were 33% lower than the prior year. In addition to the reduction in minesite sustaining capital expenditures, the decrease was also a result of a 94% reduction in project capital expenditures resulting from a reduction in Pascua-Lama project spend combined with a 65% decrease in minesite expansion capital expenditures due to the completion of the thiosulfate circuit at Goldstrike. For further details, refer to page 43 of this MD&A. For the year ended December 31, 2015, we incurred $1,509 million in capital expenditures.

Significant Adjusting Items Significant adjusting items (net of tax and non-controlling interest effects) in 2015 include:
●	$3.1 billion in impairment charges comprised of $2.2 billion in goodwill impairments primarily relating to our Goldstrike, Zaldívar and Pueblo Viejo mines and $947 million in asset impairments primarily related to our Pascua-Lama project and Pueblo Viejo mine;
●	$177 million in unrealized foreign currency translation losses primarily related to our VAT recoverable in Argentina; and
●	$118 million in costs arising from changes in the obsolescence provision relating to mine supplies inventory and inventory impairments at Buzwagi; partially offset by
●	$263 million of gains on the sale of assets primarily related to the sale of our Cowal and Ruby Hill mines, 50% interest in our Porgera and Zaldívar mines and Spring Valley project; and
●	$50 million in gains on the extinguishment of debt.

Safety

Nothing is more important to Barrick than the safety, health and well-being of workers and their families. In 2015, we continued a ten-year trend of improving our total reportable injury frequency rate[1] (“TRIFR”) and since 2005, there has been an 84 percent improvement in the TRIFR (from 2.79 to 0.46). The foundation underpinning this improvement continues to be our Courageous Leadership program, which was updated in 2015 with a new program called “Courage to Care”. Courage to Care is designed to help Barrick make the next step in safety performance through a team approach. In addition we continue to focus on compliance on elements of the Barrick “Safety and Health Management System” with a significant improvement over the past two years in execution of the Occupational Health and Contractors Control elements of the system. Although we are pleased with these trends, this performance was overshadowed by the tragic occurrence of 3 fatal incidents in 2015. All 3 fatalities were associated with heavy mobile mining equipment operations. Barrick continues to investigate safety improvements and completed a trial of collision avoidance technology at the Bald Mountain mine in October 2015. The results of this trial were positive and we expect to pilot this technology on a larger scale at one of our large North America sites in 2016.

[1]

Total reportable incident frequency rate (TRIFR) is a ratio calculated as follows: number of reportable injuries x 200,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

BARRICK YEAR-END 2015	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reserves and Resources

●

To calculate our 2015 reserves, we have applied a short-term gold price assumption of $1,000 per ounce for the next five years, and a long-term gold price of $1,200 per ounce from 2021 onwards. This approach ensures a focus on maximizing free cash flow in the near term, without sterilizing future reserves that will be mined at gold prices in line with our long-term price assumption. The price assumptions we have used to calculate reserves are consistent with those we are using fro mine planning, impairment testing and for the assessment of project economics.

●

As of December 31, 2015, Barrick’s proven and probable gold reserves were 91.9 million ounces[2], compared to 93.0 million ounces at the end of 2014. Approximately 3.1 million ounces were divested last year, and 6.8 million ounces were depleted through production and processing. We added approximately 5.1 million ounces to reserves through drilling and cost improvements, while 3.7 million ounces were added as a result of the use of a long-term gold price assumption of $1,200 per ounce, compared to a single reserve price of $1,100 applied in 2014.

●

Significant additions to our 2015 proven and probable gold reserves include 3.5 million ounces at Veladero, 2.5 million ounces at Cortez and 1.6 million ounces at Lagunas Norte. We also added reserves at Kalgoorlie, Porgera, Hemlo and Pueblo Viejo.

●

In 2015, measured, indicated and inferred resources were calculated using a gold price assumption of $1,300 per ounce. This compares to $1,400 per ounce in 2014. Measured and indicated gold resources were 79.1 million ounces[2] at the end of 2015, compared to 94.3 million ounces at the end of 2014. Approximately 9 million ounces of measured and indicated gold resources were divested in 2015 and 8.8 million ounces have been upgraded to proven and probable gold reserves. We added 8.5 million ounces to measured and indicated resources as a result of drilling and cost reductions, while 5.9 million ounces were removed as a result of a change in the gold price assumption.

●

Inferred gold resources were 27.4 million ounces[2] at the end of 2015, compared to 29.3 million ounces at the end of 2014. Approximately 2.8 million ounces were divested in 2015 and 10.4 million ounces were added as a result of drilling and cost reductions, including an initial 5.5 million ounce inferred resource at our Alturas discovery in Chile.

●

Proven and probable copper reserves were calculated using a short-term copper price assumption of $2.75 per pound and a long-term price assumption of $3.00 per pound. Copper reserves decreased to 11.7 billion pounds[2] at the end of 2015, from 14.9 billion pounds at the end of 2014, primarily driven by the sale of 50 percent of Zaldívar. Measured and indicated copper resources increased to 9.8 billion pounds[2] compared to 6.0 billion pounds at the end of 2014, primarily driven by a reduction in Zambian royalty rates from 20 percent to 9 percent.

Exploration and Projects

●

We continue to add new reserves at existing operations such as Cortez, Lagunas Norte, and Hemlo, and we continue to convert resources to reserves at our operating mines. Looking farther ahead, there is still significant potential to discover new deposits in the Cortez district. We are currently exploring a target known as Fourmile, located one kilometer north of the Goldrush discovery, and six kilometers away from the existing Cortez Hills operation. This area is geologically similar to the high grade Deep Post and Deep Star deposits in the Goldstrike area. Early drilling has intersected mineralization well above the average grade of the measured and indicated resources at Goldrush.

●

At Alturas in Chile, we have reported an initial inferred resource of 5.5 million ounces[2] of gold. In 2016, our focus will be on continued infill drilling and step out drilling to expand the resource. In addition, we expect to complete a scoping study in 2016. This deposit is geologically similar to the nearby Veladero mine. However, drilling results to date have yielded oxide mineralization at higher grades than Veladero, and preliminary leach tests appear favorable. We will provide a further update on the Alturas project at our upcoming Investor Day on February 22.

●

Our portfolio contains a number of the world’s largest undeveloped gold deposits, including Goldrush, Donlin Gold, Cerro Casale and Pascua-Lama. These projects offer leverage to higher gold prices, with nearly 33 million ounces[2]

[2]

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown and additional details on tonnes, grade and ounces, see pages 80-85. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.70 million ounces of proven and probable gold reserves at Cortez and approximately 2.11 million ounces of proven and probable gold reserves at Lagunas Norte are classified as mineralized material.

BARRICK YEAR-END 2015	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

of gold in proven and probable reserves (Barrick’s share) and 37 million ounces[2] in measured and indicated resources (Barrick’s share). In the short-term we will work to optimize the economics of these projects, while spending the minimum required to maintain them as development options within our portfolio.

●	We will provide a detailed update on projects at our upcoming Investor Day on February 22.

Key Business Developments

Divestitures

As part of our debt reduction strategy discussed on page 23 of this MD&A, we completed several divestitures in the past year, the details of which are described below:

On January 11, 2016, we completed the sale of our Bald Mountain mine and our 50% interest in the Round Mountain mine to Kinross Gold Corporation for cash consideration of $610 million. As at December 31, 2015, all of the assets and liabilities of Bald Mountain and Round Mountain were classified as held-for-sale. As the agreed selling price is lower than the previously recognized carrying values, we recorded an impairment loss of $81 million in fourth quarter 2015.

On December 17, 2015, we completed the sale of our Ruby Hill mine and our 70% interest in the Spring Valley project to Waterton Precious Metals Fund II Cayman, LP for cash consideration of $110 million. As a result of the transaction, we recorded a gain on sale of $110 million in fourth quarter 2015.

On December 1, 2015, we completed the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc for total consideration of $1.005 billion. We received $950 million upon closing of the transaction, net of $10 million for working capital items, $20 million being held in escrow pending finalization of the working capital adjustment and remaining $25 million will be received over the next five years. As the agreed selling price is lower than the previously recorded book value of the Zaldívar cash generating unit, we recorded a goodwill impairment charge of $427 million for the full year 2015. The transaction resulted in a loss of $16 million for the year ended December 31, 2015 based on movements in working capital from the date of announcement until the date of completing the transaction. The transaction remains subject to a net working capital adjustment period to complete the review of the working capital. The net working capital of Zaldívar (on a 100% basis) was $522 million as at December 1, 2015. We have determined that Zaldívar will be accounted for as a joint venture and upon closing we began accounting for our investment under the equity method. The purchase price allocation underlying our equity method investment and the ultimate gain/loss on disposition of our 50% of Zaldívar will be finalized when the working capital adjustment is finalized.

On August 31, 2015, we completed the sale of 50% of our interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company (“Zijin”) for cash consideration of $298 million. As a result of the transaction, we recorded a gain on sale of $24 million in third quarter 2015. We have determined that Porgera will be accounted for as a joint operation and have recognized our share of the assets, liabilities, revenues and expenses of the Porgera mine.

On July 23, 2015, we completed the sale of our Cowal mine in Australia for cash consideration of $550 million. As a result of the transaction, we recorded a gain on sale of $28 million in third quarter 2015.

Streaming Transaction

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

●	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.

●

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

BARRICK YEAR-END 2015	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

Debt Management

Debt repayments made in 2015 totaled $3.1 billion, which exceeded our target as discussed on page 23 of this MD&A. In addition to normal course repayments, we undertook a number of early debt retirements as detailed below:

●	On September 9, 2015, the Company redeemed the outstanding $229 million aggregate principal amount of 2.90% notes due 2016 issued by Barrick.

●	On October 15, 2015, the Company redeemed the outstanding $264 million aggregate principal amount of 5.75% notes due 2016 issued by a wholly-owned subsidiary.

●	On October 28, 2015, the Company repurchased $834 million of principal relating to the 2.50% notes due 2018, 6.95% notes due 2019 and 3.85% notes due 2022 issued by Barrick.

●	On December 30, 2015, the Company repurchased approximately $1.25 billion of principal relating to the 2.50% notes due 2018, 3.85% notes due 2022 and 4.10% notes due 2023 issued by Barrick.

Royalty Changes in Zambia

In July 2015, the Zambian government passed amendments to the country’s mining tax regime that replaced the recently adopted 20% gross royalty on open pit mines with a 9% royalty, along with the reintroduction of a 30% corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carryforwards, and a 15% variable profits tax. In third quarter 2015 we evaluated the potential for a reversal of previous impairments recorded in fourth quarter 2014. The current mine plan, lower short-term copper prices and a higher observable discount rate offset the lower royalty rate and therefore no impairment reversal was required.

Working with the Zambian Chamber of Mines, we continue to participate in consultations with the Government of Zambia on alternative royalty arrangements that better reflect the current copper price environment.

Zambia Power Reductions

In second quarter 2015, the Zambian power authority (“ZESCO”) announced a reduction to power generation necessitated by the low water levels in its reservoirs as a result of the poor rainfall experienced during the recent rainy season. We are continuing to work with ZESCO to manage a monthly power cap and are focused on power usage efficiencies and savings to minimize the impact on production.

Jabal Sayid Financing Facility

On April 2, 2015, Ma’aden Barrick Copper Company (our 50% Barrick-owned equity method investment) signed a financing agreement with the Saudi British Bank to finance the Jabal Sayid copper project for SAR 750 million ($200 million USD). The proceeds are being used to fund the expenditures remaining to bring the mine into commercial production. At the end of fourth quarter 2015, $60 million has been drawn on the financing facility.

Pascua-Lama Chilean Environmental Court Ruling

On March 23, 2015, Chile’s Environmental Court ruled that the Pascua-Lama project has not damaged glaciers in the project area. The plaintiffs did not file an appeal and the matter is now closed.

Pascua-Lama SMA Regulatory Sanctions and Constitutional Protection Action

On April 22, 2015, Chile’s environmental regulator (known as the SMA) reopened the administrative proceeding against Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”) in accordance with the March 3, 2014 decision of the Environmental Court of Santiago, Chile. On May 14, 2015, CMN filed a petition to limit the scope of the new administrative proceeding to the original allegations considered by the environmental regulator at the time it issued the Resolution and to assert additional defenses. CMN presented supporting documents and witness testimony in January 2016 in response to an order from the SMA. The SMA also conducted a site visit in January 2016. A final resolution from the SMA in this matter is pending.

Also on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected

BARRICK YEAR-END 2015	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. CMN appealed the SMA’s decision to the Environmental Court, which held a hearing on November 26, 2015. Decisions are pending from the Environmental Court with respect to CMN’s appeal and from the SMA with respect to CMN’s defense to the remainder of the alleged deviations. The new administrative proceeding against CMN is separate from the original administrative proceeding described above, and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit.

CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (Sernageomin) on August 31, 2015. Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the Project’s water management system, which remain subject to the requirements of the Project’s original environmental approval and other regulations.

On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs assert that the Temporary Closure Plan cannot be approved until the water management system for the Project has been completed in accordance with the Project’s environmental permit. The action has been admitted for review by the court, which is expected to schedule a hearing in this matter prior to issuing a decision.

Refer to Note 35 to the Financial Statements for more information regarding these matters.

Hemlo Land Acquisition

In March 2015, Barrick acquired certain surface and mineral lands adjacent to the Hemlo property in Ontario from subsidiaries of Newmont Mining Corporation for $37.5 million. The acquisition will enable Hemlo to realize additional value through near-term, lower-cost ounces, optimize its current operation, and increase exploration potential, which will allow for potential mine life extensions.

Alturas Gold Discovery

In first quarter 2015, we made a new gold discovery located in the Andean region of Chile. The new discovery is the result of a methodical re-evaluation of the El Indio belt led by our exploration team. At the end of 2015, we have reported an initial inferred resource of 5.5 million ounces of gold. For further details, see page 28 of this MD&A.

Exploration Partnership with QPX

In first quarter 2015, we formed a strategic partnership with Quantum Pacific Exploration (“QPX”) to explore for copper deposits on our land in northern Chile. Any gold deposits located on Barrick land will remain 100 percent Barrick-owned. If a copper deposit project is identified on either Barrick or QPX land, it will be 50 percent owned by each company. This agreement seeks to maximize the value of our highly prospective land holdings where there is currently little to no exploration taking place.

Management Structure Refinements

In August 2015, Kelvin Dushnisky, most recently Co-President, was appointed President. Richard Williams, previously Chief of Staff, was appointed Chief Operating Officer and will report to Mr. Dushnisky. Basie Maree, most recently Senior Vice President, Technical Services was appointed Chief Technical Officer and Peter Sinclair, most recently Senior Vice President, Corporate Affairs was appointed Chief Sustainability Officer, both reporting to Mr. Williams. Jim Gowans, who made significant contributions to the company as Co-President, supported the transition as a Senior Advisor to the Chairman until his retirement from Barrick on December 31, 2015.

Board Resignations & Appointments

In 2015, the Board of Directors accepted the resignation of Ned Goodman, Founder of Dundee Corporation, as well as C. David Naylor, Professor of Medicine & President Emeritus, University of Toronto. The Board of Directors subsequently appointed J. Robert S. Prichard, current Chairman of Torys LLP, BMO Financial Group and Metrolinx, to serve as an independent director on Barrick’s Board. The Board of Directors also appointed Kelvin Dushnisky, current President of Barrick to the Board on February 17, 2016.

BARRICK YEAR-END 2015	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2016

Operating Unit Guidance

Our 2015 gold and copper production, cash costs, all-in sustaining costs and forecast gold production, cash costs and all-in sustaining costs ranges by operating unit for 2016 are as follows:

Operating Unit	2015 production (000s ozs)	2015 cash costs ($/oz)	2015 all-in sustaining costs ($/oz)	2016 forecast production (000s ozs)	2016 forecast cash costs ($/oz)	2016 forecast all-in sustaining costs ($/oz)

Gold

Cortez	999	$486	$603	900 - 1,000	$480 - $530	$640 - $710

Goldstrike	1,053	522	658	975 - 1,075	560 - 610	780 - 850

Pueblo Viejo (60%)	572	467	597	600 - 650	440 - 480	570 - 620

Lagunas Norte	560	329	509	410 - 450	380 - 420	570 - 640

Veladero	602	552	946	630 - 690	550 - 600	830 - 900

Total Core Mines	3,786	$480	$660	3,500 - 3,900	$490 - $540	$690 - $740

Turquoise Ridge (75%)	217	581	742	200 - 220	560- 620	770 - 850

Porgera (47.5%)[1]	436	791	1,018	230 - 260	700 - 750	990 - 1,080

Kalgoorlie (50%)	320	752	886	350 - 365	610 - 630	670 - 700

Acacia (63.9%)	468	772	1,112	480 - 500	670 - 700	950 - 980

Hemlo	219	708	895	200 - 220	600 - 660	790 - 870

Golden Sunlight	68	1,098	1,379	30 - 45	920 - 990	1,000 - 1,050

Total Continuing Operations	5,514	$566	$761	5,000 - 5,500	$540 - $580	$725 - $775

Cowal	156	560	621	-	-	-

Round Mountain (50%)	192	710	910	-	-	-

Bald Mountain	191	628	1,132	-	-	-

Ruby Hill	10	628	696	-	-	-

Pierina	54	880	1,411	-	-	-

Total Divested/Closed Sites	603	$658	$948	-	-	-

Total Gold[2]	6,117	$575	$780	5,000 - 5,500	$540 - $580	$725 - $775

Total Consolidated Barrick	6,117	$596	$831	5,000 - 5,500[3]	$550- $590	$775 - $825

	2015 production (millions lbs)	2015 C1 cash costs ($/lb)	2015 all-in sustaining costs ($/lb)	2016 forecast production (millions lbs)	2016 forecast C1 cash costs ($/lb)	2016 forecast all-in sustaining costs ($/lb)

Copper

Zaldívar[4]	218	$1.74	$2.11	100 - 120	$1.70 - $1.90	$2.20 - $2.40

Lumwana	287	1.72	2.42	270 - 290	$1.35 - $1.60	$1.90 - $2.20

Jabal Sayid	6	-	-	-	-	-

Total Copper	511	$1.73	$2.33	370 - 410	$1.45 - $1.75	$2.05 - $2.35

[1]	Porgera presented on a 95% basis until August 31, 2015 and a 47.5% basis thereafter.
[2]	Total gold cash costs and all-in sustaining costs per ounce exclude the impact of hedges and/or costs allocated to non-operating sites.
[3]	Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.
[4]	Zaldívar presented on a 100% basis until November 30, 2015 and a 50% basis thereafter. Results from December 1, 2015 onwards are accounted for under the equity method.

BARRICK YEAR-END 2015	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Expense and Capital Guidance

Our 2015 consolidated expenses and capital expenditures and forecast consolidated expenses and capital expenditures for 2016 are as follows:

($ millions, except per ounce/pound data)	2015 Actual	2016 Guidance
Depreciation:
Gold ($ per ounce)	265	240 - 260
Copper ($ per pound)	0.20	0.20 - 0.30
Exploration and project expenses	355	225 - 275
Exploration and evaluation	163	125 - 155
Project expenses	192	100 - 120
General and administrative:
Corporate administration	181	~145
Stock based compensation[1]	10	~45
Acacia[2]	42	~25
Total general and administrative	233	~215
Other expense/(income)	(113)	20-40
Finance costs[3]	739	690 - 730
Capital expenditures:
Minesite sustaining	1,331	1,200 - 1,400
Minesite expansion[4]	120	100 - 150
Projects[4]	61	50 - 100
Total capital expenditures	1,512	1,350 - 1,650

[1]	2015 actual includes restricted share units related to corporate while 2016 guidance figure includes global restricted share units.
[2]	2015 actual includes $6 million of restricted share unit costs, which are not forecasted as part of the 2016 guidance figure.
[3]	2015 actual includes a net gain on debt extinguishment of $68 million. Gross finance costs were $807 million.
[4]	2015 actual excludes $17 million of capitalized interest.
[5]	2015 actual excludes $81 million reversal of accruals for contract claims and other project costs at Pascua-Lama.

2016 Guidance Analysis

Highlights

●	Forecasted gold production to be in the range of 5.0 to 5.5 million ounces.
●	All-in sustaining costs forecasted to be in the range of $775 to $825 per ounce.
●	Forecasted capital spending to be in the range of $1.35 to $1.65 billion.
●	Targeting to be free cash flow positive at our 2016 budget assumption of $1,000 per ounce.

Estimates of future production, cost of sales, cash costs and all-in sustaining costs presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 19 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Operating Outlook

We expect 2016 gold production to be in the range of 5.0 to 5.5 million ounces. The first half of the year is expected to average higher than the second half for all-in sustaining costs, with the second quarter of the year expected to be the weakest. Production will be lower than 2015 as a result of the following operating mines:

●	The sale of Round Mountain and Bald Mountain in first quarter 2016, and of Cowal, Ruby Hill, and 50% of our interest in Porgera in 2015 (2015 aggregate production of 985 thousand ounces).
●

Lower production at Lagunas Norte (2015 production: 560 thousand ounces), as a result of the progressive depletion of oxide ores, which are being replaced with sulfide ore with lower kinetics and recoveries in 2016.

These production decreases are expected to be partially offset by an increase in production at Pueblo Viejo, Veladero, Kalgoorlie and Acacia as a result of the following:

●	Higher production at Pueblo Viejo (2015 production, Barrick share: 572 thousand ounces) due to an

BARRICK YEAR-END 2015	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

increase in expected throughput and plant availability as compared to 2015, primarily due to overcoming the issues related to the Oxygen Plant motor failures which negatively impacted 2015 throughput, combined with improved efficiency in 2016 through ore blending optimization, increased autoclave availability, and optimization of maintenance strategies.

●

Higher production at Veladero (2015 production: 602 thousand ounces) primarily due to an increase in expected ore grades in 2016 from Federico phase 3 and 4 combined with an expected improvement in equipment availability.

●	Higher production at Kalgoorlie (2015 production, Barrick share: 320 thousand ounces) due to an increase in total ore tons processed and higher expected head grade in 2016.
●

Higher production at Acacia (2015 production, Barrick’s share: 468 thousand ounces) primarily due to an expected 5% increase in production at North Mara as a result of an increased proportion of mill feed being sourced from the Gokona underground and a forecasted 10% increase in production at Buzwagi due to improved access to the main ore zone from second quarter.

Cash costs are expected to be in the range of $550 to $590 per ounce, which is lower than $596 per ounce in 2015 as a result of the following:

●

Lower consolidated cash costs in 2016 resulting from the sale of Round Mountain and Bald Mountain in first quarter 2016, and 50% of our interest in Porgera, and Ruby Hill in 2015, each of which carried a higher average cost in 2015.

●

Lower costs at Pueblo Viejo primarily due to the positive impact of increased production on unit production costs and higher silver by-product credits as a result of higher expected silver recoveries in 2016.

●	Lower cash costs at Acacia primarily due to higher expected production which will contribute to lower unit production costs, combined with a focus on ongoing cost reduction measures in 2016.

●

Lower cash costs due to the impact of lower expected hedge losses from our currency and fuel hedging programs in 2016. In 2015, we realized about $21 per ounce in realized hedge losses from our currency and fuel hedging programs.

These cash cost decreases are expected to be partially offset by an increase in cash costs at Lagunas Norte as a result of a decrease in expected production and sales volumes, which negatively impacts unit production costs, and higher cash costs at Goldstrike primarily due to processing a full year of autoclave tonnes which are processed at a higher cost per tonne compared to the roaster. The modified autoclaves did not enter commercial production until third quarter 2015 due to the commissioning of the thiosulfate circuit.

All-in sustaining costs are expected to be in the range of $775 to $825 per ounce for gold, which reflects a decrease from $831 per ounce in 2015, primarily due to lower expected cash costs from $596 per ounce to our expected range of $550 to $590 per ounce, combined with lower minesite development capital expenditures due to a decrease in capitalized stripping activities at Veladero and Kalgoorlie and lower development capital expenditures resulting from the sale of Round Mountain and Bald Mountain in first quarter 2016, and Cowal, Ruby Hill, and 50% of our interest in Porgera in 2015.

Depreciation

Depreciation applicable to gold is expected to be in the range of $240 to $260 per ounce, which reflects a decrease from $265 per ounce in 2015. The decrease in 2016 is primarily due to a decrease in depreciation at Pueblo Viejo, Lagunas Norte and Golden Sunlight, as a result of an expected increase in production over their life of mine. This was partially offset by an expected increase in depreciation at Cortez due to the planned drawdown of work in process and stockpile inventory combined with a higher proportion of mining expected from the open pit in 2016, which carries a higher depreciation rate, at Goldstrike due to a full year of depreciation relating to the thiosulfate circuit, and at Veladero.

Exploration and Evaluation Expenses

We expect to incur approximately $125 to $155 million of exploration and evaluation (“E&E”) expenditures in 2016. This reflects a prudent level of spend over last year’s expenditure and aligns with Barrick’s strategic objective to be free cash flow positive in light of the gold price environment. We continue to take advantage of existing infrastructure and advance key growth projects such as Goldrush, Cortez Hills Lower Zone and Alturas. These expenditures will provide a near-term return on investment by adding to and/or upgrading our reserve and resource base, and in some cases may positively impact production and mine life.

About 85% of the budget is allocated to our two core regions (Nevada and the Andean region in South America), of which 36% is allocated to Cortez and Goldrush and 24% predominantly towards Chile.

BARRICK YEAR-END 2015	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Project Expenses

We expect to incur approximately $100 to $120 million of project expenses in 2016. Project expenses primarily relate to expenses at Pascua-Lama for water management and monitoring activities as part of the temporary suspension plan, and other project expenditures associated with Cerro Casale, Donlin Gold and Reko Diq.

General and Administrative Expenses

In 2015, we exceeded our overhead cost reduction target of $50 million for the year, and expect to reach $100 million in annualized overhead savings in 2016. We realized approximately $65 million in reductions in gross functional general and administrative and overhead costs compared to the prior year, allowing us to meet our corporate administration expense target of $145 million in 2015, after adjusting for severance and other one-time costs. Corporate administration costs in 2016 are expected to be about $145 million.

Finance Costs

Finance costs primarily represent interest expense on long-term debt. We expect finance costs in 2016 to be lower than 2015 levels primarily due to lower interest expense in 2016 following $3.1 billion of debt repayments in 2015, partially offset by a decrease in capitalized interest in 2016 due to the cessation of interest capitalization upon completion of the thiosulfate circuit at Goldstrike. In 2015, finance costs included the recognition of a $68 million net gain on extinguishment arising from the debt repurchases that occurred in fourth quarter 2015. We do not expect to capitalize significant interest costs in 2016.

Capital Expenditures

Total capital expenditures for 2016 are expected to be in the range of $1.35 to $1.65 billion, compared to $1.51 billion in 2015, which reflects a decrease in minesite development capital expenditures, partially offset by an increase in other minesite sustaining capital expenditures.

Minesite sustaining capital expenditures reflect the capital spending required to support current planned production levels and those which do not meet our definition of non-sustaining capital. This includes capitalized production phase stripping costs at our open pit mines, underground mine development and E&E expenditures that meet our criteria for capitalization.

Minesite sustaining capital expenditures are expected to decrease slightly from 2015 expenditure levels of $1,331 million to a range of about $1,200 to $1,400 million mainly due to a decrease in minesite development capital expenditures at Veladero and Kalgoorlie in 2016 and lower development capital expenditures resulting from the sale of Round Mountain, Bald Mountain, 50% of our interest in Porgera, Cowal, Ruby Hill and 50% of Zaldívar in 2015. Lower development capital expenditures are expected to be partially offset by an increase in minesite sustaining capital expenditures at Goldstrike, Cortez, Pueblo Viejo and Pierina.

At Goldstrike, sustaining capital expenditures are expected to increase primarily due to planned tailings expansions scheduled in 2016, the addition of dewatering wells associated with the underground water management plan and a shift in timing of underground equipment replacements from fourth quarter 2015 to 2016. At Cortez, sustaining capital is expected to be higher in 2016 primarily due to planned hydrology, dewatering and other water management projects scheduled to occur in 2016 combined with a shift in timing of haul truck capitalized maintenance originally planned for fourth quarter 2015 that will not be required until 2016. At Pueblo Viejo, sustaining capital is expected to increase primarily due to a shift in timing of project expenditures from 2015 to 2016 combined with acceleration of the tailings extension into 2016. At Pierina, sustaining capital is expected to increase in 2016 primarily due to completion of the phase 7 leach pad expansion in 2016 which commenced in fourth quarter 2015. The phase 7 leach pad expansion is scheduled to be completed in third quarter 2016 and is expected to produce approximately 200 thousand ounces over the next three years.

Minesite development capital expenditures are expected to be lower in 2016 due to a decrease in production phase stripping activities at Veladero and Kalgoorlie and lower development capital expenditures resulting from the sale of Round Mountain and Bald Mountain in first quarter 2016, and 50% of our interest in Porgera, Cowal, Ruby Hill and 50% of Zaldívar in 2015.

At Veladero, development capital expenditures are expected to decrease due to a reduction in capitalized stripping in the Federico phase 4 pit as compared to 2015. At Kalgoorlie, the decrease in development capital expenditures is primarily due to lower capitalized stripping in the open pit in line with the mine plan.

Minesite expansion capital expenditures include non-sustaining capital expenditures at new projects and existing operations that are related to discrete projects that significantly increase the net present value of the mine and are not related to current production activity.

BARRICK YEAR-END 2015	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Expansion capital expenditures are expected to be in the range of $100 to $150 million in 2016, in line with 2015 expenditure levels of $120 million, which mainly reflects an increase in expansion capital expenditures at Cortez, offset by a decrease at Goldstrike in 2016. Cortez expansion capital expenditures are expected to be higher in 2016 due to an increase in feasibility and development expenditures related to Lower Zone expansion projects combined with an increase in pre-stripping activities at Crossroads compared to 2015.

Expansion capital expenditures at Goldstrike are expected to be lower in 2016 following completion of the thiosulfate circuit at the autoclave which was commissioned in 2015.

Project capital expenditures reflect capital expenditures related to the initial construction of the project and include all of the expenditures required to bring the project into operation and achieve commercial production levels. In 2016, we expect our share of project capital costs to be in the range of $50 to $100 million, which reflects ongoing pre-stripping activities at South Arturo due to the acceleration of planned mining into 2016 and capitalized costs related to permitting, engineering and construction activities related to the temporary solution for water management at Pascua-Lama.

Effective Income Tax Rate

At a gold price of $1,000 per ounce in 2016, our expected effective tax rate is 74% on all income excluding expenses from non-operating entities, which do not have a present source of gold production or taxable income. These expenses cannot be recognized as a deferred tax asset, and therefore there is no tax recovery recorded on these expenses. The effect of these expenses in our income statement, with no corresponding tax effect, is to increase our effective rate on total net income to 133%. In the event that there will be sources of taxable income in the future, we may recognize some or all of these deferred tax assets.

BARRICK YEAR-END 2015	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2016 Guidance Assumption	Hypothetical Change	Impact on AISC	EBITDA[1] (millions)

Gold revenue, net of royalties	$1,000/oz	+/- $100/oz	n/a	$536

Copper revenue, net of royalties	$2.00/lb	+/- $0.50/lb	n/a	$178

Gold all-in sustaining costs

Gold royalties & production taxes	$1,000/oz	$100/oz	($3)/oz	$16

WTI crude oil price[2,3]	$50/bbl	$10/bbl	($1)/oz	$8

Australian dollar exchange rate[2]	0.72 : 1	+10%	$4/oz	($21)

Australian dollar exchange rate[2]	0.72 : 1	-10%	($4)/oz	$21

Canadian dollar exchange rate	1.40 : 1	+10%	($6)/oz	$28

Canadian dollar exchange rate	1.40 : 1	-10%	$7/oz	($34)

Copper all-in sustaining costs

WTI crude oil price[2,3]	$50/bbl	$10/bbl	($0.01)/lb	$4

Chilean peso exchange rate	715 : 1	+10%	($0.02)/lb	$8

Chilean peso exchange rate	715 : 1	-10%	$0.03/lb	($9)

[1]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 77 of this MD&A.
[2]	Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.
[3]	Impact on EBITDA only reflects contracts that mature in 2016.

Risks and Risk Management

Overview

The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. In order to achieve this we:

●	Maintain a framework that ensures we manage risk effectively and in a manner that creates the greatest value;
●	Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
●	Ensure that the key controls we rely on to achieve the company’s objectives are actively monitored so that they remain in place and are effective at all times; and
●	Provide assurance to the Executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

Board and Committee Oversight

We maintain strong risk oversight practices, with responsibilities outlined in the Board’s and related committees’ mandates. The Board’s mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.

The Risk Committee of the Board of Directors assists the Board in overseeing the Company’s management of principal risks as well as the implementation of policies and standards for monitoring and modifying such risks, and monitoring and reviewing the Company’s financial position and financial risk management programs generally. The Audit Committee and Corporate Social Responsibility Committee also provide oversight focusing on financial and operational (e.g. Safety & Health, Environmental, Community, Security, etc.) risk exposures, respectively.

Management Oversight

On a weekly basis, the global leadership team, including the executive team, representatives from each of Barrick’s country offices, minesites and corporate functions, participate in a Business Plan Review (“BPR”) meeting. This forum allows for the timely identification of key risks that may prevent the Company from achieving its objectives. It also fosters a culture of transparent, real-time risk management as a collective and enables a learning organization.

BARRICK YEAR-END 2015	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Principal Risks

The following subsections describe some of our key sources of uncertainty and relevant risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more fulsome discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 19.

Financial position and liquidity

Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short-and long-term financial demands. Barrick’s outstanding debt balances impact liquidity due to interest payments and elevated leverage ratios, which could impact our investment grade credit rating and ability to access capital markets. In addition, Barrick’s ability to draw on its credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows within the context of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Risk modification approach:

●	Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner;
●	Lengthened tenor of the average maturity of our outstanding debt through liability management activities;
●	Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, and formulate appropriate strategies;
●	Disciplined capital allocation criteria for all investments;
●	Proactive cash flow management to ensure funds are available to meet financial obligations;
●	Recent introduction of the Dividend Reinvestment Plan (the “DRIP”);
●	Discretion on the declaration and payment of dividends;
●	Replaced the financial covenant tied to our credit facility that required Barrick to maintain a minimum consolidated tangible net worth with a new financial covenant that requires us to maintain a net debt to total capitalization ratio of less than 0.60, which better reflects our deleveraging measures and future expected debt reduction;

●	Other options include:

●	Draw on our $4.0 billion undrawn credit facility;

●	Further non-core asset sales, joint venture or partnership opportunities;

●	Issuance of debt or equity securities in the public markets or to private investors.

Improving free cash flow and AISC

Our ability to improve productivity, drive down operating costs and reduce working capital is a focus in 2016 and subject to several sources of uncertainty. These range from our ability to successfully complete the ramp up of the thiosulfate circuit at Goldstrike to our ability to execute key business improvement programs aimed at improving productivity and cost in a sustainable manner.

Risk modification approach:

●

Formal project management protocols are established around these business transformation programs. The status of these projects is reviewed on a weekly basis during the BPR meetings to ensure the timely identification of key risk exposures that may affect their successful delivery;

●

Implementing a program aimed at simplifying and integrating business processes across the organization with a focus on improving visibility to key performance drivers, delivering insight and underpinning informed decision making;

●	Implementing a Best-in-Class program encompassing:

●	Forming a Business Improvement group to ensure the rapid implementation and management of the Best-in-Class program;
●	Developing a standardized, performance-oriented, measurement scorecard linking top operational and economic measures;
●	Benchmarking the performance of each mine to other Barrick mines and to other external companies;
●	Educating staff on the linkage between key operating metrics and value creation;
●	Identifying gaps and design changes to management processes such as planning, compensation and reporting to align goals with improving the measurement scorecard;
●	Identifying a standardized way of setting targets to become Best-in-Class in the mining industry; and

BARRICK YEAR-END 2015	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

●	Developing a roadmap to achieve targets at each mine including the evaluation of several Value Realization initiatives.

Social license to operate

At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we develop long-term and mutually-beneficial relationships with host governments and communities while working to minimize the social and environmental impacts of our activities. Recent environmental incidents in the extractive industry emphasize the hazards (e.g. water management, tailings storage facilities, etc.) and the potential consequences to both the environment and community health and safety. As a result, our industry is likely to face both additional public and regulatory scrutiny.

Risk modification approach:

●

Our external Corporate Social Responsibility Advisory Board was formed in 2012 and advises the Company on a range of corporate responsibility matters, including community relations, sustainable development, water, energy, climate change, security and human rights;

●

Barrick’s community relations, environment, safety and health, and security management systems set expectations, define performance standards and provide the necessary tools to modify the related risks;

●

We take a partnership approach with all our stakeholders, including with our home and host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;

●	As part of this approach, we work closely with governments, international NGOs and advocacy organizations to develop appropriate standards and guidelines for our industry.

Resources and reserves, growth and production outlook

Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2016 and beyond, our overriding objective of growing free cash flow per share is underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

Risk modification approach:

●	Exploration activities including minesite exploration and global programs;
●	Strategic business development activities;
●	Enhance project design to stagger capital outlay and optimize timing of cash flows;
●	Identify opportunities to improve project economics;
●	Leverage existing or develop new business partnerships with those who share a mutual interest in achieving the Company and project objectives;
●	Defer, cancel, or sell projects that cannot achieve desired capital allocation targets.

Market Overview

Gold

The market prices of gold, and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders.

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During the year, the gold price ranged from $1,046 per ounce to $1,308 per ounce. The average market price for the year of $1,160 per ounce represented a decrease of 8% versus 2014.

The decline in the price of gold in 2015 primarily occurred as a result of a strengthening US dollar over the course of the year. US dollar strength was largely due to increasing economic strength in the United States versus concerns over economic performance in Europe and China, leading to a divergence in monetary policies, as the United States entered a rate hike cycle amidst an ongoing easing cycle in Europe and China. Investor sentiment regarding gold remained muted, particularly in the Western world, as was

BARRICK YEAR-END 2015	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

evidenced by decreased holdings in global Exchange Traded Funds (“ETFs”) of 4 million ounces, versus a decrease in holdings of 5 million ounces in 2014 and 29 million ounces in 2013. However, physical demand for jewelry and other uses, particularly in China and India, remained strong and continued to be a significant driver of the overall gold market.

Copper

During 2015, London Metal Exchange (“LME”) copper prices traded in a range of $2.02 to $2.94 per pound, averaged $2.49 per pound, and closed the year at $2.09 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China.

The decline in the copper price over the course of the year was largely due to disappointing economic results out of China, which is by far the largest single market for copper demand, an overall decline in commodity prices, and a declining cost structure as a result of lower oil prices and US dollar strength.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2015, we recorded 55 million pounds of copper sales subject to final settlement at an average provisional price of $2.10 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $11 million, holding all other variables constant.

Silver

Silver traded in a range of $13.65 to $18.49 per ounce in 2015, averaged $15.68 per ounce and closed the year at $13.82 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold.

Silver prices do not significantly impact our current operating earnings, cash flows or gold cash costs.

Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates with non-US denominated currencies comprising approximately 25% of our operating and capital cost exposures. Although we have made dispositions, we continue to have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Chilean peso through expected future capital and operating costs at our Pascua-Lama project and mine operating costs at Zaldívar. We also have exposure to the Argentinean peso through operating costs at our Veladero mine, peso denominated VAT receivable balances and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to positions that we have put in place through our currency hedging program. In 2015, the Australian dollar traded in a range of $0.69 to $0.83 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso ranged from $1.16 to $1.40 and CLP593 to CLP718, respectively.

Due to expectations of a strengthened US dollar, in recent years we have reduced our overall foreign currency derivative positions, whether by closing out positions before maturity or limiting the addition of new positions. As a result, our foreign currency derivative contracts in place beyond 2015 currently consist only of AUD $85 million of contracts maturing in 2016.

BARRICK YEAR-END 2015	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

During the year, we recorded losses in earnings of approximately $87 million from our Australian dollar, Canadian dollar and Chilean peso hedges, primarily impacting our operating and corporate administration costs (2014: $97 million gain; 2013: $279 million gain).

Assuming December 31, 2015 market exchange rate curves and year-end spot prices, we expect to realize Australian dollar currency hedge losses of approximately $35 million against operating, administrative and capital costs in 2016. Despite potential future losses on currency derivative positions, a strengthening US dollar versus our key currency exposures is beneficial to our cost structure in 2016 as we are less than fully hedged against such exposures. As at December 31, 2015, we no longer have any Canadian dollar or Chilean peso currency hedges outstanding.

AUD Currency Contracts

	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)
2016	85	0.91	20%	23%	(14)

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.

[2]	To be reclassified from Other Comprehensive Income (“OCI”) to earnings when indicated.

Fuel

For 2015, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $34 and $63 per barrel, averaged $49 per barrel and closed the year at $37 per barrel. During 2015, the price of crude oil decreased significantly as a result of concerns over global economic growth, limiting expectations for demand, at the same time that global oil supply has been increasing due in part to advances in extraction technology.

In 2015, we recorded hedge losses in earnings of $19 million on our fuel hedge positions (2014: $4 million loss and 2013: $9 million gain). Assuming December 31, 2015 market forward curves and year-end spot

BARRICK YEAR-END 2015	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

prices, we expect to realize fuel hedge losses of approximately $110 million against operating, administrative and capital costs in 2016. A significant portion of these losses have already been recorded in the consolidated statements of income as an unrealized loss on non-hedge derivatives. Beginning in January 2015, upon early adoption of IFRS 9, Barrick’s fuel hedges qualified for hedge accounting and unrealized gains and losses will be recorded in Other Comprehensive Income.

Financial Fuel Hedge Summary

	Barrels (thousands)	Average Price	% of Expected Exposure	Impact of $10 change on Pre- tax Earnings (USD millions)[1]
2016	2,933	85	70%	13
2017	2,093	81	55%	17
2018	1,080	79	33%	22
[1]	Includes the impact of hedges currently in place.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced the range for its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level until December 2015, when the range was increased by 25 basis points. As economic conditions in the US continue to normalize, we expect incremental increases to short-term rates to continue in 2016.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.5 billion at December 31, 2015); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long lived assets and liabilities; and to the interest payments on our variable-rate debt ($0.6 billion at December 31, 2015). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

REVIEW OF ANNUAL FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the years ended December 31

	2015	2014	2013
Gold
000s oz sold[1]	6,083	6,284	7,174
Revenue	$ 7,813	$ 8,744	$ 10,670
Market price[2]	1,160	1,266	1,411
Realized price[2,3]	$ 1,157	$ 1,265	1,407
Copper
millions lbs sold[1]	510	435	519
Revenue	$ 1,002	$ 1,224	$ 1,651
Market price[2]	2.49	3.11	3.32
Realized price[2,3]	2.37	3.03	3.39
Other sales	$ 214	$ 271	$ 299

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar.

[2]	Per ounce/pound weighted average.

[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 78 of this MD&A.

In 2015, gold revenues were down 11% compared to the prior year primarily due to a lower realized gold price combined with a decrease in gold sales volume. Copper revenues for 2015 were down 18% compared to the prior year primarily due a lower realized copper price and $67 million in negative provisional pricing adjustments, partially offset by an increase in sales volume.

Realized gold prices for 2015 were down $108 per ounce compared to the prior year. The decrease in realized gold prices reflects the lower market gold prices in 2015, down 8% compared to 2014. In 2015, the realized copper price was down $0.66 per pound compared to 2014, due to the 20% decline in market copper prices over the prior year and the negative provisional pricing adjustments recognized in 2015.

In 2015, gold production was 2% lower than the prior year primarily due to a decrease in production at Pueblo Viejo, Lagunas Norte, and Veladero combined with the impact of the asset sales that occurred in the second half of 2015. The divested sites contributed an additional 135 thousand production ounces in 2014 compared to 2015.

BARRICK YEAR-END 2015	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

This was partially offset by an increase in production at Goldstrike, Cortez, and Turquoise Ridge.

Copper production for 2015 increased by 17% compared to the prior year due to higher production at Lumwana, partially offset by lower production at Zaldívar. Production at Lumwana was higher primarily as a result of the partial conveyor collapse that shut down the mill and concentrate production for much of second quarter 2014. The decreased production at Zaldívar reflects the divestment of 50% of our ownership in the mine that was completed on December 1, 2015.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the years ended December 31

	2015	2014	2013
Cost of sales
Direct mining costs	$ 4,738	$ 4,803	$ 5,205
Depreciation	1,771	1,648	1,732
Royalty expense	336	303	321
Community relations	62	76	71
Cost of sales - gold[1]	5,897	5,794	6,192
Cash costs[2,3]	596	598	566
All-in sustaining costs - gold[2,3]	831	864	915
Cost of sales - copper[1]	814	954	1,100
C1 cash costs[2,3]	1.73	1.92	1.92
All-in sustaining costs per pound[2,3]	$ 2.33	$ 2.79	$ 2.74

[1]	2014 and 2013 figures restated to include community relations costs.

[2]	Per ounce/pound weighted average.

[3]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 73 - 76 of this MD&A.

In 2015, cost of sales applicable to gold was 2% higher than the prior year due to an increase in depreciation expense, partially offset by lower direct mining and gold royalty costs resulting from decreased sales volumes.

Gold cash costs for 2015 were in line with the prior year as the benefit of lower direct mining costs and reduced royalty expense was offset by realized losses on our foreign currency and fuel hedge contracts, movements in inventory and the allocation of shared services to the operating sites in 2015 combined with the impact of lower sales volume on unit production costs. In 2015, all-in sustaining costs were down $33 per ounce compared to the prior year primarily due to a reduction in minesite sustaining capital expenditures, partially offset by the impact of lower sales volume on unit production costs.

In 2015, cost of sales applicable to copper decreased $140 million compared to the prior year primarily due to lower depreciation expense as a result of the impairment charges recorded in fourth quarter 2014 combined with the impact of ceasing depreciation of the Zaldívar assets in third quarter 2015 as a result of reclassifying the mine’s assets as held-for-sale. This was partially offset by higher royalty expense at Lumwana in first quarter 2015 resulting from the increase in the royalty rate from 6% to 20%, subsequently lowered to 9% in third quarter 2015.

C1 cash costs per pound for 2015 were 10% lower than the prior year reflecting the impact of higher sales volume on unit production costs. All-in sustaining costs per pound were 16% lower than the prior year primarily reflecting the effect of the above factors on C1 cash costs combined with a decrease in minesite sustaining capital expenditures at Lumwana and Zaldívar.

  Capital Expenditures1

($ millions)	For the years ended December 31

	2015	2014	2013
Project capital expenditures[2]	$ 13	$234	$ 2,137
Minesite sustaining	632	764	1,150
Mine development	727	874	1,317
Minesite expansion[2]	120	362	468
Capitalized interest	17	30	303

Total consolidated capital expenditures	$ 1,509	$ 2,264	$ 5,375

[1]	These amounts are presented on a 100% accrued basis.

[2]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

In 2015, capital expenditures decreased 33% compared to the prior year. The decrease is primarily due to a decrease in minesite sustaining and development capital expenditures combined with lower minesite expansion and project capital expenditures. The decrease in minesite sustaining capital expenditures is primarily due to our disciplined capital allocation approach. This was partially offset by an increase in costs at Veladero relating to the phase 4B and 5A leach pad expansions combined with the capitalization of costs committed by the mine to improve leach pad facilities as a result of the cyanide incident that occurred in third quarter 2015. The 17% reduction in minesite development capital expenditures in 2015 is due to lower capitalized stripping costs, primarily at Goldstrike and Cortez, partially offset by an increase in those costs at Porgera and Bald Mountain. Minesite expansion capital expenditures decreased 67% and capitalized

BARRICK YEAR-END 2015	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

interest decreased by $13 million compared to the prior year as a result of the completion of the thiosulfate circuit at Goldstrike, which entered commercial production in third quarter 2015.

  Additional Significant Statement of Income Items

($ millions)	For the years ended December 31

	2015	2014	2013

General & administrative expenses	$ 233	$ 385	$ 390

Corporate administration[1]	$ 181	$ 212	$ 188

Operating segment administration[2]	$ -	$ 124	$ 162

Stock-based compensation	$ 10	$ 5	$ 4

Acacia	$ 42	$ 44	$ 36

Other expense/(income)	($ 113)	($ 14)	$ 56

Exploration, evaluation & project costs	$ 355	$ 392	$ 680

Finance costs	$ 739	$ 796	$ 657

Finance income	$ 13	$ 11	$ 9

Impairments	$ 3,897	$ 4,106	$ 12,687

[1]	For the year ended December 31, 2015, corporate administration costs include approximately $29 million of severance costs (2014: $33 million).

[2]	In 2015, operating segment administration costs have been allocated to our operating sites and are now included in cost of sales.

General and Administrative Expenses

General and administrative expenses were $152 million lower than the prior year, primarily related to transferring functional services costs to minesites reflecting services they require to run their business. Also contributing to the decrease was a reduction of approximately $65 million in overhead costs, excluding severance, stock-based compensation and Acacia corporate administration costs, which was recorded within general and administrative and cost of sales, exceeding our $50 million reduction target for the year. For further information regarding the allocation of shared services costs, refer to page 50 of this MD&A.

Other Expense (Income)

Other income for 2015 increased by $99 million compared to the prior year. The increase is primarily due to the realization of gains on the sale of our Cowal mine and 50% of our interest in the Porgera mine, which closed in third quarter 2015. These gains were partially offset by $30 million in office closure costs primarily related to the exiting of leases at our Toronto and Salt Lake City offices and $27 million in mine-site severance and non-operational costs primarily related to the end of surface mining at our Golden Sunlight mine. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Exploration, Evaluation and Project Costs

Exploration, evaluation and project costs for 2015 decreased $37 million compared to the prior year. The decrease is primarily due to a $22 million decrease in global exploration costs combined with a $30 million decrease in project costs at Jabal Sayid. This was partially offset by a $26 million increase in corporate development costs relating to projects. For a further breakdown of exploration, evaluation and project costs, refer to note 8 to the Financial Statements.

Finance Costs

In 2015, finance costs were $57 million lower than the prior year primarily due to the recognition of a $68 million net gain on extinguishment arising from the debt repurchases that occurred in fourth quarter 2015, partially offset by a decrease in capitalized interest due to the cessation of interest capitalization upon completion of the thiosulfate circuit at Goldstrike. Interest costs incurred were in line with the prior year. For a further breakdown of finance costs/income, refer to note 13 to the Financial Statements.

BARRICK YEAR-END 2015	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Charges

	For the years ended December 31
	2015	2014	2013
($ millions)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Goodwill
Goldstrike	$ 730	$ -	$ -
Zaldívar	427	712	-
Pueblo Viejo	412	-	-
Cortez	355	-	-
Lagunas Norte	247	-	-
Jabal Sayid	-	316	-
Lumwana	-	214	-
Bald Mountain	-	131	-
Round Mountain	-	36	-
Australia Pacific	-	-	1,200
Copper	-	-	1,033
Capital projects	-	-	397
Acacia	-	-	185

Total goodwill impairment charges	$2,171	$ 1,409	$ 2,815
Asset impairments
Pascua-Lama	$ 399	$ 382	$ 6,007
Pueblo Viejo	386	-	-
Buzwagi	30	-	439
Round Mountain/Bald Mountain	53	-	51
Lagunas Norte	26	-	-
Cerro Casale	-	778	-
Lumwana	-	720	-
Jabal Sayid	-	198	704
Porgera	-	(160)	595
Cortez	-	29	-
Veladero	-	-	300
North Mara	-	-	125
Pierina	-	-	98
Kalgoorlie	-	9	-
Exploration sites	-	7	94
Granny Smith	-	-	73
Marigold	-	-	39
Ruby Hill	-	-	33
Kanowna	-	-	41
Plutonic	-	-	26
Darlot	-	-	25
AFS investments	-	18	23
Other	53	4	57
Total asset impairment charges	$947	$ 1,985	$ 8,730
Tax effects and NCI	779	712	1,142
Total impairment charges (100%)	$3,897	$ 4,106	$ 12,687

In 2015, primarily as a result of a decrease in the metal price assumptions used for our annual impairment test, we recognized goodwill impairment losses of $2.2 billion (net of non-controlling interests) and $947 million (net of tax and non-controlling interests) of impairment losses for non-current assets compared to goodwill and non-current asset impairment losses of $1.4 billion and $2 billion (net of tax and non-controlling interests), respectively, in the prior year. Refer to note 20 to the consolidated financial statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Income Tax Expense

  Reconciliation to Canadian Statutory Rate

($ millions) For the years ended December 31	2015	2014
At 26.5% statutory rate	$ (833)	$ (703)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(103)	(93)
Impact of foreign tax rates[2]	(110)	18
Expenses not tax deductible	55	96
Goodwill impairment charges not tax deductible	736	373
Impairment charges not recognized in deferred tax assets	246	334
Net currency translation losses on deferred tax balances	62	46
Current year tax losses not recognized in deferred tax assets	56	20
Internal restructures	(116)	(112)
De-recognition of a deferred tax asset	20	-
Non-recognition of US AMT credits	19	43
Adjustments in respect of prior years	44	(8)
Increase to income tax related contingent liabilities	13	-
Impact of tax rate changes	-	20
Other withholding taxes	12	40
Mining taxes	(125)	227
Other items	(7)	5
Income tax expense (recovery)	$ (31)	$ 306

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

BARRICK YEAR-END 2015	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

The more significant items impacting income tax expense in 2015 and 2014 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2015 and 2014, tax expense of $62 million and $46 million, respectively, primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses are included within deferred tax recovery/expense.

Internal Restructures

In fourth quarter 2015, a deferred tax recovery of $116 million arose from a loss that was realized on internal restructuring of subsidiary corporations. This resulted in a net increase in deferred tax assets.

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

De-recognition of a Deferred Tax Asset

In second quarter 2015, we recorded a deferred tax expense of $20 million related to de-recognition of a deferred tax asset in Pueblo Viejo.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2015 and 2014, we recorded a deferred tax expense of $19 million and $43 million, respectively, related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In third quarter 2014, a tax rate change was enacted in Chile, resulting in a current tax expense of $2 million.

In fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates. This resulted in a deferred tax expense of $18 million due to recording the deferred tax asset in Peru at the lower rates.

BARRICK YEAR-END 2015	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at December 31, 2015	As at December 31, 2014
Total cash and equivalents	$ 2,455	$ 2,699
Current assets	3,013	3,451
Non-current assets	20,840	27,729
Total Assets	$ 26,308	$ 33,879
Current liabilities excluding short-term debt	$ 1,644	$ 2,154
Non-current liabilities excluding long-term debt	5,241	5,782
Debt (current and long-term)	9,968	13,081
Total Liabilities	$ 16,853	$ 21,017
Total shareholders’ equity	7,178	10,247
Non-controlling interests	2,277	2,615
Total Equity	$ 9,455	$ 12,862
Total common shares outstanding (millions of shares)[1]	1,165	1,165

Key Financial Ratios:
Current ratio[2]	2.77:1	2.47:1
Debt-to-equity[3]	1.05:1	1.02:1

[1]	Total common shares outstanding do not include 2.9 million stock options.

[2]	Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2015 and December 31, 2014.

[3]	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2015 and December 31, 2014.

Balance Sheet Review

Total assets were $26.3 billion at December 31, 2015, $7.6 billion lower than at December 31, 2014, primarily reflecting our 2015 dispositions as well as $3.9 billion of impairment charges recognized in 2015. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes and other government receivables, and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period. Total liabilities at December 31, 2015 totaled $16.9 billion, approximately $4.2 billion lower than at December 31, 2014, reflecting $3.1 billion of debt repayments made during the year combined with a decrease in accruals.

Shareholders’ Equity

As at February 8, 2016	Number of shares
Common shares	1,165,081,379
Stock options	2,558,335

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For 2015 other comprehensive income was a loss of $67 million on an after-tax basis. The loss reflected losses of $177 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, $56 million in losses for currency translation adjustments, and $11 million of losses recorded as a result in changes in the fair value of investments held during the quarter, partially offset by reclassification adjustments totaling $131 million for losses on hedge contracts designated for 2015 (or lost hedge effectiveness in 2015) that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, a $20 million gain due to tax recovery on the overall decrease in OCI, $18 million of gains recorded as a result of realized changes on equity investments, and $8 million actuarial gains on our pension liability.

BARRICK YEAR-END 2015	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Included in accumulated other comprehensive income at December 31, 2015 were unrealized pre-tax losses on currency, commodity and interest rate hedge contracts totaling $140 million. The balance relates to fuel and currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next few years, including $14 million remaining in crystallized hedge losses related to our Australian dollar contracts that were settled in third quarter 2012 or closed out in the second half of 2013 and $16 million in crystallized hedge gains related to our silver contracts. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2015, our total debt was $10 billion (debt net of cash and equivalents was $7.5 billion) and our debt-to-equity ratio was 1.05:1. This compares to debt as at December 31, 2014 of $13.1 billion (debt net of cash and equivalents was $10.4 billion), and a debt-to-equity ratio of 1.02:1. Our $4.0 billion revolving credit facility is fully undrawn and $3.66 billion expires in January 2021 with the remaining amount expiring in January 2020.

At the beginning of 2015, we set a debt reduction target of $3 billion and we achieved that goal through a series of debt repayments totaling $3.1 billion. Total debt has been reduced by 24 percent over the same period, from $13.1 billion to $10 billion, significantly reducing our near-term debt repayment obligations. We currently have less than $250 million in debt due before 2018 and approximately $5 billion of our $10 billion in outstanding debt matures after 2032.

Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. In July 2015, the company’s Board of Directors reduced the quarterly dividend by 60 percent to $0.02 per share as a prudent measure to increase financial flexibility in light of current market conditions 3. The Board of Directors also approved a Dividend Reinvestment Plan (the “DRIP”), which was made available to eligible shareholders for the first time with payment of the above-mentioned dividend on September 15, 2015 to shareholders of record on

August 31, 2015. The DRIP allows registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares at a discount to the average market price (as defined in the DRIP), currently set at 3% and subject to change at the discretion of the Board of Directors. Other options to enhance liquidity include drawing the $4.0 billion available under our credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing); further non-core asset sales or joint venture opportunities; and issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S & P currently rate our long-term debt Baa3 and BBB-, respectively, after our credit ratings were downgraded during the year by S&P on March 2, 2015 to BBB- (stable) and by Moody’s on August 12, 2015 to Baa3 (stable), both of which are the lowest investment grade ratings. On January 21, 2016, Moody’s placed Barrick’s long-term debt rating on review for downgrade. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our fully undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization was 0.44:1 as at December 31, 2015.

Cash and Equivalents and Cash Flow

Total cash and cash equivalents as at December 31, 2015 was $2.5 billion4. Our cash position consists of a mix of term deposits, treasury bills and money market investments and is primarily denominated in US dollars.

[3]

The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

[4]	Includes $621 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

BARRICK YEAR-END 2015	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Cash Inflow (Outflow)

($ millions)	For the years ended December 31

	2015	2014
Operating inflows	$ 2,794	$ 2,296
Investing activities

Capital expenditures[1]	$ (1,713)	$ (2,432)

Divestitures	1,904	166

Other	59	316
Total investing inflows/(outflows)	$ 250	$ (1,950)

Financing activities

Net change in debt	$ (3,133)	$ (47)

Dividends	(160)	(232)

Proceeds from divestment of 10% of issued ordinary share capital of Acacia	-	186

Other	18	33
Total financing inflows/(outflows)	$ (3,275)	$ (60)
Effect of exchange rate	(13)	(11)
Increase/(decrease) in cash and equivalents	($ 244)	$ 275

[1]	The amounts include capitalized interest of $17 million for the year ended December 31, 2015 (2014: $29 million).

In 2015, we generated $2,794 million in operating cash flow, compared to $2,296 million of operating cash flow in the prior year. The increase in operating cash flow primarily reflects a $610 million deposit received in third quarter 2015 relating to the Pueblo Viejo gold and silver streaming arrangement, partially offset by lower realized gold and copper prices. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The principal uses of operating cash flow are to fund our capital expenditures and interest.

Cash inflows from investing activities in 2015 amounted to $250 million compared to $1,950 million of cash outflows in the prior year. The increase of $2,200 million compared to 2014 is primarily due to $1,904 million of proceeds from the divestiture of our Cowal mine and 50% of our interest in the Porgera mine in third quarter 2015 and our Ruby Hill mine, Spring Valley project and 50% of our interest in the Zaldívar mine in fourth quarter 2015 combined with a decrease in capital expenditures. In 2015, capital expenditures on a cash basis were $1,713 million compared to $2,432 million in 2014. The decrease of $719 million is primarily due to a decrease in project capital expenditures due to a reduction in costs related to our Pascua-Lama project as it entered deep suspension in 2015 combined with a decrease in minesite expansion capital expenditures due to a reduction in costs related to the construction of the thiosulfate circuit at Goldstrike, which entered commercial production in third quarter 2015.

Net financing cash outflows for 2015 amounted to $3,275 million, compared to $60 million of cash outflows in the prior year. The net financing cash outflows in 2015 primarily consist of $3,142 million of debt repayments as we achieved our debt reduction goal for 2015 compared to $188 million in debt repayments in 2014.

BARRICK YEAR-END 2015	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

As at December 31, 2015
Financial Instrument	Principal/Notional Amount			Associated Risks
Cash and equivalents		$ 2,455	million	● ●	Interest rate Credit
Accounts receivable		$ 275	million	● ●	Credit Market
Other investments		$ 8	million	● ●	Market Liquidity
Accounts payable		$ 1,158	million	●	Liquidity
Debt		$ 10,045	million	●	Interest rate
Restricted share units		$ 39	million	●	Market
Deferred share units		$ 4	million	●	Market

Derivative instruments - currency contracts	AUD	87	million	●	Interest rate
Derivative instruments - energy contracts	Diesel	6	million bbls	● ● ●	Market/liquidity Credit Interest rate

Derivative instruments - interest rate contracts	Receive float interest rate swaps	$ 128	million	●	Market/liquidity

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

Barrick’s business is organized into fourteen individual minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite and Acacia are operating segments for financial reporting purposes. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, two individual copper mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into an “other” category consisting of our remaining gold mines. The prior periods have been restated to reflect the change in presentation.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Starting January 1, 2015, we transferred most of the functional services to minesites in order to hold the minesites directly accountable for the cost of the functional services they require to run their business, resulting in the allocation of our general and administration costs to individual minesites.

BARRICK YEAR-END 2015	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Operations

For the years ended December 31
	2015				2014[1]
	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)
Cortez	999	982	$486	$603	902	865	$498	$706
Goldstrike	1,053	999	522	658	902	908	571	854
Pueblo Viejo (60%)	572	597	467	597	665	667	446	588
Lagunas Norte	560	565	329	509	582	604	379	543
Veladero	602	629	552	946	722	724	566	815
Total Core Mines	3,786	3,772	$ 480	$ 660	3,773	3,768	$500	$716

Turquoise Ridge (75%)	217	202	$581	$742	195	200	$473	$628
Porgera (47.5%)[2]	436	426	791	1,018	493	507	915	996
Kalgoorlie (50%)	320	315	752	886	326	330	817	1,037
Acacia (63.9%)[3]	468	461	772	1,112	470	459	732	1,105
Hemlo	219	216	708	895	206	223	829	1,059
Round Mountain (50%)[4]	192	190	710	910	164	171	936	1,170
Bald Mountain[4]	191	202	628	1,132	161	161	724	1,070
Golden Sunlight	68	76	1,098	1,379	86	83	893	1,181
Total Continuing Operations	5,897	5,860	$573	$779	5,874	5,902	$607	$827

Cowal	156	158	$560	$621	268	270	$608	$787
Pierina	54	53	880	1,411	17	19	1,419	2,278
Ruby Hill	10	12	628	696	33	33	637	713
Kanowna	-	-	-	-	39	37	641	674
Plutonic	-	-	-	-	7	8	1,120	1,206
Marigold (33%)	-	-	-	-	11	15	1,001	1,197
Total Divested/Closed Sites	220	223	$640	$813	375	382	$680	$869
Total Gold[5]	6,117	6,083	$575	$780	6,249	6,284	$612	$830
Total Consolidated Barrick	6,117	6,083	$596	$831	6,249	6,284	$598	$864

	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	All-In sustaining Costs ($/lb)	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	All-In sustaining Costs ($/lb)
Zaldívar[6]	218	215	$ 1.74	$ 2.11	222	222	$ 1.79	$ 2.30
Lumwana	287	295	1.72	2.42	214	213	2.08	3.15
Jabal Sayid	6	-	-	-	-	-	-	-
Total Copper	511	510	$ 1.73	$ 2.33	436	435	$ 1.92	$ 2.79

[1]	2014 cash costs per ounce for individual minesites have been restated to exclude the impact of hedges.
[2]	Porgera presented on a 95% basis until August 31, 2015 and a 47.5% basis thereafter.
[3]	Acacia presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter.
[4]	Round Mountain and Bald Mountain were divested in first quarter 2016.
[5]	Total gold cash costs and all-in sustaining costs per ounce exclude the impact of hedges and/or costs allocated to non-operating sites.
[6]	Zaldívar presented on a 100% basis until November 30, 2015 and a 50% basis thereafter.

BARRICK YEAR-END 2015	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez, Nevada USA

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	151,357	152,146	(1%)	134,007
Ore tonnes processed (000s)	22,406	25,957	(14%)	19,999
Average grade (grams/tonne)	1.73	1.34	29%	2.59
Gold produced (000s/oz)	999	902	11%	1,337
Gold sold (000s/oz)	982	865	14%	1,371
Cost of sales ($ millions)	$ 826	$ 687	20%	$ 636
Cash costs (per oz)[1]	$ 486	$ 498	(2%)	$ 229
All-in sustaining costs (per oz)[1]	$ 603	$ 706	(15%)	$ 440
All-in costs (per oz)[1]	$ 650	$ 728	(11%)	$ 536
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 287	$ 393	(27%)	$ 1,289
Segment EBITDA ($ millions)[1]	$ 630	$ 648	(3%)	$ 1,610
Capital expenditures ($ millions)[2]	$ 148	$ 189	(22%)	$ 396
Minesite sustaining	$ 101	$ 170	(41%)	$ 264
Minesite expansion	$ 47	$ 19	147%	$ 132

[1] These are non-GAAP financial performance measures; for further information and a detailed reconciliation, please see pages 70 - 78 of this MD&A.
[2] Amounts presented exclude capitalized interest.

Financial Results

Segment EBIT for 2015 was 27% lower than the prior year primarily due to a lower realized gold price and higher depreciation, partially offset by an increase in sales volume.

In 2015, gold production was 11% higher than the prior year primarily due to the processing of higher grade ore from the open pit combined with higher recoveries due to the shift in 2015 towards processing higher grade refractory ore through the roaster. Further contributing to the favorable variance was an increase in underground production. This was partially offset by fewer tonnes processed due to a decrease in ore placed on the leach pad due to the concentration of mining in Cortez Hills phase 4, which was primarily low grade leach ore, combined with the processing of lower grade stockpile ore, whereas higher grade ore from Cortez Hills phase 3 was available for processing in the prior year.

We made a commitment towards continuous improvement of our cost structure by increasing operational efficiency from underground operations and reducing contractor services costs across the site, which is reflected in part in the lower cash costs per ounce. In 2015, cost of sales was 20% higher than the prior year primarily due to the recognition of $75 million in inventory write-downs in the first half of 2015 as a result of the mining of lower grade ore combined with the impact of a high depreciation base and ounces mined from the Cortez Hills open pit, as well as the impact of lower capitalized stripping costs from Cortez Hills phase 4, which was in a stripping phase for most of 2014. This was partially offset by a $28 per ounce decrease in open pit costs resulting from a reduction in fuel costs, improved fleet efficiency, as well as lower labor costs. Total savings in open pit costs for 2015 was $40 million, of which $12 million is reflected in capitalized stripping costs and the change in inventory for the year. Processing costs were also lower due to the processing of fewer tonnes in comparison to the prior year.

Cash costs were $12 per ounce lower than the prior year primarily due to the impact of higher sales volume on unit production costs, partially offset by the higher cost of sales. All-in sustaining costs decreased by $103 per ounce from the prior year primarily due to a reduction in minesite sustaining capital expenditures as a result of lower capitalized stripping costs combined with the impact of the lower cash costs.

BARRICK YEAR-END 2015	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2015, capital expenditures decreased by 22% from the prior year. The decrease was primarily due to a reduction in minesite sustaining capital expenditures due to lower capitalized stripping costs, partially offset by an increase in minesite expansion capital expenditures relating to Lower Zone expansion projects.

Outlook

At Cortez we expect 2016 gold production to be in the range of 900 to 1,000 thousand ounces, which is in line with 2015 production levels. The underground ore grade is expected to decline as the mine transitions to lower grade ore zones deeper in the deposit. This is offset by an increase in open pit production, primarily from leach, as the open pit encounters larger volumes of this material in the 2016 mine plan.

In 2016, we expect cash costs to be in the range of $480 to $530 per ounce, which is consistent with 2015. All-in sustaining costs are expected to be in the range of $640 to $710 per ounce, higher than 2015, primarily due to higher sustaining capital expenditures due to planned hydrology, dewatering and other water management projects scheduled to occur in 2016 combined with a shift in timing of open pit haul truck capitalized maintenance from 2015 to 2016.

Goldstrike, Nevada USA

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)[1]	72,304	81,410	(11%)	87,350
Ore tonnes processed (000s)	6,752	5,307	27%	6,829
Average grade (grams/tonne)	6.01	6.28	(4%)	5.01
Gold produced (000s/oz)	1,053	902	17%	892
Gold sold (000s/oz)	999	908	10%	887
Cost of sales ($ millions)	$ 722	$ 651	11%	$ 662
Cash costs (per oz)	$ 522	$ 571	(9%)	$ 618
All-in sustaining costs (per oz)	$ 658	$ 854	(23%)	$ 913
All-in costs (per oz)	$ 691	$ 1,170	(41%)	$ 1,165
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 408	$ 496	(18%)	$ 581
Segment EBITDA ($ millions)	$ 600	$ 628	(5%)	$ 693
Capital expenditures ($ millions)	$ 143	$ 532	(73%)	$ 474
Minesite sustaining	$ 110	$ 245	(55%)	$ 251
Minesite expansion	$ 33	$ 287	(89%)	$ 223

1 Includes tonnes mined relating to South Arturo.

Financial Results

Segment EBIT for 2015 was 18% lower than the prior year primarily due to a lower realized gold price and higher depreciation expense, partially offset by an increase in sales volume.

In 2015, gold production was 17% higher than the prior year primarily as a result of higher production from the autoclave due to the commissioning of the thiosulfate circuit in third quarter 2015 combined with the processing of higher grade ore from the Banshee zone of the underground.

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on incremental improvements in the allocation of sustaining capital by directing spend towards projects with high returns and in lowering underground contractor services costs through the use of insourcing. These efforts are reflected in part in the lower 2015 cash costs per ounce. In

BARRICK YEAR-END 2015	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

2015, cost of sales was 11% higher primarily due to an increase in tonnes mined from the North Betze layback, as it was in a stripping phase in 2014, resulting in a reduction in capitalized development costs, combined with an increase in depreciation expense in part as a result of the commissioning of the thiosulfate circuit in 2015. This was partially offset by a decrease in the open pit and underground mining costs driven by a reduction in fuel costs and fuel consumption as a result of shorter hauls combined with lower contractor services costs due to an increase in the use of internal labor. Savings on fuel costs in 2015 were $21 million, all of which is reflected in capitalized stripping costs and the change in inventory for the year. Cash costs were $49 per ounce lower than the prior year primarily due to the impact of higher sales volume on unit production costs, which more than offset the increase in cost of sales. All-in sustaining costs decreased $196 per ounce compared to the prior year primarily due to a reduction in minesite sustaining capital expenditures combined with the impact of the lower cash costs.

In 2015, capital expenditures decreased by 73% compared to the prior year. The decrease was primarily due to a reduction in minesite expansion capital expenditures as a result of a reduction in costs associated with the thiosulfate circuit, as it entered commercial production in third quarter 2015, combined with a reduction in capitalized stripping costs relating to the North Betze layback, as ore was reached and stripping activities ended in first quarter 2015.

Outlook

At Goldstrike we expect 2016 production to be in the range of 975 to 1,075 thousand ounces, which is in line with 2015 production levels. Contribution from open pit production is expected to increase as the thiosulfate circuit reaches design capacity in third quarter 2016 and due to the acceleration of mining at Arturo. Underground production is anticipated to be marginally lower due to an increase in underground development.

In 2016, we expect cash costs to be in the range of $560 to $610 per ounce, slightly higher than 2015, and all-in sustaining costs to be $780 to $850 per ounce, an increase from 2015 due to higher sustaining capital expenditures for tailings expansions, water management projects, process improvements, and timing of underground equipment replacements.

Pueblo Viejo, Dominican Republic

60% basis
Summary of Operating Data	For the years ended December 31
	2015	2014		% Change	2013
Total tonnes mined (000s)	22,736	21,055		8%	9,192
Ore tonnes processed (000s)	4,150	4,027		3%	2,658
Average grade (grams/tonne)	4.94	5.53		(11%)	6.14
Gold produced (000s/oz)	572	665		(14%)	488
Gold sold (000s/oz)	597	667		(10%)	444
Cost of sales (100%) ($ millions)	$ 904	$ 885		2%	$ 574
Cash costs (per oz)	$ 467	$ 446		5%	$ 561
All-in sustaining costs (per oz)	$ 597	$ 588		2%	$ 735
All-in costs (per oz)	$ 597	$ 588		2%	$ 800
Summary of Financial Data	For the years ended December 31
	2015	2014		% Change	2013
Segment EBIT (100%) ($ millions)	$ 425	$ 669		(36%)	$ 430
Segment EBITDA (100%) ($ millions)	$ 702	$ 912		(23%)	$ 569
Capital expenditures ($ millions)	$ 61	$ 80		(24%)	$ 101
Minesite sustaining	$ 61	$ 80		(24%)	$ 73
Minesite expansion	-	-		-	-
Project capex	-	-	-		$ 28

BARRICK YEAR-END 2015	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results

Segment EBIT for 2015 was 36% lower than the prior year primarily due to a lower realized gold price combined with a decrease in sales volume, partially offset by a lower cost of sales.

In 2015, gold production was 14% lower than the prior year primarily due to lower ore grades and recoveries as the ore mined in 2015 was from the upper benches of Montenegro and Moore phase 2, which contain a higher proportion of carbonaceous ore which has lower recoveries. Production was also negatively impacted by a mechanical failure at the Oxygen Plant in fourth quarter 2015 which resulted in lower tonnes milled. The mine’s swift reaction to this incident, quickly sourcing a temporary solution and replacement, minimized the overall impact.

We made a commitment towards continuous improvement of our cost structure by focusing on increasing autoclave availability, assessing alternatives to reduce energy costs, and improving gold and silver recoveries through improvements in pit design and targeting, as well as continued use of contracted services re-handling resulting in more efficient use of the loaders. Despite these efforts, in 2015 cost of sales was 2% higher than the prior year, driven in part by the mechanical failures that occurred in fourth quarter 2015, partially offset by lower processing costs including lower energy and diesel costs. Cash costs were $21 per ounce higher than the prior year primarily due to the impact of the lower sales volume on unit production costs. All-in sustaining costs increased by $9 per ounce compared to the prior year primarily due to the higher cash costs, partially offset by a reduction in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 24% compared to the prior year. The decrease was primarily due to the deferral and cancellation of non-critical minesite sustaining capital expenditures in 2015.

Outlook

At Pueblo Viejo, we expect our equity share of 2016 gold production to be in the range of 600 to 650 thousand ounces, higher than 2015 production levels. In 2016, we expect improved throughput and plant availability as compared to 2015 primarily due to overcoming the issues related to the Oxygen Plant motor failures which negatively impacted 2015 throughput. In addition, we are currently focusing on improving efficiency and throughput through projects such as ore blending optimization, increasing autoclave availability, and optimization of maintenance strategies.

We expect cash costs to be in the range of $440 to $480 per ounce and all-in sustaining costs to be $570 to $620 per ounce. Cash costs and all-in sustaining costs are expected to be lower than in 2015 primarily due to an increase in gold ounces sold, and higher silver by-product credits, as silver recoveries are expected to improve in 2016 due to improvements in the Lime Boil Circuit.

BARRICK YEAR-END 2015	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	49,126	50,030	(2%)	36,934
Ore tonnes processed (000s)	21,880	22,110	(1%)	21,089
Average grade (grams/tonne)	1.02	0.99	3%	1.06
Gold produced (000s/oz)	560	582	(4%)	606
Gold sold (000s/oz)	565	604	(6%)	591
Cost of sales ($ millions)	$ 378	$ 335	13%	$ 281
Cash costs (per oz)	$ 329	$ 379	(13%)	$ 361
All-in sustaining costs (per oz)	$ 509	$ 543	(6%)	$ 627
All-in costs (per oz)	$ 509	$ 543	(6%)	$ 627
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2012
Segment EBIT ($ millions)	$ 285	$ 439	(35%)	$ 548
Segment EBITDA ($ millions)	$ 454	$ 531	(15%)	$ 602
Capital expenditures ($ millions)	$ 67	$ 81	(17%)	$ 139
Minesite sustaining	$ 67	$ 81	(17%)	$ 139
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2015 was 35% lower than the prior year primarily due to a lower realized gold price combined with a lower sales volume and increased depreciation, partially offset by a reduction in direct operating costs.

In 2015, gold production was 4% lower than the prior year primarily due to the processing of lower recovery ore as the life of the mine progresses to more complex sulfide ore, partially offset by the acceleration in the recovery of ounces as a result of the new leach pad and increased capacity provided by the carbon-in-circuit and Merrill-Crowe plants, which were both commissioned at the end of 2014, combined with the processing of higher grade ore.

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on improving capital productivity, reducing general and administrative costs, improving contract sourcing, and reducing explosives consumption, which is reflected in part in the lower cash costs per ounce. In 2015, cost of sales was 13% higher than the prior year primarily due to an increase in depreciation expense arising from the depreciation of the carbon-in-circuit plant and new phase 5 leach pad and related facilities as well as the newly commissioned water treatment plant. This was partially offset by lower mining costs primarily due to a reduction in fuel costs as a result of the decline in fuel prices, and lower labor costs. Cash costs were $50 per ounce lower than the prior year primarily due to the above reductions in fuel and labor costs combined with a decrease in royalty expense, which more than offset the impact of decreased sales volume on unit production costs. All-in sustaining costs decreased by $34 per ounce from the prior year primarily due to a reduction in minesite sustaining capital expenditures combined with the impact of the lower cash costs.

In 2015, capital expenditures decreased by 17% compared to the prior year primarily due to the completion in 2014 of the carbon-in-circuit plant, water treatment plants and the new phase 5 leach pad and related facilities. Capital expenditures in 2015 primarily related to the construction of the phase 6 leach pad.

In 2008, the government of Peru adopted more stringent environmental water quality standards, including some that exceed international standards. In 2012, the Lagunas Norte mine submitted a compliance plan in respect of the new water quality standards, including a request for relief from certain parameters exceeding international standards, along with a

BARRICK YEAR-END 2015	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

description of the required additional water treatment infrastructure and its implementation schedule. In December 2015, the government modified the 2008 water quality standards in various respects, including to better align with international standards and provided a new implementation schedule. In 2016, the Lagunas Norte mine intends to develop and submit an updated compliance plan in accordance with the new regulations.

Outlook

At Lagunas Norte we expect 2016 production to be in the range of 410 to 450 thousand ounces, lower than 2015 production levels, as a result of the progressive depletion of oxide ores, which are being replaced with sulfide ore with lower kinetics and recoveries.

In 2016, we expect cash costs to be in the range of $380 to $420 per ounce and all-in sustaining costs to be in the range of $570 to $640 per ounce. The increase in all-in sustaining costs in comparison with 2015 is driven mainly by the decrease in production, while sustaining capital expenditures maintain a similar level of $67 million, as phase 6 of the leach pad expansion will be completed in 2016. Cost increases will be partially offset by operational improvements including equipment rental reductions, lower consumption ratios, mobile equipment cycle optimization as well as lower royalties and a reduction in costs associated with employee profit sharing.

Veladero, Argentina

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	83,409	67,686	23%	78,592
Ore tonnes processed (000s)	28,385	29,500	(4%)	29,086
Average grade (grams/tonne)	0.82	1.00	(17%)	0.94
Gold produced (000s/oz)	602	722	(17%)	641
Gold sold (000s/oz)	629	724	(13%)	659
Cost of sales ($ millions)	$ 499	$ 554	(10%)	$ 568
Cash costs (per oz)	$ 552	$ 566	(2%)	$ 501
All-in sustaining costs (per oz)	$ 946	$ 815	16%	$ 833
All-in costs (per oz)	$ 946	$ 815	16%	$ 833
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 216	$ 330	(35%)	$ 354
Segment EBITDA ($ millions)	$ 324	$ 446	(27%)	$ 522
Capital expenditures ($ millions)	$ 242	$ 173	40%	$ 208
Minesite sustaining	$ 242	$ 173	40%	$ 208
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2015 was 35% lower than the prior year primarily due to a decrease in sales volume combined with a lower realized gold price, partially offset by a decrease in cost of sales.

In 2015, gold production was 17% lower than the prior year primarily due to lower ore grades from Federico phase 3 combined with a decrease in ore tonnes processed due to adverse climate conditions, partially offset by an increase in recoveries.

BARRICK YEAR-END 2015	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on optimizing capital allocation and recovery of ounces from inventory through management of the leach pad. In 2015, cost of sales was 10% lower than the prior year primarily due to lower operating costs resulting from a reduction in fuel and power costs combined with an increase in capitalized stripping costs. This was partially offset by an increase in the allocation of shared services costs to the site, lower silver credits and the recognition of costs related to the management of the cyanide incident that occurred in third quarter 2015. In 2015, cash costs were $14 per ounce lower than the prior year primarily due to the lower cost of sales, partially offset by the impact of the lower sales volume on unit production costs. All-in sustaining costs increased by $131 per ounce over the prior year due to an increase in minesite sustaining capital expenditures relating primarily to an increase in capitalized stripping costs combined with the incurrence of costs to improve leach facilities, partially offset by the lower cash costs.

In 2015, capital expenditures increased by 40% compared to the prior year primarily due to an increase in capitalized stripping costs combined with capitalization of costs committed by the mine to improve leach pad facilities as a result of the cyanide incident that occurred in third quarter 2015.

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Argentina Gold S.A. (“MAGSA”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAGSA and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations have returned to normal. Monitoring and inspection of the minesite will continue in accordance with a court order.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAGSA for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAGSA submitted its response to these allegations in October 2015 and provided additional information in January 2016. This process is expected to result in a fine. A decision from the San Juan mining authority is pending.

Outlook

At Veladero we expect 2016 production to be in the range of 630 to 690 thousand ounces, higher compared to 2015 production levels. The increase is primarily as a result of higher mined grade, with advancing phases in both Federico 3 and 4, improved mining productivity delivering more ore to the crusher and run-of-mine (ROM) combined with an improved inventory draw-down relative to 2015 through better operational management of the leach pad.

We expect cash costs in 2016 to be in the range of $550 to $600 per ounce and all-in sustaining costs to be $830 to $900 per ounce, lower than 2015 levels mainly due to the increase in gold production, driving higher sales and lower operating and non-operating costs. At Veladero, a number of initiatives are underway to reduce operating costs mainly in the areas of supply chain and inventory management, maintenance practices, mining productivity and energy costs. Operating costs at Veladero are highly sensitive to local inflation and fluctuations in foreign exchange rates. We have assumed an average ARS:USD exchange rate of 13:1 for the purposes of preparing our cash cost and all-in sustaining cost guidance for 2016; however, we do expect further devaluation of the Argentinean peso which we believe will generally improve competitiveness in Argentina and will also have a significant positive impact on our local labor costs, contractor pricing and therefore our cash costs and all-in sustaining costs. Managing potential pass through effects of devaluation to inflation to sustain gained competitiveness is paramount.

BARRICK YEAR-END 2015	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero continues to be subject to restrictions that affect the amount of leach solution. Government regulations set a level limit for the leach solution pond, reducing storage capacity, impacting operational capacity to manage solution balance and reducing leaching kinetics, as ore has to be placed on upper levels of the leach pad under certain conditions to maintain pond level. These restrictions are considered in our 2016 operating guidance.

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	349	312	12%	305
Ore tonnes processed (000s)	390	335	16%	340
Average grade (grams/tonne)	18.82	19.62	(4%)	16.29
Gold produced (000s/oz)	217	195	11%	167
Gold sold (000s/oz)	202	200	1%	162
Cost of sales ($ millions)	$ 141	$ 111	27%	$ 109
Cash costs (per oz)	$ 581	$ 473	23%	$ 586
All-in sustaining costs (per oz)	$ 742	$ 628	18%	$ 928
All-in costs (per oz)	$ 742	$ 628	18%	$ 928
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 92	$ 139	(34%)	$ 115
Segment EBITDA ($ millions)	$ 115	$ 156	(26%)	$ 129
Capital expenditures ($ millions)	$ 32	$ 30	7%	$ 55
Minesite sustaining	$ 32	$ 30	7%	$ 55
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2015 was 34% lower than the prior year primarily due to a lower realized gold price combined with an increase in cost of sales, partially offset by a slight increase in sales volume.

In 2015, gold production was 11% higher than the prior year primarily due to an increase in tonnes mined and processed resulting from increased manpower and improved equipment availability combined with higher productivity due to the transitioning to fully mechanized topcuts in first quarter 2015, which were then processed in the subsequent quarters. This was partially offset by lower ore grades.

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on improving productivity by using larger excavation dimensions, increasing truck haulage capacities which has improved rock flow in the mine and deferring capital drifting in order to add manpower to support growth in the Footwall Pond Ore area of the mine as opposed to preserving the development area where crews were struggling to achieve expected advance rates. In 2015, cost of sales was 27% higher than the prior year. The increase was primarily due to a decrease in capitalized development costs, higher underground mining costs resulting from increased labor costs as a result of adding manpower to support production growth, combined with an increase in maintenance costs due to the timing of planned replacement of major components in an effort to improve equipment availability, and higher consumable costs arising from the mining of increased ore tonnes. Cash costs were $108 per ounce higher compared to the prior year primarily due to the higher cost of sales and reduction in capitalized stripping costs, partially offset by the impact of higher sales volume on unit production costs. All-in sustaining costs increased by $114 per ounce over the prior year due to the higher cash costs.

BARRICK YEAR-END 2015	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2015, capital expenditures increased by 7% compared to the prior year primarily due to higher minesite sustaining capital expenditures for an optimization study and ventilation costs, partially offset by a decrease in capitalized development costs compared to 2014.

Outlook

At Turquoise Ridge we expect 2016 production to be in the range of 200 to 220 thousand ounces (Barrick’s share), in line with 2015 production levels, as mine productivity is expected to improve in 2016. Turquoise Ridge has completely transitioned to mechanized topcuts and standardized equipment allowing for greater mining flexibility with higher reliability and less equipment. Capital and waste development requirements increases in 2016 should not impact ounce delivery.

We expect cash costs in 2016 to be in the range of $560 to $620 per ounce, consistent with 2015, and all-in sustaining costs to be in the range of $770 to $850 per ounce. All-in sustaining costs in 2016 are expected to be higher than 2015 due to increased spend on sustaining capital for the water treatment plant and timing of equipment replacement.

Porgera, Papua New Guinea1

Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	17,527	15,719	12%	18,628
Ore tonnes processed (000s)	5,006	5,584	(10%)	5,354
Average grade (grams/tonne)	3.59	3.10	16%	3.22
Gold produced (000s/oz)	436	493	(12%)	482
Gold sold (000s/oz)	426	507	(16%)	465
Cost of sales ($ millions)	$ 375	$ 545	(31%)	$ 524
Cash costs (per oz)	$ 791	$ 915	(14%)	$ 965
All-in sustaining costs (per oz)	$ 1,018	$ 996	2%	$ 1,361
All-in costs (per oz)	$ 1,018	$ 996	2%	$ 1,361
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 125	$ 84	49%	$ 116
Segment EBITDA ($ millions)	$ 162	$ 164	(1%)	$ 190
Capital expenditures ($ millions)	$ 93	$ 33	182%	$ 171
Minesite sustaining	$ 93	$ 33	182%	$ 171
Minesite expansion	-	-	-	-
[1]	Porgera is presented on a 95% basis until August 31, 2015 and 47.5% basis thereafter.

Financial Results

Segment EBIT for 2015 was 49% higher than the prior year primarily due to a decrease in cost of sales, partially offset by a lower realized gold price combined with a decrease in sales volume, reflecting the divestment of 50% of our ownership in Porgera that was completed on August 31, 2015.

In 2015, gold production was 12% lower than the prior year reflecting the lower production attributable to Barrick as a result of the divestment that occurred on August 31 combined with a decrease in recoveries compared to the prior year. Also negatively impacting production in 2015 were prolonged dry conditions and power issues. This was partially offset by the processing of higher grade ore driven by the improved performance from both open pit and underground operations.

Cost of sales for 2015 was 31% lower than the prior year primarily due to lower direct operating costs as a result of lower processing costs, including fuel and

BARRICK YEAR-END 2015	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

power costs, the impact of the devaluation of the Australian dollar, as well as an increase in capitalized stripping costs. Cash costs were $124 per ounce lower than the prior year primarily due to a significant increase in capitalized stripping costs, partially offset by the impact of lower sales volume on unit production costs. All-in sustaining costs increased by $22 per ounce over the prior year due to an increase in minesite sustaining capital expenditures, partially offset by the lower cash costs.

In 2015, capital expenditures increased by 182% compared to the prior year. The increase was primarily due to a significant increase in capitalized stripping costs as a result of a change in the 2015 mine plan that increased open pit mining activity, combined with an increase in minesite sustaining capital expenditures due to the commencement of a concentrate export project as well as a gas turbine power management system and controls project.

Outlook

At Porgera we expect 2016 gold production to be in the range of 230 to 260 thousand ounces (Barrick’s 47.5% share). Production is expected to be in line with 2015 levels. Processed tonnes are expected to increase in 2016 when compared to 2015, partially offset by lower expected head grade. The commencement of concentrate export will allow for stored concentrate to be reclaimed and additional revenue generated during 2016.

In 2016, we expect cash costs to be in the range of $700 to $750 per ounce which is lower than 2015 cash costs of $791 per ounce, primarily due to an increase in capitalized stripping in the open pit and underground development. 2016 all-in sustaining costs are expected to be in the range of $990 to $1,080 per ounce, which is higher when compared to 2015, mainly due to the increase in capitalized stripping and sustaining capital, in line with the new mine plan and creation of new infrastructure.

BARRICK YEAR-END 2015	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Kalgoorlie (50% basis), Australia

Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	36,989	34,644	7%	36,445
Ore tonnes processed (000s)	5,775	5,809	(1%)	5,924
Average grade (grams/tonne)	2.28	2.01	13%	1.97
Gold produced (000s/oz)	320	326	(2%)	315
Gold sold (000s/oz)	315	330	(5%)	330
Cost of sales ($ millions)	$ 307	$ 309	(1%)	$ 309
Cash costs (per oz)	$ 752	$ 817	(8%)	$ 846
All-in sustaining costs (per oz)	$ 886	$ 1,037	(15%)	$ 1,070
All-in costs (per oz)	$ 886	$ 1,037	(15%)	$ 1,070
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 45	$ 106	(58%)	$ 154
Segment EBITDA ($ millions)	$ 119	$ 148	(20%)	$ 182
Capital expenditures ($ millions)	$ 34	$ 66	(48%)	$ 66
Minesite sustaining	$ 34	$ 66	(48%)	$ 66
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2015 was 58% lower than the prior year primarily due to a lower realized gold price and a reduction in sales volume, partially offset by a decrease in the cost of sales.

In 2015, gold production was 2% lower than the prior year primarily due to lower recoveries combined with a decrease in ore tonnes processed resulting from decreased throughput. The decreased throughput was due to increased maintenance time on the SAG mill as well as operational downtime as a result of issues relating to the conveyor and lube system. This was partially offset by improved ore grades when compared to 2014.

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on improving mine grade through full potential pit sequencing initiatives combined with focused grade control practices, delivering positive grade reconciliation against ore reserves. In 2015, cost of sales was 1% lower than the prior year primarily due to the devaluation of the Australian dollar combined with lower operating costs resulting from lower fuel and power costs. Cash costs were $65 per ounce lower than the prior year primarily due to the reduction in cost of sales, partially offset by a reduction in capitalized stripping costs and the impact of lower sales volume on unit production costs. All-in sustaining costs decreased by $151 per ounce from the prior year reflecting the impact of the lower cash costs combined with a decrease in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 48% compared to the prior year primarily due to a reduction in capitalized stripping costs at Golden Pike combined with the completion of an emissions reduction program in early 2015.

Outlook

At Kalgoorlie we expect 2016 production to be in the range of 350 to 365 thousand ounces (Barrick’s share), higher than 2015 production levels. The total ore processed in 2016 is expected to be higher than 2015 and an increase in head grade is expected to result in higher production levels. We are also expecting an increase in sales in 2016, resulting in lower cash costs and all-in sustaining costs. Kalgoorlie’s mine plan reflects a slightly lower mined grade from Golden Pike in the open pit and an associated lower feed grade and mill recovery, partially offset by higher processed tonnes due to an increase in throughput rates in the Fimiston circuit.

BARRICK YEAR-END 2015	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2016, we expect cash costs to be in the range of $610 to $630 per ounce and all-in sustaining costs to be in the range of $670 to $700 per ounce, lower than 2015, mainly due to the expected decrease in the AUD:USD exchange rate, lower mining costs due to the fall in the price of diesel and reduced sustaining capital expenditures in 2016.

Acacia Mining plc1, Africa

100% basis Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	41,390	41,684	(1%)	54,100
Ore tonnes processed (000s)	9,268	8,413	10%	7,980
Average grade (grams/tonne)	2.80	3.00	(7%)	2.86
Gold produced (000s/oz)	732	719	2%	641
Gold sold (000s/oz)	721	704	2%	650
Cost of sales ($ millions)[2]	$ 837	$ 693	21%	$ 756
Cash costs (per oz)	$ 772	$ 732	5%	$ 812
All-in sustaining costs (per oz)	$ 1,112	$ 1,105	1%	$ 1,346
All-in costs (per oz)	$ 1,111	$ 1,190	(7%)	$ 1,519
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	($ 1)	$ 191	(101%)	$ 115
Segment EBITDA ($ millions)	$ 142	$ 320	(56%)	$ 275
Capital expenditures ($ millions)	$ 177	$ 251	(29%)	$ 385
Minesite sustaining	$ 178	$ 195	(9%)	$ 272
Minesite expansion	($ 1)	$ 56	(102%)	$ 113

[1]	Formerly African Barrick Gold plc.
[2]	Cost of sales includes $109 million of impairments relating to supplies inventory and the long-term stockpile.

Financial Results

Segment EBIT for 2015 was 101% lower than the prior year primarily due to a lower realized gold price combined with an increase in cost of sales, partially offset by an increase in sales volume.

In 2015, gold production was 2% higher than the prior year primarily due to an increase in production at Bulyanhulu and North Mara, partially offset by decreased production at Buzwagi. In 2015, production at Bulyanhulu increased 17% compared to the prior year primarily due to increased production from the new CIL plant, which was commissioned in fourth quarter 2014, combined with higher recoveries as a result of improvements in the elution circuit, partially offset by slightly lower grade from the underground. The increased production at North Mara in 2015 was primarily due to increased grades from the underground combined with marginally improved throughput and recoveries, partially offset by the mining of lower grade ore from the Nyabirama pit and moving away from the main higher grade ore zone of the Gokona pit. Production at Buzwagi decreased 19% compared to the prior year primarily due to a reduction in grade as the mine focused its efforts in 2015 on movement of waste in order to open access to higher grade areas of the pit to be mined in 2016.

Cost of sales for 2015 was 21% higher than the prior year primarily due to a decrease in capitalized development and stripping costs combined with an increase in contractor services costs. This was partially offset by lower labor costs as a result of headcount reductions, the impact of the devaluation of the Tanzanian shilling on local labor costs, and lower energy and fuel costs due to a decrease in fuel prices. Cash costs per ounce were 5% higher than the prior year primarily

BARRICK YEAR-END 2015	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

reflecting the higher cost of sales, partially offset by the impact of higher sales volume on unit production costs. All-in sustaining costs were 1% higher than the prior year as the higher cash costs were partially offset by a decrease in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 29% compared to the prior year. The decreases were primarily due to a reduction in minesite expansion capital expenditures attributable to lower costs relating to the CIL plant, which was commissioned in fourth quarter 2014, combined with a decrease in minesite sustaining capital expenditures arising from a reduction in capitalized stripping costs.

Outlook

We expect Acacia’s 2016 gold production to be in the range of 480 to 500 thousand ounces (Barrick’s share), which is higher than 2015 production levels. Acacia’s production is expected to be higher than 2015 mainly due to an expected increase at Buzwagi due to improved access to the main ore body from second quarter 2016 combined with an expected increase in production at North Mara as the Gokona underground is fully ramped up and a second access portal is developed to provide additional flexibility. At Bulyanhulu production is expected to be in line with 2015 production levels as a result of realizing the benefit of operational improvements made over the past two years, including the mechanization of the mine and increase in workforce productivity.

In 2016, we expect cash costs to be in the range of $670 to $700 per ounce, which is lower than 2015 cash costs of $772 per ounce, primarily due to further cost reductions at Bulyanhulu. All-in sustaining costs are expected to be $950 to $980 per ounce, which is lower compared to 2015 mainly due to a reduction in sustaining capital in 2016.

BARRICK YEAR-END 2015	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

Zaldívar, Chile1

Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Copper produced (millions of lbs)	218	222	(2%)	279
Copper sold (millions of lbs)	215	222	(3%)	279
Cost of sales ($ millions)	$ 424	$ 488	(13%)	$ 545
C1 cash costs (per lb)	$ 1.74	$ 1.79	(3%)	$ 1.65
All-in sustaining costs (per lb)[2]	$ 2.11	$ 2.30	(8%)	$ 1.98
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 104	$ 224	(54%)	$ 436
Segment EBITDA ($ millions)	$ 154	$ 297	(48%)	$ 520
Capital expenditures ($ millions)	$ 85	$ 111	(23%)	$ 80
Minesite sustaining	$ 85	$ 111	(23%)	$ 80
Minesite expansion	-	-	-	-
Project capex	-	-	-	-

1 Zaldívar is presented on a 100% basis until November 30, 2015 and a 50% basis thereafter.

2 This is a non-GAAP financial performance measure; for further information and a detailed reconciliation, please see pages 70 - 78 of this MD&A.

Financial Result

Segment EBIT for 2015 was 54% lower than the prior year primarily due to a lower realized copper price combined with a decrease in sales volume resulting from the divestment of 50% of our ownership in Zaldívar that was completed on December 1, 2015, partially offset by a decrease in cost of sales.

In 2015, copper production was 2% lower than the prior year primarily due to lower production from the heap leach as a result of a severe rain event at the end of first quarter 2015 and subsequent flooding at the mine, which negatively impacted production in the first half of the year. The decrease in 2015 also reflects the lower production attributable to Barrick as a result of the divestment that occurred on December 1, 2015.

Cost of sales for 2015 was 13% lower than the prior year primarily due to a reduction in consumable costs resulting mainly from a decline in fuel prices and power costs combined with a decrease in depreciation expense resulting from the impact of ceasing depreciation of the Zaldívar assets upon reclassifying them as held-for-sale in third quarter 2015, partially offset by an increase in capitalized stripping costs. In 2015, C1 cash costs were 3% lower than the prior year primarily due to the lower cost of sales, partially offset by the impact of lower sales volume on unit production costs. All-in sustaining costs per pound were $0.19 per pound lower compared to the prior year, primarily reflecting the effect of the above factors on C1 cash costs combined with the decrease in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 23% compared to the prior year primarily due to a reduction in minesite sustaining capital expenditures due to the deferral of expenditures, partially offset by an increase of capitalized stripping costs.

Outlook

At Zaldívar, copper production is expected to be in the range of 100 to 120 million pounds (Barrick’s share), at C1 cash costs in the range of $1.70 to $1.90 per pound and all-in sustaining costs per pound of $2.20 to $2.40 per pound. As a result of the divestment, effective December 1, 2015, Zaldívar is accounted for using the equity method of accounting.

BARRICK YEAR-END 2015	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lumwana, Zambia

Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Copper produced (millions of lbs)	287	214	34%	260
Copper sold (millions of lbs)	295	213	38%	240
Cost of sales ($ millions)	$ 440	$ 470	(6%)	567
C1 cash costs (per lb)	$ 1.72	$ 2.08	(17%)	2.29
All-in sustaining costs (per lb)[1]	$ 2.42	$ 3.15	(23%)	$ 2.81
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 53	$ 40	33%	$ 87
Segment EBITDA ($ millions)	$ 113	$ 138	(18%)	$ 188
Capital expenditures ($ millions)	$ 99	$ 181	(45%)	$ 262
Minesite sustaining	$ 99	$ 181	(45%)	$ 262
Minesite expansion	-	-	-	-
Project capex	-	-	-	-

1 This is a non-GAAP financial performance measure; for further information and a detailed reconciliation, please see pages 70 - 78 of this MD&A.

Financial Results

Segment EBIT for 2015 was 33% higher than the prior year primarily due to an increase in sales volume resulting from the mill shutdown that occurred in second quarter 2014 as a result of the partial collapse of the terminal end of the main conveyor that negatively impacted production combined with a decrease in cost of sales, partially offset by a lower realized copper price.

In 2015, copper production was 34% higher than the prior year primarily due to the conveyor collapse mentioned above combined with improved wet weather preparation in the mine and an increase in operating efficiency compared to the prior year.

Cost of sales for 2015 was 6% lower than the prior year primarily due to cost saving initiatives and improvements in operating efficiencies resulting in lower mining and maintenance costs, as well as a decrease in depreciation expense resulting from the impairment charge taken in 2014 combined with the impact of the devaluation of the Zambian kwacha in 2015. In 2015, C1 cash costs were 17% lower than the prior year primarily reflecting the impact of increased sales volume on unit production costs and a continued positive trend in mining and processing efficiency resulting in a lower unit cost. All-in sustaining costs per pound were $0.73 per pound lower than the prior year primarily reflecting the lower C1 cash costs combined with a decrease in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 45% compared to the prior year due to a reduction in capitalized stripping costs combined with the deferral of minesite sustaining expenditures.

In July 2015, the Zambian government passed amendments to the country’s mining tax regime that replaced the recently adopted 20 percent gross royalty on open pit mines with a nine percent royalty, along with the reintroduction of a 30 percent corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carryforwards, and a 15 percent variable profits tax. In third quarter 2015, we evaluated the potential for a reversal of previous impairments recorded in fourth quarter 2014. The current mine plan, lower short-term copper prices and a higher observable discount rate offset the lower royalty rate and therefore no impairment reversal is required at the current time.

Also in second quarter 2015, the Zambian power authority (“ZESCO”) announced a reduction to power generation necessitated by the low water levels in its reservoirs as a result of the poor rainfall experienced during the recent rainy season. We continue to focus on power usage efficiencies and are working closely with ZESCO to manage the power usage

BARRICK YEAR-END 2015	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

within the monthly power cap. This has minimized the impact of power restrictions on operational production in both the mining and processing areas.

Outlook

At Lumwana copper production is expected to be in the range of 270 to 290 million pounds, in line with 2015 production levels, primarily due to an increase in expected total tonnes mined and ore tonnes processed, partially offset by a decrease in expected grade compared to the prior year.

C1 cash costs are expected to be $1.35 to $1.60 per pound, compared to $1.72 per pound in 2015, and all-in sustaining costs are expected to be in the range of $1.90 to $2.20 per pound, compared to $2.42 for 2015. C1 cash costs are expected to be lower than 2015 due to cost reductions and improvements in equipment productivities, and the impact of favorable exchange rate movements in the local currency. All-in sustaining costs are expected to be lower than 2015 due to the cost reductions combined with a lower royalty rate than the 20% rate experienced in the first half of 2015.

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 35 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

Payments due As at December 31, 2015
($ millions)	2016	2017	2018	2019	2020	2021 and thereafter	Total
Debt[1]
Repayment of principal	$ 162	$ 123	$ 744	$ 594	$ 503	$ 7,766	$ 9,892
Capital leases	41	37	30	16	9	20	153
Interest	535	535	530	470	436	5,827	8,333
Provisions for environmental rehabilitation[2]	80	60	57	98	104	1,833	2,232
Operating leases	36	33	28	20	14	30	161
Restricted share units	11	21	4	5	-	-	41
Pension benefits and other post-retirement benefits	20	20	20	20	20	371	471
Derivative liabilities[3]	160	70	32	2	-	-	264
Purchase obligations for supplies and consumables[4]	518	226	137	83	73	114	1,151
Capital commitments[5]	94	8	6	4	4	4	120
Social development costs[6]	10	2	3	3	3	198	219
Total	$ 1,667	$ 1,135	$ 1,591	$ 1,315	$ 1,166	$ 16,163	$ 23,037

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60 percent of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2015. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 24C to the Financial Statements. Payments related to derivative contracts may be subject to change given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]	Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $114 million, which is not expected to be paid prior to 2021.

BARRICK YEAR-END 2015	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2015				2014
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$2,238	$ 2,315	$ 2,231	$ 2,245	$ 2,510	$ 2,624	$ 2,458	$ 2,647
Realized price per ounce - gold[2]	1,105	1,125	1,190	1,219	1,204	1,285	1,289	1,285
Realized price per pound - copper[2]	2.16	2.18	2.66	2.55	2.91	3.09	3.17	3.03
Cost of sales	1,768	1,742	1,689	1,708	1,799	1,681	1,631	1,719
Net earnings (loss)	(2,622)	(264)	(9)	57	(2,851)	125	(269)	88
Per share (dollars)[2,3]	(2.25)	(0.23)	(0.01)	0.05	(2.45)	0.11	(0.23)	0.08
Adjusted net earnings[2]	91	131	60	62	174	222	159	238
Per share (dollars)[2,3]	0.08	0.11	0.05	0.05	0.15	0.19	0.14	0.20
Operating cash flow	698	1,255	525	316	371	852	488	585
Free cash flow[2]	$387	$ 866	$ 26	($ 198)	($ 176)	$ 199	($ 128)	($ 31)

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[3]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 70 - 78 of this MD&A.

Our recent financial results reflect a trend of declining spot gold prices, and as a result of an emphasis on cost control and maximizing free cash flow, costs have also decreased. Our adjusted net earnings and operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2015, we recorded asset and goodwill impairments of $2.6 billion (net of tax effects and non-controlling interests), primarily related to our Pueblo Viejo, and Goldstrike mines and Pascua-Lama project. In third quarter 2015, we recorded a goodwill impairment charge of $476 million relating to our Zaldívar mine upon reclassification of the mine’s net assets as held-for-sale as the agreed selling price is lower than previously recognized carrying values. In fourth quarter 2014, we recorded asset and goodwill impairments of $2.8 billion (net of tax effects and non-controlling interests), primarily at Lumwana, Zaldívar and Cerro Casale. The net loss in second quarter 2014 reflected asset and goodwill impairment charges of $514 million relating to Jabal Sayid as a result of classifying the project as held-for-sale.

Fourth Quarter Results

In fourth quarter 2015, we reported a net loss and adjusted net earnings of $2.6 billion and $91 million, respectively, compared to a net loss and adjusted net earnings of $2.9 billion and $174 million, respectively, in fourth quarter 2014. The net loss in fourth quarter 2015 reflects the recording of $2.6 billion (net of tax effects and non-controlling interests) in impairment charges compared to impairment charges of $2.8 billion (net of tax effects and non-controlling interests) recorded in fourth quarter 2014.

The lower net loss reflects an increase in gold sales volume and lower cost of sales in fourth quarter 2015 combined with the recognition of lower impairment charges compared to the same prior year period. The decrease in adjusted net earnings reflects the lower realized gold and copper prices and decrease in copper sales volume in fourth quarter 2015 compared to the same prior year period. This was partially offset by an increase in gold sales volumes compared to fourth quarter 2014.

In fourth quarter 2015, gold and copper sales were 1.64 million ounces and 132 million pounds, respectively, compared to 1.57 million ounces and 139 million pounds, respectively, in fourth quarter 2014. Revenues in fourth quarter 2015 were lower than the same prior year period, reflecting lower market prices for gold and copper and lower copper sales volumes. In fourth quarter 2015, cost of sales was $1.7 billion, a decrease of $31 million compared to the same prior year period, reflecting lower direct mining costs, partially offset by an increase in depreciation expense. Cash costs were $547 per ounce, a decrease of $81 per ounce, primarily due to higher production levels combined with the lower direct mining costs. C1 cash costs were $1.66 per pound for copper, a decrease of $0.12 per pound from the same prior year period due to lower direct mining costs and lower depreciation expense.

In fourth quarter 2015, operating cash flow was $698 million, up 88% from the same prior year period. The increase in operating cash flow primarily reflects a decrease in income tax payments, partially offset by lower realized gold and copper prices.

BARRICK YEAR-END 2015	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of our President and Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2015 will be included in Barrick’s 2015 Annual Report and its 2015 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the consolidated financial statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying financial statements.

BARRICK YEAR-END 2015	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

●	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
●	Gains/losses and other one-time costs relating to acquisitions/dispositions;
●	Foreign currency translation gains/losses;
●	Significant tax adjustments not related to current period earnings;
●	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
●	Unrealized gains/losses on non-hedge derivative instruments; and
●	Change in the measurement of the provision for environmental rehabilitation (“PER”) at closed sites.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because tax adjustments not related to the current period; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and project costs related to restructuring/severance arrangements, project care and maintenance and demobilization costs, do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. We also adjust for changes in PER discount rates relating to our closed sites as they are not related to our current operating sites and not necessarily indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2015	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share1

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2015	2014	2013	2015	2014
Net earnings (loss) attributable to equity holders of the Company	$ (2,838)	($ 2,907)	($ 10,366)	$ (2,622)	($ 2,851)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[2]	3,119	3,394	11,536	2,639	2,848
Acquisition/disposition (gains)/losses[3]	(263)	(48)	442	(183)	(13)
Foreign currency translation (gains)/losses[4]	177	169	233	186	(17)
Tax adjustments[5]	59	(49)	297	47	63
Other expense adjustments[6]	81	97	483	23	6
Unrealized losses/(gains) on non-hedge derivative instruments[7]	9	137	(56)	1	138
Adjusted net earnings	$ 344	$ 793	$ 2,569	$ 91	$174
Net earnings (loss) per share[8]	(2.44)	(2.50)	(10.14)	(2.25)	(2.45)
Adjusted net earnings per share[8]	0.30	0.68	$2.51	0.08	0.15

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]

Impairment charges for the three months and year ended December 31, 2015 is presented net of tax and non-controlling interest ($767) million and ($779) million benefit, respectively (2014: ($716) million and ($712) million benefit, respectively; 2013: ($1,150) million benefit).

[3]

Acquisition/disposition losses for the three months and year ended December 31, 2015 is presented net of tax and non-controlling interest $77 million and $76 million expense, respectively (2014: nil and $2 million expense, respectively; 2013: ($38) million benefit).

[4]

Foreign currency translation losses for the three month and year ended December 31, 2015 is presented net of tax and non-controlling interest $11 million expense and ($5) million benefit, respectively (2014: ($6) million and ($8) million benefit, respectively; 2013: $4 million expense).

[5]	Tax adjustments for the three months and year ended December 31, 2015 is presented net of non-controlling interest $5 million and $13 million, respectively (2014: nil; 2013: $135 million).
[6]

Other expense adjustments for the three months and year ended December 31, 2015 is presented net of tax and non-controlling interest ($17) million and ($53) million benefit, respectively (2014: ($3) million and ($22) million benefit, respectively; 2013: ($76) million benefit).

[7]

Unrealized losses/(gains) on non-hedge derivative instruments for the three months and year ended December 31, 2015 is presented net of tax and non-controlling interest ($5) million and ($3) million benefit, respectively (2014: ($45) million and ($44) million benefit, respectively; 2013: ($6) million benefit).

[8]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure which excludes capital expenditures from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Operating Cash Flow to Free Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	2015	2014	2013	2015	2014
Operating cash flow	$ 2,794	$ 2,296	$ 4,239	$ 698	$ 371
Settlement of currency and commodity contracts	-	-	64	-	-
Non-recurring tax payments	-	-	56	-	-
Adjusted operating cash flow	$ 2,794	$ 2,296	$ 4,359	$ 698	$ 371
Capital expenditures	(1,713)	(2,432)	(5,501)	(311)	(547)
Free cash flow	$ 1,081	($ 136)	($ 1,142)	$ 387	($ 176)

BARRICK YEAR-END 2015	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs” and in second quarter 2013, Barrick voluntarily adopted the definition of these metrics. The “all-in sustaining costs” measure is similar to our presentation in reports prior to second quarter 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures. Starting in fourth quarter 2014, the non-GAAP “adjusted operating costs” was renamed “cash costs”. The manner in which this measure is calculated was not changed.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

“All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. Starting in this MD&A, we have replaced the non-GAAP measure “C3 fully allocated costs per pound” for our copper mines with “all-in sustaining costs per pound”. Similar to the gold all-in sustaining costs metric, management uses this to better evaluate the costs of copper production. We believe this change will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2015	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

    Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31

	Reference	2015	2014	2013	2015	2014
Cost of sales	A	$ 5,897	$ 5,794	$ 6,220	$ 1,573	$ 1,508
Cost of sales applicable to non-controlling interests[1]	B	(620)	(514)	(387)	(174)	(132)
Cost of sales applicable to ore purchase arrangement		-	-	(46)	-	-
Cost of sales applicable to power sales	C	(32)	(72)	(15)	(6)	(17)
Other metal sales	D	(169)	(183)	(189)	(40)	(45)
Realized (gains)/losses on hedge and non-hedge	E	128	(8)	(20)	51	4
Non-recurring items[2]		(151)	-	-	(90)	-
Treatment and refinement charges	F	14	11	6	4	3
Total production costs		$ 5,067	$ 5,028	$ 5,569	$ 1,318	$ 1,321
Depreciation	G	($ 1,441)	($ 1,267)	($ 1,453)	($ 424)	($ 332)
Impact of Barrick Energy	H	-	-	(57)	-	-
Cash costs		$ 3,626	$ 3,761	$ 4,059	$ 894	$ 989
General & administrative costs	I	180	299	298	44	81
Rehabilitation - accretion and amortization (operating sites)	J	132	123	136	23	29
Mine on-site exploration and evaluation costs	K	39	20	61	9	6
Mine development expenditures[3]	L	549	653	1,101	88	141
Sustaining capital expenditures[3]	L	522	569	904	142	208
All-in sustaining costs		$ 5,048	$ 5,425	$ 6,559	$ 1,200	$ 1,454
Community relations costs not related to current operations	M	12	29	23	(1)	19
Rehabilitation - accretion and amortization not related to current operations	J	12	11	10	3	3
Exploration and evaluation costs (non-sustaining)	K	114	152	117	23	44
Non-sustaining capital expenditures[3]
Pascua-Lama	L	(81)	195	1,998	(81)	103
Cortez	L	47	19	132	5	5
Goldstrike thiosulfate project	L	33	287	223	-	65
Bulyanhulu CIL	L	(1)	29	83	-	4
Pueblo Viejo	L	-	-	29	-	-
Hemlo	L	39	-	-	1	-
Arturo	L	80	14	-	24	-
Other	L	16	27	24	2	22
All-in costs		$ 5,319	$ 6,188	$ 9,198	$ 1,176	$ 1,719
Ounces sold - consolidated basis (000s ounces)		6,793	6,960	7,604	1,801	1,741
Ounces sold - non-controlling interest (000s ounces)[1]		(709)	(676)	(430)	(165)	(169)
Ounces sold - equity basis (000s ounces)		6,083	6,284	7,174	1,636	1,572
Total production costs per ounce[4]		$ 833	$ 800	$ 776	$ 806	$ 839
Cash costs per ounce[4]		$ 596	$ 598	$ 566	$ 547	$ 628
Cash costs per ounce (on a co-product basis)[4,5]		$ 619	$ 618	$ 589	$ 566	$ 648
All-in sustaining costs per ounce[4]		$ 831	$864	$ 915	$ 733	$ 925
All-in sustaining costs per ounce (on a co-product basis)[4,5]		$ 854	$ 884	$ 938	$ 752	$ 945
All-in costs per ounce[4]		$ 876	$ 986	$ 1,282	$ 719	$ 1,094
All-in costs per ounce (on a co-product basis)[4,5]		$ 899	$ 1,006	$ 1,305	$ 738	$ 1,114

[1]	Amounts represent our share of capital expenditures.
[2]

Non-recurring items consist of $10 million of severance costs from the closure of our Golden Sunlight mine, $116 million of costs arising from a change in our supplies inventory obsolescence provision and inventory impairments at Buzwagi, and $24 million in abnormal costs at Pueblo Viejo and at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

[3]	Amounts represent our share of capital expenditures.
[4]	Total production costs, cash costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[5]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by- product of our gold production.

BARRICK YEAR-END 2015	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2015	2014	2013	2015	2014
	References
A	Cost of sales - gold
	Cost of sales (statement of income)	$ 6,907	$ 6,830	$ 7,329	$ 1,768	$ 1,799
	Less: cost of sales - copper	(834)	(951)	(1,098)	(136)	(272)
	Direct mining, royalties and community relations	730	787	926	112	221
	Depreciation	104	171	188	24	53
	Hedge gains	-	(7)	(16)	-	(2)
	Add: Barrick Energy depreciation	-	-	43	-	-
	Less: cost of sales - non-operating sites	-	(11)	(6)	-	(4)
	Less: cost of sales - corporate	(176)	(74)	(48)	(59)	(15)
	Total Cost of Sales - Gold	$ 5,897	5,794	$ 6,220	$ 1,573	1,508

B	Cost of sales applicable to non-controlling interests
	Cost of sales applicable to Acacia (Note 5)
	Direct mining, royalties and community relations	$ 694	$ 564	$ 596	$ 259	$ 158
	Depreciation	143	129	160	44	35
	Total related to Acacia	$ 837	$ 693	$ 756	$ 303	$ 193
	Portion attributable to non-controlling interest	$ 291	$ 225	$ 192	$ 107	$ 66
	Cost of sales applicable to Pueblo Viejo (Note 5)
	Direct mining, royalties and community relations	$ 627	$ 642	$ 420	$ 142	$ 156
	Depreciation	277	243	139	55	56
	Total related to Pueblo Viejo	$ 904	$ 885	$ 559	$ 197	$ 212
	Portion attributable to non-controlling interest	$ 329	$ 289	$ 195	$67	$66
	Cost of sales applicable to non-controlling interests	$ 620	$ 514	$ 387	$ 174	$ 132

C	Cost of sales applicable to power sales

Equal to the cost of sales related to power sales from our Pueblo Viejo mine that are included in consolidated cost of sales but excluded from cash costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (Note 6). By product revenues from metals produced net of copper, power revenues and non-controlling interest for the three months and year ended December 31, 2015 were $23 million and $98 million, respectively (2014: $30 million and $125 million, respectively; 2013: $150 million).

E	Realized gains/losses on hedge and non-hedge
	Realized (gains)/losses on non-hedge derivatives	$ 22	($ 8)	($ 20)	$ 11	$ 4
	Realized (gains)/losses on hedge derivatives	106	-	-	40	-
	Realized (gains)/losses on hedge and non-hedge	$ 128	($ 8)	($ 20)	$ 51	$ 4

F	Treatment and refinement charges
	Treatment and refinement charges, which are recorded against concentrate revenues, for the three months and year ended December 31, 2015 were $4 million and $14 million, respectively (2014: $3 million and $11 million, respectively; 2013: $6 million).

BARRICK YEAR-END 2015	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31

		2015	2014	2013	2015	2014
G	Depreciation - gold
	Depreciation (Note 7)	$ 1,771	$ 1,648	$ 1,732	$ 499	$ 434
	Less: copper depreciation	(104)	(174)	(188)	(24)	(56)
	Less: NCI portion	(168)	(135)	(90)	(37)	(31)
	Add: Barrick Energy	-	-	43	-	-
	Less: Depreciation - corporate assets	(58)	(72)	(44)	(14)	(15)

	Total depreciation - gold	$ 1,441	$ 1,267	$ 1,453	$ 424	$ 332

H	Impact of Barrick Energy
	Revenue related to Barrick Energy	$-	$-	$ 93	$-	$-
	Less: Cost of sales related to Barrick Energy	-	-	(79)	-	-
	Add: Barrick Energy depreciation	-	-	43	-	-

	Impact of Barrick Energy	$-	$-	$ 57	$-	$-

I	General & administrative costs
	Total general & administrative costs (statement of income)	$ 233	$ 385	$ 390	$ 52	$ 102
	Less: non-gold and non-operating general & administrative costs	(23)	(58)	(58)	(4)	(16)
	Less: NCI portion	(15)	(16)	(10)	(3)	(5)
	Add: World Gold Council fees	-	3	8	-	1
	Less: non-recurring items	(15)	(15)	(32)	(1)	(1)

	Total general & administrative costs	$ 180	$ 299	$ 298	$ 44	$ 81

J	Rehabilitation - accretion and amortization

	Includes depreciation (Note 7) on the assets related to rehabilitation provisions of our gold operations of $12 million and $89 million for the three months and year ended December 31, 2015, respectively (2014: $17 million and $72 million, respectively; 2013: $88 million) and accretion (Note 11) on the rehabilitation provision of our gold operations of $14 million and $55 million for the three months and year ended December 31, 2015, respectively (2014: $15 million and $66 million, respectively; 2013: $61 million).

K	Exploration and evaluation costs
	Exploration and evaluation costs (Note 8)	$ 163	$ 184	$ 208	$ 35	$ 54
	Less: exploration and evaluation costs - non-gold & NCI	(10)	(12)	(30)	(3)	(4)

	Total exploration and evaluation costs - gold	$ 153	$ 172	$ 178	$ 32	$ 50
	Exploration & evaluation costs (sustaining)	39	20	61	9	6
	Exploration and evaluation costs (non-sustaining)	114	152	117	23	44

	Total exploration and evaluation costs - gold	$ 153	$ 172	$ 178	$ 32	$ 50

L	Capital expenditures
	Gold segments (Note 5)	$ 1,290	$ 1,708	$ 2,558	$ 250	$ 444
	Pascua-Lama operating unit (Note 5)	(81)	195	2,226	(81)	103
	Other gold projects	116	63	177	36	45

	Capital expenditures - gold	$ 1,325	$ 1,966	$ 4,961	$ 205	$ 592
	Less: NCI portion	(104)	(143)	(288)	(24)	(36)
	Less: capitalized interest (Note 11)	(17)	(30)	(297)	-	(8)

	Total capital expenditures - gold	$ 1,204	$ 1,793	$ 4,494	$ 181	$ 548
	Mine development expenditures	549	653	1,101	88	141
	Sustaining capital expenditures	522	569	904	142	208
	Non-sustaining capital expenditures	133	571	2,489	(49)	199

	Total capital expenditures - gold	$ 1,204	$ 1,793	$ 4,494	$ 181	$ 548

BARRICK YEAR-END 2015	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2015	2014	2013	2015	2014
L	Community relations costs
	Community relations costs (Note 7)	$ 62	$ 76	$ 71	$ 13	$ 24
	Less: community relations costs relating to current operations	(50)	(47)	(48)	(14)	(5)
	Community relations costs not related to current operations	$ 12	$ 29	$ 23	($ 1)	$ 19

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and All-in sustaining costs per pound

	($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
		2015	2014	2013	2015	2014
	Cost of sales	$ 814	$ 954	$ 1,100	$ 116	$ 272
	Depreciation/amortization	(109)	(171)	(184)	(23)	(52)
	Treatment and refinement charges	178	120	126	49	42
	Cost of sales applicable to equity method investments[1]	23	-	-	23	-
	Less: royalties	(101)	(39)	(48)	(16)	(14)
	Non-routine charges	-	(1)	5	-	-
	Other metal sales	(1)	(1)	(1)	-	-
	Other[2]	72	(27)	-	72	-
C1	cash cost of sales	$ 876	$ 835	$ 998	$ 221	$ 248
	General & administrative costs	21	40	37	4	$10
	Rehabilitation - accretion and amortization	6	8	11	-	2
	Royalties	101	39	48	16	14
	Mine on-site exploration and evaluation costs	-	1	-	-	-
	Mine development expenditures	126	162	170	31	8
	Sustaining capital expenditures	51	132	173	13	52
	Inventory write-downs	-	1	(5)	-	-
	All-in sustaining costs	$ 1,181	$ 1,218	$ 1,432	$ 285	$ 334
	Pounds sold - consolidated basis (millions pounds)	510	435	519	132	139
	C1 cash cost per pound[3]	$ 1.73	$ 1.92	$ 1.92	$ 1.66	$ 1.78
	All-in sustaining costs per pound[3]	$ 2.33	$ 2.79	$ 2.74	$ 2.15	$ 2.40

[1]

2015 figures include $26 million of costs related to our 50% share of Zaldívar due to the divestment of 50% of our interest in the mine on December 1, 2015 and subsequent accounting as an equity method investment.

[2]

2015 figures include a $50 million insurance recovery related to the conveyor collapse at Lumwana. 2014 figures include $17 million related to copper cathode purchases and $10 million of abnormal costs related to the conveyor collapse at Lumwana. These costs are not indicative of our normal production costs.

[3]	C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Finance income; and
●	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more

BARRICK YEAR-END 2015	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

  Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2015	2014	2013	2015	2014
Net earnings (loss)	$ (3,113)	$ (2,959)	($ 10,603)	$ (2,941)	$ (3,040)
Income tax expense	(31)	306	630	(361)	(381)
Finance costs[1]	676	721	589	127	180
Finance income	(13)	(11)	(9)	(7)	(2)
Depreciation	1,771	1,648	1,732	499	434
EBITDA	$ (710)	($ 295)	($ 7,661)	$ (2,683)	($ 2,809)
Impairment charges	3,897	4,106	$ 12,687	3,405	3,564
Adjusted EBITDA	$ 3,187	$ 3,811	$ 5,026	$ 722	$ 755
Reported as:
Cortez	$ 630	$ 648	$ 1,610	$ 257	$ 96
Goldstrike	600	628	693	$ 205	114
Pueblo Viejo	702	912	569	$ 139	197
Lagunas Norte	454	531	602	$ 88	152
Veladero	324	446	522	$ 77	120
Turquoise Ridge	115	156	129	$ 27	30
Porgera	162	164	190	$ 28	31
Kalgoorlie	119	148	182	$ 29	35
Acacia	142	320	275	$ (33)	73
Zaldívar	154	297	519	$ 23	71
Lumwana	113	138	188	$ 75	72
Other	(328)	(577)	(265)	(193)	(236)
Impairment charges	(3,897)	(4,106)	(12,687)	(3,405)	(3,564)
EBITDA	($ 710)	($ 295)	($ 7,473)	($ 2,683)	($ 2,809)
Impairment charges	3,897	4,106	$ 12,687	3,405	3,564
Adjusted EBITDA	$ 3,187	$ 3,811	$ 5,214	$ 722	$ 755
[1]	Finance costs exclude accretion.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

●	Unrealized gains and losses on non-hedge derivative contracts;
●	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
●	Sales attributable to ore purchase arrangements;
●	Treatment and refining charges; and
●	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand

BARRICK YEAR-END 2015	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

				For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold			Copper
	2015	2014	2013	2015	2014	2013
Sales	$ 7,813	$ 8,744	$ 10,670	$ 1,002	$ 1,224	$ 1,651
Sales applicable to non-controlling interests	(826)	(851)	(589)	-	-	-
Sales attributable to ore purchase agreements	-	-	(46)	-	-	-
Sales applicable to equity method investments[1]	-	-	-	26	-	-
Realized non-hedge gold/copper derivative (losses) gains	-	1	1	-	(11)	(22)
Treatment and refinement charges	14	11	6	178	120	126
Export duties	34	48	51	-	-	-
Other[2]	-	-	-	-	(17)	-
Revenues - as adjusted	$ 7,035	$ 7,953	$ 10,093	$ 1,206	$ 1,316	$ 1,755
Ounces/pounds sold (000s ounces/millions pounds)	6,083	6,284	7,174	510	435	519
Realized gold/copper price per ounce/pound[3]	$ 1,157	$ 1,265	$ 1,407	$ 2.37	$ 3.03	$ 3.39

[1]	Represents sales applicable to our 50% equity method investment in Zaldívar effective December 1, 2015 and subsequent accounting as an equity method investment.
[2]	Revenue related to copper cathode purchases made in second quarter 2014.
[3]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2015	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

ALL-IN SUSTAINING COSTS: A measure of cost per ounce/pound for gold/copper. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

C1 CASH COSTS: A measure of cost per pound for copper. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.

CASH COSTS: A measure of cost per ounce for gold. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

FREE CASH FLOW: A measure that reflects our ability to generate cash flow. Refer to page 71 of this MD&A for a definition.

GRADE: The amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MERRILL-CROWE PROCESS: A separation technique for removing gold from a cyanide solution.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 80 to 85 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 80 to 85 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING RATE: Tonnes of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non–metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tonnes mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2015	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

GOLD MINERAL RESERVES (1)

As at December 31, 2015	PROVEN			PROBABLE			TOTAL

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Goldstrike Open Pit	57,874	2.92	5,440	11,199	4.09	1,471	69,073	3.11	6,911
Goldstrike Underground	2,789	11.34	1,017	2,163	8.79	611	4,952	10.23	1,628
Goldstrike Property Total	60,663	3.31	6,457	13,362	4.85	2,082	74,025	3.59	8,539
Pueblo Viejo (60.00%)	55,526	2.97	5,295	38,351	2.97	3,665	93,877	2.97	8,960
Cortez	14,393	2.24	1,037	138,839	2.26	10,092	153,232	2.26	11,129
Bald Mountain (2)	13,525	0.98	426	35,558	0.63	716	49,083	0.72	1,142
Turquoise Ridge (75.00%)	4,433	15.80	2,252	4,131	14.77	1,962	8,564	15.30	4,214
Round Mountain (50.00%) (2)	19,531	0.72	454	13,541	0.65	282	33,072	0.69	736
South Arturo (60.00%)	304	6.86	67	985	5.24	166	1,289	5.62	233
Hemlo	1,016	2.76	90	12,175	2.11	827	13,191	2.16	917
Golden Sunlight	492	1.26	20	562	2.99	54	1,054	2.18	74
SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.65	3,586	725,926	0.59	13,848	898,202	0.60	17,434
Pascua-Lama	31,934	1.84	1,887	292,692	1.43	13,497	324,626	1.47	15,384
Veladero	24,821	0.78	622	252,112	0.85	6,922	276,933	0.85	7,544
Lagunas Norte	23,444	1.54	1,164	40,197	1.98	2,565	63,641	1.82	3,729
AUSTRALIA PACIFIC
Porgera (47.50%) (3)	1,028	9.08	300	13,443	3.87	1,671	14,471	4.24	1,971
Kalgoorlie (50.00%)	69,886	0.96	2,153	30,952	2.01	2,001	100,838	1.28	4,154
AFRICA
Bulyanhulu (63.90%)	889	10.25	293	16,599	6.82	3,637	17,488	6.99	3,930
North Mara (63.90%)	3,277	2.00	211	11,408	2.87	1,051	14,685	2.67	1,262
Buzwagi (63.90%)	5,225	0.97	163	4,157	1.77	236	9,382	1.32	399
OTHER	163	0.38	2	12,333	0.26	105	12,496	0.27	107

TOTAL	502,826	1.64	26,479	1,657,323	1.23	65,379	2,160,149	1.32	91,858

COPPER MINERAL RESERVES (1)
As at December 31, 2015	PROVEN			PROBABLE			TOTAL

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

Zaldivar (50.00%) (4)	187,066	0.553	2,281.3	40,596	0.532	475.7	227,662	0.549	2,757.0
Lumwana	147,015	0.542	1,755.8	99,657	0.598	1,313.0	246,672	0.564	3,068.8
Jabal Sayid (50.00%)	163	2.171	7.8	12,333	2.539	690.3	12,496	2.534	698.1
TOTAL	334,244	0.549	4,044.9	152,586	0.737	2,479.0	486,830	0.608	6,523.9

(1) See accompanying footnote #1.

(2) See accompanying footnote #2.

(3) See accompanying footnote #3.

(4) See accompanying footnote #4.

GOLD MINERAL RESOURCES (1,2)

As at December 31, 2015	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Goldstrike Open Pit	800	3.27	84	4,316	2.31	320	404	458	2.78	41
Goldstrike Underground	1,402	12.73	574	2,705	9.29	808	1,382	1,236	10.29	409
Goldstrike Property Total	2,202	9.29	658	7,021	5.00	1,128	1,786	1,694	8.26	450
Pueblo Viejo (60.00%)	6,738	2.51	544	91,143	2.45	7,187	7,731	2,333	1.96	147
Cortez	3,429	1.64	181	40,280	1.52	1,969	2,150	18,779	1.43	861
Goldrush	132	11.31	48	25,034	10.57	8,509	8,557	5,695	9.00	1,647
Bald Mountain (3)	34,286	0.83	916	138,186	0.63	2,782	3,698	21,348	0.50	345
Turquoise Ridge (75.00%)	15,753	6.30	3,193	59,236	4.32	8,233	11,426	23,965	5.03	3,872
Round Mountain (50.00%) (3)	7,312	0.55	129	13,767	0.48	213	342	8,103	0.45	117
South Arturo (60.00%)	34	1.83	2	124	1.25	5	7	13	2.39	1
Hemlo	246	3.41	27	42,500	1.04	1,424	1,451	3,160	3.01	306
Golden Sunlight	810	1.54	40	13,996	1.45	651	691	4,176	1.30	175
Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.30	167	205,268	0.36	2,362	2,529	371,580	0.38	4,493
Pascua-Lama	14,772	1.49	710	142,693	1.25	5,749	6,459	19,486	1.56	975
Veladero	4,119	0.40	53	71,109	0.54	1,234	1,287	5,633	0.45	82
Lagunas Norte	2,092	1.37	92	35,461	1.36	1,552	1,644	1,692	0.88	48
Alturas	-	-	-	-	-	-	-	136,384	1.25	5,501
AUSTRALIA PACIFIC
Porgera (47.50%) (4)	146	6.60	31	9,298	5.45	1,629	1,660	8,476	3.65	994
Kalgoorlie (50.00%)	5,024	1.16	188	10,426	0.75	251	439	142	2.85	13
AFRICA
Bulyanhulu (63.90%)	41	6.07	8	14,118	7.03	3,193	3,201	12,716	9.23	3,772
North Mara (63.90%)	1,686	2.42	131	6,413	2.72	561	692	3,162	4.60	468
Buzwagi (63.90%)	121	1.54	6	28,092	1.35	1,215	1,221	2,336	1.34	101
Nyanzaga (63.90%)	-	-	-	62,208	1.31	2,621	2,621	1,944	0.93	58
OTHER	-	-	-	19	-	-	-	246	0.25	2

TOTAL	120,025	1.93	7,437	1,283,195	1.74	71,658	79,095	699,171	1.22	27,425

COPPER MINERAL RESOURCES (1,2)
As at December 31, 2015	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

Zaldivar (50.00%) (5)	45,490	0.431	432.5	14,975	0.432	142.6	575.1	3,012	0.608	40.4
Lumwana	105,065	0.478	1,107.7	573,056	0.527	6,663.0	7,770.7	232	0.430	2.2
Jabal Sayid (50.00%)	-		-	19	1.432	0.6	0.6	246	2.747	14.9
TOTAL	150,555	0.464	1,540.2	588,050	0.525	6,806.2	8,346.4	3,490	0.747	57.5

(1) Resources which are not reserves do not have demonstrated economic viability.

(2) See accompanying footnote #1.

(3) See accompanying footnote #2.

(4) See accompanying footnote #3.

(5) See accompanying footnote #4.

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES (1,2,3)

For the year ended December 31, 2015		2015			2014

Based on attributable ounces		Tonnes (000’s)	Grade (gm/t)	Ounces (000’s)	Tonnes (000’s)	Grade (gm/t)	Ounces (000’s)

NORTH AMERICA

Goldstrike Open Pit	(proven and probable)	69,073	3.11	6,911	74,192	3.24	7,724
	(mineral resource)	5,116	2.46	404	4,496	1.90	274

Goldstrike Underground	(proven and probable)	4,952	10.23	1,628	6,661	8.83	1,890
	(mineral resource)	4,107	10.47	1,382	3,740	11.60	1,395

Goldstrike Property Total	(proven and probable)	74,025	3.59	8,539	80,853	3.70	9,614
	(mineral resource)	9,223	6.02	1,786	8,236	6.30	1,669

Pueblo Viejo (60.00%)	(proven and probable)	93,877	2.97	8,960	87,522	3.31	9,318
	(mineral resource)	97,881	2.46	7,731	74,748	2.62	6,301

Cortez	(proven and probable)	153,232	2.26	11,129	153,821	1.99	9,851
	(mineral resource)	43,709	1.53	2,150	38,925	2.81	3,513

Goldrush	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	25,166	10.58	8,557	68,122	4.83	10,574

Bald Mountain (4)	(proven and probable)	49,083	0.72	1,142	60,477	0.70	1,361
	(mineral resource)	172,472	0.67	3,698	206,947	0.63	4,160

Turquoise Ridge (75.00%)	(proven and probable)	8,564	15.30	4,214	8,199	16.91	4,458
	(mineral resource)	74,989	4.74	11,426	81,206	4.64	12,111

Round Mountain (50.00%) (4)	(proven and probable)	33,072	0.69	736	27,299	0.79	690
	(mineral resource)	21,079	0.50	342	23,766	0.58	440

South Arturo (60.00%)	(proven and probable)	1,289	5.62	233	1,711	4.40	242
	(mineral resource)	158	1.38	7	32,420	1.46	1,525

Ruby Hill (0.00%) (5)	(proven and probable)	-	-	-	1,566	0.48	24
	(mineral resource)	-	-	-	188,345	0.65	3,923

Hemlo	(proven and probable)	13,191	2.16	917	12,267	2.08	820
	(mineral resource)	42,746	1.06	1,451	36,930	1.41	1,671

Spring Valley (0.00%) (5)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	-	-	-	62,369	0.66	1,326

Golden Sunlight	(proven and probable)	1,054	2.18	74	2,281	1.73	127
	(mineral resource)	14,806	1.45	691	5,610	1.56	281

Donlin Gold (50.00%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	270,668	2.24	19,503	270,668	2.24	19,503

SOUTH AMERICA			-			-

Cerro Casale (75.00%)	(proven and probable)	898,202	0.60	17,434	898,202	0.60	17,434
	(mineral resource)	222,485	0.35	2,529	222,485	0.35	2,529

Pascua-Lama	(proven and probable)	324,626	1.47	15,384	324,626	1.47	15,384
	(mineral resource)	157,465	1.28	6,459	157,465	1.28	6,459

Veladero	(proven and probable)	276,933	0.85	7,544	172,003	0.86	4,737
	(mineral resource)	75,228	0.53	1,287	171,971	0.70	3,872

Lagunas Norte	(proven and probable)	63,641	1.82	3,729	69,650	1.27	2,833
	(mineral resource)	37,553	1.36	1,644	19,383	0.69	429

AUSTRALIA PACIFIC			-			-

Porgera (47.50%) (6)	(proven and probable)	14,471	4.24	1,971	17,049	5.49	3,008
	(mineral resource)	9,444	5.47	1,660	34,256	3.68	4,050

Kalgoorlie (50.00%)	(proven and probable)	100,838	1.28	4,154	89,067	1.22	3,482
	(mineral resource)	15,450	0.88	439	23,634	1.51	1,146

Cowal (0.00%) (7)	(proven and probable)	-	-	-	41,470	1.17	1,555
	(mineral resource)	-	-	-	48,915	1.09	1,708

AFRICA			-			-

Bulyanhulu (63.90%)	(proven and probable)	17,488	6.99	3,930	24,769	7.65	6,090
	(mineral resource)	14,159	7.03	3,201	7,923	8.49	2,163

North Mara (63.90%)	(proven and probable)	14,685	2.67	1,262	15,114	2.69	1,308
	(mineral resource)	8,099	2.66	692	11,477	2.87	1,060

Buzwagi (63.90%)	(proven and probable)	9,382	1.32	399	13,267	1.35	574
	(mineral resource)	28,213	1.35	1,221	30,885	1.30	1,289

Nyanzaga (63.90%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	62,208	1.31	2,621	62,208	1.31	2,621

OTHER	(proven and probable)	12,496	0.27	107	12,422	0.27	107
	(mineral resource)	19	-	-	239	0.13	1

TOTAL	(proven and probable)	2,160,149	1.32	91,858	2,113,635	1.37	93,017
	(mineral resource)	1,403,220	1.75	79,095	1,889,133	1.55	94,324

(1) Resources which are not reserves do not have demonstrated economic viability.

(2) See accompanying footnote #1.

(3) Measured plus indicated resources.

(4) See accompanying footnote #2.

(5) See accompanying footnote #5.

(6) See accompanying footnote #3.

(7) See accompanying footnote #6.

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2015	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

										Process recovery %
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)

NORTH AMERICA
Pueblo Viejo (60.00%)	55,526	18.703	33,388	38,351	16.83	20,757	93,877	17.94	54,145	52.6%
SOUTH AMERICA
Cerro Casale (75.00%)	172,276	1.907	10,565	725,926	1.43	33,451	898,202	1.52	44,016	69.0%
Pascua-Lama	31,934	69.840	71,705	292,692	64.09	603,137	324,626	64.66	674,842	81.7%
Lagunas Norte	18,574	3.574	2,134	40,197	5.91	7,634	58,771	5.17	9,768	28.2%
Veladero	16,276	12.550	6,567	252,112	14.47	117,257	268,388	14.35	123,824	10.1%
AFRICA
Bulyanhulu (63.90%)	870	6.54	183	12,415	7.71	3,078	13,285	7.63	3,261	65.0%

TOTAL	295,456	13.11	124,542	1,361,693	17.94	785,314	1,657,149	17.08	909,856	69.0%

(1) Silver is accounted for as a by-product credit against reported or projected gold production costs.
CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1)
For the year ended Dec. 31, 2015	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

										Process recovery %
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)

NORTH AMERICA
Pueblo Viejo (60.00%)	55,526	0.087	106.5	38,351	0.105	89.1	93,877	0.095	195.6	27.7%

SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.190	721.3	725,926	0.226	3,613.3	898,202	0.219	4,334.6	87.4%
Pascua-Lama	31,934	0.094	66.1	292,692	0.069	447.8	324,626	0.072	513.9	38.5%

AFRICA
Bulyanhulu (63.90%)	870	0.417	8.0	12,415	0.539	147.6	13,285	0.531	155.6	90.0%
Buzwagi (63.90%)	5,225	0.070	8.1	4,157	0.137	12.6	9,382	0.100	20.7	64.7%

TOTAL	265,831	0.155	910.0	1,073,541	0.182	4,310.4	1,339,372	0.177	5,220.4	80.4%

(1) Copper is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2015	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Ounces (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	6,738	16.05	3,478	91,143	14.05	41,172	44,650	2,333	13.93	1,045
SOUTH AMERICA
Cerro Casale (75.00%)	17,217	1.19	661	205,268	1.06	6,985	7,646	371,580	1.04	12,379
Pascua-Lama	14,772	26.37	12,525	142,658	22.28	102,178	114,703	19,476	20.13	12,607
Lagunas Norte	2,092	3.82	257	35,461	3.74	4,267	4,524	6,774	0.93	203
Veladero	4,119	6.52	863	71,109	11.67	26,675	27,538	5,633	10.14	1,836
AFRICA
Bulyanhulu (63.90%)	41	5.31	7	14,118	5.92	2,689	2,696	12,716	6.31	2,580

TOTAL	44,979	12.30	17,791	559,757	10.22	183,966	201,757	418,512	2.28	30,650
(1) Resources which are not reserves do not have demonstrated economic viability.
CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)
For the year ended Dec. 31, 2015	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	6,738	0.083	12.3	91,143	0.083	166.1	178.4	2,333	0.041	2.1
SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.132	50.1	205,268	0.164	743.8	793.9	371,580	0.192	1,570.2
Pascua-Lama	14,772	0.072	23.5	142,693	0.061	193.4	216.9	19,486	0.040	17.3
AFRICA
Buzwagi (63.90%)	121	0.150	0.4	28,092	0.127	78.6	79.0	2,336	0.136	7.0

TOTAL	38,848	0.101	86.3	467,196	0.115	1,181.9	1,268.2	395,735	0.183	1,596.6
(1) Resources which are not reserves do not have demonstrated economic viability.
NICKEL MINERAL RESOURCES (1)
For the year ended Dec. 31, 2015	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	6,905	2.490	379.0	11,705	2.720	701.9	1,080.9	10,400	2.600	596.1

(1) Resources which are not reserves do not have demonstrated economic viability.

Mineral Reserves and Resources Notes

1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2015 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.70 million ounces of proven and probable gold reserves at Cortez and approximately 2.11 million ounces of proven and probable gold reserves at Lagunas Norte are classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Senior Director, Resources and Reserves, of Barrick, Steven Haggarty, Senior Director, Metallurgy, of Barrick and Patrick Garretson, Director, Life of Mine Planning, of Barrick. Except as noted below, reserves have been estimated based on an assumed gold price of US$1,000 per ounce for 2016 through 2020 and US$1,200 per ounce from 2021 onwards, an assumed silver price of US$15.00 per ounce for 2016 through 2020 and US$16.50 from 2021 onwards, and an assumed copper price of US$2.75 per pound for 2016 through 2020 and US$3.00 per pound from 2021 onwards (for more information about Barrick’s two-tiered approach to estimating reserves, see pages 28 of the Fourth Quarter and Year-End Report 2015) and long-term average exchange rates of 1.31 CAD/US$ and 0.72 US$/AUD. Reserves at Round Mountain have been estimated using an assumed long-term average gold price of US$1,200. Reserves at Kalgoorlie assumed a gold price of AUD$1,400 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of US$1,100. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2015 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters, and methods used in estimating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2. On January 11, 2016, the Company divested the Bald Mountain mine and its interest in the Round Mountain mine. For additional information regarding this matter, see page 112 of Barrick’s Fourth Quarter and Year-End Report 2015.

3. On August 31, 2015, the Company divested 50% of its interest in the Porgera mine. For additional information regarding this matter, see page 112 of Barrick’s Fourth Quarter and Year-End Report 2015.

4. On December 1, 2015, the Company divested 50% of its interest in the Zaldívar mine. For additional information regarding this matter, see page 112 of Barrick’s Fourth Quarter and Year-End Report 2015.

5. On December 17, 2015, the Company divested the Ruby Hill mine and its interest in the Spring Valley project. For additional information regarding this matter, see page 112 of Barrick’s Fourth Quarter and Year-End Report 2015.

6. On July 23, 2015, the Company divested the Cowal mine. For additional information regarding this matter, see page 112 of Barrick’s Fourth Quarter and Year-End Report 2015.

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Shaun Usmar

Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

February 17, 2016

BARRICK YEAR END 2015	86	MANAGEMENT’S RESPONSIBILITY

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2015. Barrick’s Management used the Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 88 - 90 of Barrick’s 2015 Annual Financial Statements.

BARRICK YEAR END 2015	87	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 17, 2016

Independent Auditor’s Report

To the Shareholders of

Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s (the company) 2015 and 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Emphasis of matter

As discussed in Note 2 to the consolidated financial statements, on January 1, 2015, Barrick Gold Corporation adopted International Financial Reporting Standard 9, Financial Instruments. Our opinion is not modified with respect to this matter.

Report on internal control over financial reporting

We have also audited Barrick Gold Corporation’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Barrick Gold Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

 Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2015	2014
Revenue (notes 5 and 6)	$9,029	$10,239
Costs and expenses
Cost of sales (notes 5 and 7)	6,907	6,830
General and administrative expenses (note 10)	233	385
Exploration, evaluation and project expenses (notes 5 and 8)	355	392
Impairment charges (note 9b)	3,897	4,106
Loss on currency translation	120	132
Closed mine rehabilitation	3	83
Loss from equity investees (note 15)	7	-
Loss on non-hedge derivatives (note 24e)	38	193
Other expense (income) (note 9a)	(113)	(14)
Loss before finance items and income taxes	(2,418)	(1,868)
Finance items
Finance income	13	11
Finance costs (note 13)	(739)	(796)
Loss before income taxes	(3,144)	(2,653)
Income tax recovery (expense) (note 11)	31	(306)
Net loss	$(3,113)	$(2,959)
Attributable to:
Equity holders of Barrick Gold Corporation	$(2,838)	$(2,907)
Non-controlling interests (note 31)	$(275)	$(52)

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 12)
Net loss
Basic	$(2.44)	$(2.50)
Diluted	$(2.44)	$(2.50)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2015	91	FINANCIAL STATEMENTS

 Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2015	2014
Net loss	$(3,113)	$(2,959)
Other comprehensive income (loss), net of taxes

Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil and $nil	(11)	18
Net realized change on equity investments, net of tax $nil and $nil	18	-
Impairment losses on equity investments, net of tax $nil and $nil	-	18

Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $43 and $6	(134)	(35)
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax ($20) and ($1)	111	(88)
Actuarial gain (loss) on post-employment benefit obligations, net of tax ($3) and $10	5	(19)
Currency translation adjustments, net of tax $nil and $nil	(56)	(43)
Total other comprehensive loss	(67)	(149)
Total comprehensive loss	$(3,180)	$(3,108)
Attributable to:
Equity holders of Barrick Gold Corporation	$(2,905)	$(3,056)
Non-controlling interests	$(275)	$(52)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2015	92	FINANCIAL STATEMENTS

 Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2015	2014
OPERATING ACTIVITIES
Net loss	$(3,113)	$(2,959)
Adjustments for the following items:
Depreciation	1,771	1,648
Finance costs (note 13)	739	796
Impairment charges (note 9b)	3,897	4,106
Income tax (recovery) expense (note 11)	(31)	306
(Increase) decrease in inventory	24	(78)
Loss on non-hedge derivatives (note 24e)	38	193
Gain on sale of non-current assets/investments	(187)	(52)
Deposit on gold and silver streaming agreement (note 28)	610	-
Other operating activities (note 14a)	15	(442)
Operating cash flows before interest and income taxes	3,763	3,518
Interest paid	(677)	(707)
Income taxes paid	(292)	(515)
Net cash provided by operating activities	2,794	2,296
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,713)	(2,432)
Sales proceeds	43	72
Proceeds from joint venture agreement of Jabal Sayid (note 4e)	-	216
Divestitures (note 4)	1,904	166
Investment sales	33	120
Other investing activities (note 14b)	(17)	(92)
Net cash provided by (used in) investing activities	250	(1,950)
FINANCING ACTIVITIES
Proceeds from divestment of 10% of issued ordinary share capital of Acacia (note 4g)	-	186
Debt (note 24b)
Proceeds	9	141
Repayments	(3,142)	(188)
Dividends (note 30)	(160)	(232)
Funding from non-controlling interests (note 31)	40	24
Disbursements to non-controlling interests (note 31)	(90)	-
Other financing activities (note 14c)	68	9
Net cash used in financing activities	(3,275)	(60)
Effect of exchange rate changes on cash and equivalents	(13)	(11)
Net increase (decrease) in cash and equivalents	(244)	275
Cash and equivalents at beginning of year (note 24a)	2,699	2,404
Add: cash and equivalents of assets classified as held for sale at the beginning of year	-	20
Cash and equivalents at the end of year	$2,455	$2,699
Less: cash and equivalents of assets classified as held for sale at the end of year (note 4)	-	-
Cash and equivalents excluding assets classified as held for sale at the end of year(note 24a)	$2,455	$2,699

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2015	93	FINANCIAL STATEMENTS

 Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2015	As at December 31, 2014
ASSETS
Current assets
Cash and equivalents (note 24a)	$2,455	$2,699
Accounts receivable (note 17)	275	418
Inventories (note 16)	1,717	2,722
Other current assets (note 17)	263	311
Total current assets (excluding assets classified as held for sale)	4,710	6,150
Assets classified as held-for-sale (note 4)	758	-
Total current assets	5,468	6,150

Non-current assets
Equity in investees (note 15)	1,199	206
Property, plant and equipment (note 18)	14,434	19,193
Goodwill (note 19a)	1,371	4,426
Intangible assets (note 19b)	271	308
Deferred income tax assets (note 29)	1,040	674
Non-current portion of inventory (note 16)	1,502	1,684
Other assets (note 21)	1,023	1,238
Total assets	$26,308	$33,879
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 22)	$1,158	$1,653
Debt (note 24b)	203	333
Current income tax liabilities	-	84
Other current liabilities (note 23)	337	417
Total current liabilities (excluding liabilities classified as held for sale)	1,698	2,487
Liabilities classified as held-for-sale (note 4)	149	-
Total current liabilities	1,847	2,487

Non-current liabilities
Debt (note 24b)	9,765	12,748
Provisions (note 26)	2,102	2,561
Deferred income tax liabilities (note 29)	1,553	2,036
Other liabilities (note 28)	1,586	1,185
Total liabilities	16,853	21,017
Equity
Capital stock (note 30)	20,869	20,864
Deficit	(13,642)	(10,739)
Accumulated other comprehensive loss	(370)	(199)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	7,178	10,247
Non-controlling interests (note 31)	2,277	2,615
Total equity	9,455	12,862
Contingencies and commitments (notes 2, 16, 18 and 35)
Total liabilities and equity	$26,308	$33,879

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

John L. Thornton, Chairman	Steven J. Shapiro, Director

BARRICK YEAR-END 2015	94	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2015	1,164,670	$20,864	$(10,739)	$(199)	$321	$10,247	$2,615	$12,862
Impact of adopting IFRS 9 on January 1, 2015 (note 24)	-	-	99	(99)	-	-	-	-
At January 1, 2015 (restated)	1,164,670	$20,864	$(10,640)	$(298)	$321	$10,247	$2,615	$12,862
Net loss	-	-	(2,838)	-	-	(2,838)	(275)	(3,113)
Total other comprehensive income (loss)	-	-	5	(72)	-	(67)	-	(67)
Total comprehensive loss	-	$-	$(2,833)	$(72)	$-	$(2,905)	$(275)	$(3,180)
Transactions with owners
Dividends	-	-	(160)	-	-	(160)	-	(160)
Dividend reinvestment plan	411	3	(3)	-	-	-	-	-
Recognition of stock option expense	-	2	-	-	-	2	-	2
Funding from non-controlling interests	-	-	-	-	-	-	41	41
Other decrease in non-controlling interests	-	-	-	-	-	-	(104)	(104)
Other decreases	-	-	(6)	-	-	(6)	-	(6)
Total transactions with owners	411	$5	$(169)	$-	$-	$(164)	$(63)	$(227)
At December 31, 2015	1,165,081	$20,869	$(13,642)	$(370)	$321	$7,178	$2,277	$9,455

At January 1, 2014	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001
Net loss	-	-	(2,907)	-	-	(2,907)	(52)	(2,959)
Total other comprehensive loss	-	-	(19)	(130)	-	(149)	-	(149)
Total comprehensive loss	-	$-	$(2,926)	$(130)	$-	$(3,056)	$(52)	$(3,108)
Transactions with owners
Dividends	-	-	(232)	-	-	(232)	-	(232)
Issued on exercise of stock options	18	-	-	-	-	-	-	-
De-recognition of stock option expense	-	(5)	-	-	-	(5)	-	(5)
Recognized on divestment of 10% of Acacia Mining plc	-	-	-	-	7	7	174	181
Funding from non-controlling interests	-	-	-	-	-	-	29	29
Other decrease in non-controlling interests	-	-	-	-	-	-	(4)	(4)
Total transactions with owners	18	$(5)	$(232)	$-	$7	$(230)	$199	$(31)
At December 31, 2014	1,164,670	$20,864	$(10,739)	$(199)	$321	$10,247	$2,615	$12,862

[1]	Includes cumulative translation adjustments as at December 31, 2015: $178 million loss (2014: $122 million).

[2]	Includes additional paid-in capital as at December 31, 2015: $283 million (December 31, 2014: $283 million) and convertible borrowings - equity component as at December 31, 2015: $38 million (December 31, 2014: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2015	95	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation.    Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, ZAR, and ZMW are to Australian dollars, Argentinean pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina, Australia, and the Dominican Republic. We hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), formerly African Barrick Gold plc, a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a copper mine that is located in Zambia, a 50% interest in a copper mine in Saudi Arabia, and a 50% interest in Zaldívar, located in Chile. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. Certain items within the statement of income have been reclassified in the current year. The prior periods have been restated to reflect the change in presentation. These consolidated financial statements were approved for issuance by the Board of Directors on February 17, 2016.

B)	Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

BARRICK YEAR-END 2015	96	NOTES TO FINANCIAL STATEMENTS

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition, dividends, cash contributions and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity over which the investor has significant influence but not control or joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2015:

	Place of business	Entity type	Economic interest[1]	Method[2]
Turquoise Ridge Mine[3]	United States	JO	75%	Our share
Kalgoorlie Mine	Australia	JO	50%	Our share
Acacia Mining plc[4]	Tanzania	Subsidiary, publicly traded	63.9%	Consolidation
Pueblo Viejo[4]	Dominican Republic	Subsidiary	60%	Consolidation
Cerro Casale Project[4]	Chile	Subsidiary	75%	Consolidation
Donlin Gold Project	United States	JO	50%	Our share
Jabal Sayid[5]	Saudi Arabia	JV	50%	Equity Method
Kabanga Project[5,6]	Tanzania	JV	50%	Equity Method
Round Mountain Mine[7]	United States	JO	50%	Our share
Porgera Mine[8]	Papua New Guinea	JO	47.5%	Our share
Zaldívar[5,9]	Chile	JV	50%	Equity Method
South Arturo[4]	United States	Subsidiary	60%	Consolidation
[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by their partners in proportion to their economic interest.
[2]	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
[3]	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
[4]	We consolidate our interests in Pueblo Viejo, Cerro Casale, Acacia and South Arturo and record a non-controlling interest for the 40%, 25%, 36.1% and 40%, respectively, that we do not own.
[5]	Barrick has commitments of $471 million relating to its interest in the joint ventures in 2015.
[6]

Our JV is an early stage exploration project and, as such, does not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 15 for further details.

[7]	We divested our interest in Round Mountain subsequent to year-end.
[8]	We divested 50% of our interest in Porgera during the year, bringing our interest down from 95% to 47.5%.
[9]	We divested 50% of our interest during the year.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

BARRICK YEAR-END 2015	97	NOTES TO FINANCIAL STATEMENTS

D)	Non-current Assets and Disposal Groups Held-for-Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held for sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as held-for-sale, property, plant and equipment are no longer amortized. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

E)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

●	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
●

Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);

●	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
●	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
●

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

F)	Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

●	The significant risks and rewards of ownership of the product have been transferred to the buyer;
●	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
●	The amount of revenue can be reliably measured;
●	It is probable that the economic benefits associated with the sale will flow to us; and
●	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

BARRICK YEAR-END 2015	98	NOTES TO FINANCIAL STATEMENTS

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

G)	Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant & Equipment, as described in note 2(m).

H)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

I)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

●

In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against

BARRICK YEAR-END 2015	99	NOTES TO FINANCIAL STATEMENTS

which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:

●

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

●

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

J)	Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as fair value through other comprehensive income (“FVOCI”) pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “other investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI.

K)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

BARRICK YEAR-END 2015	100	NOTES TO FINANCIAL STATEMENTS

L)	Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property Plant and Equipment.

Pre-production stripping costs (note 2m (iii)) are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in life of mine (“LOM”) ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

M)	Property, Plant and Equipment

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	7 – 38 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Assets acquired via a finance lease are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business

BARRICK YEAR-END 2015	101	NOTES TO FINANCIAL STATEMENTS

combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.

iii) Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) improves access to a component of the ore body to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan in the current component of the ore body that has been made more accessible through the stripping activity and all future components in the current plan that benefit from the particular stripping activity. Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived.

Construction-in-Progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long

BARRICK YEAR-END 2015	102	NOTES TO FINANCIAL STATEMENTS

lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain or receivable as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

N)	Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested annually for impairment at the start of the fourth quarter for all of our segments. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time. At the date of acquisition, goodwill is assigned to the cash generating unit (“CGU”) or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual mine sites and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”), the President.

The recoverable amount of an operating segment is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

O)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

P)	Impairment of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the CGU, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes any liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of VIU and FVLCD. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

BARRICK YEAR-END 2015	103	NOTES TO FINANCIAL STATEMENTS

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, and it has been determined that the asset is no longer impaired or that impairment has decreased. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

Q)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

R)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

S)	Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

T)	Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by

BARRICK YEAR-END 2015	104	NOTES TO FINANCIAL STATEMENTS

unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

U)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such

BARRICK YEAR-END 2015	105	NOTES TO FINANCIAL STATEMENTS

proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

V)	Stock-Based Compensation

Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)), cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) and Performance Granted Share Units (“PGSU”) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Lattice model with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales, general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan (“ESOP”)

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units (“RSU”)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years and primarily settle in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units (“DSU”)

Under our DSU plan, Directors must receive at least 75% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is

BARRICK YEAR-END 2015	106	NOTES TO FINANCIAL STATEMENTS

recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. The plan also allows granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee.

Performance Restricted Share Units (“PRSU”)

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of shares issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Performance Granted Share Units (“PGSU”)

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick common shares on the first day following the expiration of the blackout. Upon vesting, the after-tax value of the award is used to purchase common shares and these shares cannot be sold until the employee retires or leaves

Barrick. PGSUs vest at the end of the third year from the date of the grant.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

Employee Share Purchase Plan (“ESPP”)

Under our ESPP plan, Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual short-term incentive, and Barrick will match 50% of the contribution, up to a maximum of C$5,000 per year.

Both Barrick and the employee make the contributions on a semi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest approximately one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its semi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

W)	Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer

BARRICK YEAR-END 2015	107	NOTES TO FINANCIAL STATEMENTS

assets of the plans, which are invested mainly in fixed-income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

X)	New Accounting Standards Adopted during the Year

The Company has adopted IFRS 9 (2014) effective January 1, 2015.

IFRS 9 (2014)

We have early adopted all of the requirements of IFRS 9 Financial Instruments 2014 (“IFRS 9”) as of January 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘hedged ratio’ to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial instruments retrospectively, except as described below. The change did not result in a change in carrying value of any of our financial instruments on transition date. The two main areas of change are the accounting for a) equity securities previously classified as available for sale and b) derivative instruments, which includes the accounting for hedging relationships that now qualify for hedge accounting and the exclusion of the time value component of options from hedging instruments.

i)	Impact of adoption on the accounting for equity securities previously designated as available for sale

The revised policy on the accounting for Other Investments, which represent equity securities previously designated as available for sale, is described in note 2j. The adjustment to opening retained earnings on January 1, 2015 was $95 million with a corresponding adjustment to accumulated other comprehensive income. There was no impact on net loss for 2015.

ii)	Impact of adoption on accounting for derivative instruments

We have reassessed all of our existing hedging relationships that qualified for hedge accounting under IAS 39 upon adoption of IFRS 9 and these have continued to qualify for hedge accounting under IFRS 9. We have also reassessed economic hedges that did not qualify for hedge accounting under IAS 39. IFRS 9 has enabled us to apply hedge accounting for most of our fuel positions, thus reducing the volatility of reported net income. These

BARRICK YEAR-END 2015	108	NOTES TO FINANCIAL STATEMENTS

positions previously did not qualify for hedge accounting since component hedging was not permitted under IAS 39. We have applied these changes prospectively from January 1, 2015.

Under IFRS 9, we also began separating the intrinsic value and time value of option contracts and designating only the change in intrinsic value as the hedging instrument. IFRS 9 does not require restatement of comparatives. However, we have reflected the retrospective impact of the adoption of IFRS 9 relating to the change in accounting for time value of option contracts as an adjustment to opening retained earnings. The adjustment to opening retained earnings on January 1, 2015 was $4 million with a corresponding adjustment to accumulated other comprehensive income. There was no impact on net loss for 2015.

We recognize a financial asset or a financial liability when we become a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value and are derecognized either when we have transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire.

We classify and measure financial assets (excluding derivatives) on initial recognition as described below:

●

Cash and equivalents and restricted cash include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days. All of these are classified as financial assets at fair value through profit or loss and are measured at fair value. Unrealized gains or losses related to changes in fair value are reported in income;

●	Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, if any;
●

Equity instruments are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the settlement date, net of transaction costs. Future changes in fair value are recognized in other comprehensive income and are not recycled into income.

Financial liabilities (excluding derivatives) are derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since we do not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

Y)	New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16.

3 > CRITICAL JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine (“LOM”) Plans and Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions

BARRICK YEAR-END 2015	109	NOTES TO FINANCIAL STATEMENTS

about our ability to obtain the necessary permits required to complete the planned activities. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. As at December 31, 2015, we have used a per ounce gold price of $1,000 short-term and $1,200 long-term to calculate our gold reserves, compared with $1,100 per ounce short and long-term used as at December 31, 2014. Refer to notes 18 and 20.

Inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Estimation is required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Impairment and Reversal of Impairment for Non-current Assets and Impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually during the fourth quarter for all of our operating segments. Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2n, 2p and 20 for further information.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 26 for further information.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2i, 11 and 29 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama

As a result of our decision to suspend the construction of our Pascua-Lama project, significant judgment and estimation has been used in determining our accrued liabilities, including: demobilization, contract claims and severance. For contractors, it is necessary to estimate accruals for work completed but not yet invoiced based on subjective assessments of the stage of completion of their work in relation to invoices rendered; and for costs arising from existing contracts for legal or constructive obligations arising from our demobilization actions. In addition, the

BARRICK YEAR-END 2015	110	NOTES TO FINANCIAL STATEMENTS

Pascua-Lama project received $382 million (2014: $403 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $170 million (2014: $137 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on June 30, 2018. Barrick expects to apply for an extension of the 2018 deadline sometime in the next two years. We have also recorded $308 million in VAT recoverable in Argentina as of December 31, 2015 ($461 million, December 31, 2014) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentinean pesos.

Streaming Transactions

The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction has been accounted for as deferred revenue as we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 24 for further details.

Our silver sale agreement with Silver Wheaton Corp (“Silver Wheaton”) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and 100% of silver from Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Silver Wheaton, in which case, they will be entitled to the return of the upfront cash consideration paid less credit for silver delivered up to the date of that event. The cash liability at December 31, 2015 is $313 million.

Refer to note 27 for a summary of our key financial risks.

Other Notes to the Financial Statements

Note

Divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration, evaluation and project expenses	8
Other expense (income)	9
General and administrative expenses	10
Income tax (recovery) expense	11
Loss per share	12
Finance costs	13
Cash flow – other items	14
Investments	15
Inventories	16
Accounts receivable and other current assets	17
Property, plant and equipment	18
Goodwill and other intangible assets	19
Impairment of goodwill and non-current assets	20
Other assets	21
Accounts payable	22
Other current liabilities	23
Financial instruments	24
Fair value measurements	25
Provisions	26
Financial risk management	27
Other non-current liabilities	28
Deferred income taxes	29
Capital stock	30
Non-controlling interests	31
Remuneration of key management personnel	32
Stock-based compensation	33
Post-retirement benefits	34
Contingencies	35

BARRICK YEAR-END 2015	111	NOTES TO FINANCIAL STATEMENTS

4 > DIVESTITURES

For the year ended December 31
	2015	2014
Gross cash proceeds on divesture
Zaldívar	$ 950	$ -
Cowal	550	-
Porgera	298	-
Spring Valley	58	-
Ruby Hill	52	-
Marigold	-	86
Kanowna	-	67
Plutonic	-	22
Other	2	-
	$ 1,910	$ 175
Less: cash divested	(6)	(9)
	$ 1,904	$ 166

A)	Disposition of 50 percent interest in Zaldívar mine

On December 1, 2015, we completed the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc for total consideration of $1.005 billion. We received $950 million upon closing of the transaction, net of $10 million for working capital items, $20 million being held in escrow pending finalization of working capital adjustment and the remaining $25 million will be received over the next five years. As the agreed selling price is lower than the previously recorded book values of the Zaldívar cash generating unit, we recorded a goodwill impairment charge of $427 million for the full year 2015. The transaction resulted in a loss of $16 million for the year ended December 31, 2015 based on movements in working capital from the date of announcement until the date of completing the transaction. The transaction remains subject to a net working capital adjustment period to complete the review of the working capital. The net working capital of Zaldívar (on a 100% basis) was $522 million as at December 1, 2015. We have determined that Zaldívar will be accounted for as a joint venture and upon closing we began accounting for our investment under the equity method. The purchase price allocation underlying our equity method investment and the ultimate gain/loss on disposition of our 50% of Zaldívar will be finalized when the working capital adjustment is finalized.

B)	Divestments of Ruby Hill and Spring Valley

On December 17, 2015, we closed the sale of our Ruby Hill mine and Spring Valley, a development stage project, for total cash consideration of $110 million. The transaction resulted in a gain of $110 million for the year ended December 31, 2015.

C)	Assets held-for-sale

On November 11, 2015, we announced the sale of Bald Mountain and our remaining 50% interest in Round Mountain to Kinross for cash consideration of $610 million. The transaction was subject to customary closing conditions and closed on January 11, 2016. As at December 31, 2015, all of the assets and liabilities of Bald Mountain and our 50% interest in Round Mountain (refer to table below) were classified as held for sale. As the agreed selling price is lower than previously recorded book values, we recorded an impairment of $81 million in the fourth quarter 2015.

As at December 31 2015

Assets

Current assets

Inventories	$ 149

Other current assets	1

Total current assets	$ 150

Non-current assets

Property, plant and equipment	605

Other	3

Total assets	$ 758

Liabilities

Current liabilities	$ 40

Non-current liabilities

Provisions and other	109

Total liabilities	$ 149

D)	Disposition of Cowal and 50 percent interest in Porgera mines

On July 23, 2015, we completed the sale of our Cowal mine in Australia for cash consideration of $550 million. The transaction resulted in a gain of $34 million for the year ended December 31, 2015.

On August 31, 2015, we completed the sale of 50% of our interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company (“Zijin”) for cash consideration of $298 million. The transaction resulted in a gain of $39 million for the year ended December 31, 2015. Subsequent to completion of the transaction, we account for Porgera as a joint operation and include our share of Porgera’s assets, liabilities, revenues and expenses in our financial statements.

BARRICK YEAR-END 2015	112	NOTES TO FINANCIAL STATEMENTS

E)	Disposition of 50 percent interest in Jabal Sayid

On July 13, 2014, Barrick entered into an agreement to form a joint venture with Ma’aden to operate the Jabal Sayid copper project. Ma’aden, which is 50% owned by the Saudi Arabian government, acquired its 50% interest in the new joint venture company for cash consideration of $216 million. The transaction closed on December 3, 2014. The transaction resulted in a loss of control; consequently the assets and liabilities were written down to their fair value less costs of disposal, which resulted in an impairment loss of $514 million, including $316 million of goodwill recorded in 2014. Refer to note 20 for further details of the impairment loss.

Jabal Sayid is a joint arrangement which is structured through a separate entity of which Barrick is a 50% shareholder. The terms of the contractual arrangement provide that we have rights to 50% of the net earnings of the entity, and therefore we concluded that it was a joint venture and, as such, we account for our investment under the equity method.

F)	Disposition of Australian assets

On January 31, 2014, we closed the sale of our Plutonic mine for total cash consideration of $22 million. In addition, on March 1, 2014, we completed the sale of our Kanowna mine for total cash consideration of $67 million. The transactions resulted in a loss of $5 million for the year ended December 31, 2014.

G)	Disposition of 10 percent interest in Acacia

On March 11, 2014, we completed the divestment of 41 million ordinary shares in Acacia, representing 10% of the issued ordinary share capital of Acacia for net cash proceeds of $186 million. Subsequent to the divestment, we continue to retain a controlling interest in Acacia and continue to consolidate Acacia. We have accounted for the divestment as an equity transaction and, accordingly, recorded the difference between the proceeds received and the carrying value of $179 million as $7 million of additional paid-in capital in shareholders’ equity.

H)	Disposition of Marigold mine

On April 4, 2014, we completed the divestiture of our minority interest in the Marigold mine, for total cash consideration of $86 million. The transaction resulted in a gain of $21 million for the year ended December 31, 2014.

BARRICK YEAR-END 2015	113	NOTES TO FINANCIAL STATEMENTS

5 > SEGMENT INFORMATION

Barrick’s business is organized into fifteen individual minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite and Acacia are operating segments for financial reporting purposes. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, two individual copper mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into an “other” category consisting of our remaining gold mines. The prior periods have been restated to reflect the change in presentation.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Starting January 1, 2015, we transferred most of the functional services to minesites in order to hold the minesites directly accountable for the cost of the functional services they require to run their business, resulting in the allocation of our general and administration costs to individual minesites.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2015	Revenue	Direct Mining, Royalties and Community Relations	Depreciation	Exploration, Evaluation and Project Expenses	Other Expenses (Income)[1]	Segment Income (Loss)

Goldstrike	$ 1,143	$ 530	$ 192	$ 9	$ 4	$ 408

Cortez	1,129	483	343	2	14	287

Pueblo Viejo	1,332	627	277	2	1	425

Lagunas Norte	673	209	169	2	8	285

Veladero	720	391	108	2	3	216

Turquoise Ridge	235	118	23	-	2	92

Porgera	506	338	37	2	4	125

Kalgoorlie	358	233	74	2	4	45

Acacia	860	694	143	26	(2)	(1)

Lumwana	501	380	60	-	8	53

Zaldívar[2]	528	374	50	-	-	104

Pascua-Lama	-	-	22	118	(9)	(131)

Other Mines[3]	1,060	658	247	5	(2)	152

	$ 9,045	$ 5,035	$ 1,745	$ 170	$ 35	$ 2,060

BARRICK YEAR-END 2015	114	NOTES TO FINANCIAL STATEMENTS

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2014	Revenue	Direct Mining, Royalties and Community Relations	Depreciation	Exploration, Evaluation and Project Expenses	Other Expenses (Income)[1]	Segment Income (Loss)

Goldstrike	$ 1,154	$ 519	$ 132	$ 1	$ 6	$ 496

Cortez	1,093	432	255	1	12	393

Pueblo Viejo	1,552	642	243	-	(2)	669

Lagunas Norte	775	243	92	2	(1)	439

Veladero	894	438	116	3	7	330

Turquoise Ridge	252	94	17	1	1	139

Porgera	644	465	80	2	13	84

Kalgoorlie	417	267	42	1	1	106

Acacia	923	564	129	18	21	191

Lumwana	515	372	98	-	5	40

Zaldívar	711	415	73	1	(2)	224

Pascua-Lama	-	-	14	113	(12)	(115)

Other Mines[3]	1,282	785	304	54	(17)	156

	$ 10,212	$ 5,236	$ 1,595	$ 197	$ 32	$ 3,152

[1]	Other expenses include accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2015, accretion expense was $54 million (2014: $51 million). Refer to note 9a for details of other expenses (income).
[2]	Subsequent to its sale in December 2015, Zaldívar has been presented as pro rata for purposes of segment reporting. Total adjustments include $26 million to Revenues, $23 million to Direct Mining, Royalties and Community Relations and $6 million to Amortization which otherwise would be included as losses from equity investees in the Other Mines segment.
[3]	Includes gold mines, exploration and evaluation expense and losses from equity investees that hold copper projects and mines.

Reconciliation of Segment Income to Loss from Continuing Operations Before Income Taxes

For the years ended December 31	2015	2014

Segment income	$ 2,060	$ 3,152

Other revenue[1]	10	27

Other cost of sales/amortization[1,2]	(156)	1

Exploration, evaluation and project expenses not attributable to segments	(185)	(195)

General and administrative expenses	(233)	(385)

Other (expense) income not attributable to segments	90	(5)

Impairment charges	(3,897)	(4,106)

Loss on currency translation	(120)	(132)

Closed mine rehabilitation	(3)	(83)

Finance income	13	11

Finance costs (includes non-segment accretion)	(685)	(745)

Loss on non-hedge derivatives	(38)	(193)

Loss before income taxes	$ (3,144)	$ (2,653)

[1]	Includes revenue and costs from Pierina until second quarter 2015, at which point it was presented as part of our operating segments.
[2]	Includes all realized hedge gains/losses, where hedge accounting is applied.

BARRICK YEAR-END 2015	115	NOTES TO FINANCIAL STATEMENTS

Geographic Information

	Non-current assets		Revenue[1]

	As at Dec. 31, 2015	As at Dec. 31, 2014	2015	2014
United States	$ 7,375	$ 9,455	$ 3,076	$ 3,095

Dominican Republic	3,576	5,208	1,332	1,552

Argentina	2,177	2,517	720	894

Chile	2,020	3,711	502	711

Tanzania	1,648	1,717	860	923

Peru	627	1,045	734	801

Australia	518	1,155	552	821

Zambia	422	395	501	515

Papua New Guinea	342	668	506	644

Saudi Arabia	344	343	-	-

Canada	470	495	246	283

Unallocated	1,321	1,020	-	-

Total	$ 20,840	$ 27,729	$ 9,029	$ 10,239

[1]	Presented based on the location from which the product originated.

Capital Expenditures Information

	Segment Capital Expenditures[1]
	For the year ended Dec. 31, 2015	For the year ended Dec. 31, 2014

Goldstrike	$ 160	$ 558

Cortez	148	189

Pueblo Viejo	102	134

Lagunas Norte	67	82

Veladero	242	173

Turquoise Ridge	32	30

Porgera	93	33

Kalgoorlie	34	66

Acacia	177	254

Lumwana	99	181

Zaldívar	85	111

Pascua-Lama	(81)	195

Other Mines	235	189

Segment total	$ 1,393	$ 2,195

Other items not allocated to segments	116	69

Total	$ 1,509	$ 2,264
[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2015, cash expenditures were $1,713 million (2014: $2,432 million) and the decrease in accrued expenditures was $204 million (2014: $168 million decrease).

BARRICK YEAR-END 2015	116	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE

For the years ended December 31	2015	2014

Gold bullion sales[1]

Spot market sales	$ 7,559	$ 8,471

Concentrate sales	254	273

	$ 7,813	$ 8,744

Copper sales[1]

Copper cathode sales	$ 501	$ 710

Concentrate sales	501	514
	$ 1,002	$ 1,224
Other sales[2]	$ 214	$ 271

Total	$ 9,029	$ 10,239
[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 24d).
[2]	Revenues include the sale of by-products from our gold and copper mines and energy sales to third parties from our Monte Rio power plant in the Dominican Republic.

Principal Products

All of our gold mining operations produce gold in doré form, except Acacia’s gold mines of Bulyanhulu and Buzwagi, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Revenue

Revenue is presented net of direct sales taxes of $34 million (2014: $48 million). Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2015 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing		Impact on net income before taxation of 10% movement in market price ($M)
As at December 31	2015	2014	2015	2014

Copper pounds (millions)	55	82	$ 11	$ 24

Gold ounces (000s)	16	28	2	3

For the year ended December 31, 2015, our provisionally priced copper sales included provisional pricing losses of $67 million (2014: $38 million loss) and our provisionally priced gold sales included provisional pricing losses of $3 million (2014: $1 million loss).

At December 31, 2015, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $2.10/lb (2014: $2.88/lb) and $1,068/oz (2014: $1,201/oz), respectively. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES

For the years ended December 31	2015	2014
Direct mining cost [1,2,3]	$4,738	$4,803

Depreciation	1,771	1,648
Royalty expense	336	303
Community relations	62	76
Total	$6,907	$6,830
[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value of $285 million (2014: $121 million).
[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Includes employee costs of $1,302 million (2014: $1,381 million).

BARRICK YEAR-END 2015	117	NOTES TO FINANCIAL STATEMENTS

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, certain general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third-party smelting and transport fees), depreciation related to sales, royalty expenses, and community relations expense at our operating sites. Cost of sales also includes costs associated with power sales to third parties from our Monte Rio power plant in the Dominican Republic. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold and royalty expense for the period. Costs also include any impairment to reduce inventory to its net realizable value.

Beginning on January 1, 2015, we transferred most of the functional services to mine sites in order to hold the mine sites directly accountable for the cost of the functional services they require to run the business, resulting in the allocation of our general and administrative costs to individual mine sites. These costs now form part of mine site G&A costs, which are included within direct mining costs.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

➢	Net profits interest (NPI) royalty to other than a government,
➢	Modified net smelter return (NSR) royalty,
➢	Net smelter return sliding scale (NSRSS) royalty,
➢	Gross proceeds sliding scale (GPSS) royalty,
➢	Gross smelter return (GSR) royalty,
➢	Net value (NV) royalty,
➢	Land tenement (LT) royalty, and a
➢	Gold revenue royalty.

Royalty expense is recorded on completion of the production or sales process.

Producing mines and projects	Type of royalty
Goldstrike	0%-5% NSR, 0%-6% NPI

Cortez	1.5% GSR

Cortez - Pipeline/South	0.4%-9% GSR
Pipeline deposit

Cortez - portion of Pipeline/	5% NV
South Pipeline deposit

Pueblo Viejo	3.2% NSR (for gold & silver)

Lagunas Norte	2.51% NSR

Veladero	3.75% gross proceeds

Porgera	2% NSR, 0.25% other

Kalgoorlie	2.5% of gold revenue

Acacia

Bulyanhulu	4% NSR
North Mara - Nyabirama and	4% NSR, 1% LT
Nyabigena pit
North Mara - Gokona pit	4% NSR, 1.1% LT

Buzwagi	4% NSR, 30% NPI[1]

Pascua-Lama Project -	1.43%-9.56% GPSS
Chile gold production

Pascua-Lama Project -

Chile copper production	1.92% NSR

Pascua-Lama Project -	3% modified NSR
Argentina production

Other Mines - Gold

Williams	1.5% NSR, 0.75%-1% NV

Hemlo - Interlake property	50% NPI, 3% NSR

Round Mountain	3.53%-6.35% NSRSS[2]

Bald Mountain	3.5%-7% NSRSS, 2.9%-4% NSR, 10% NPI[2]
Other Mines - Copper

Lumwana	6% GSR Jan to Dec 2014
20% GSR Jan to June 2015
9% GSR July to Dec 2015

Kabanga	4% NSR

Other

Cerro Casale	3% NSR (capped at $3 million cumulative)
Donlin Gold Project	1.5% NSR (first 5 years or until advance royalty is repaid),
4.5% NSR (thereafter),
8.0% NPI[3]
3% NPI, $0.4 cent mill tonnage fee

[1]	The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.
[2]	These mines have been disposed of on January 11, 2016.
[3]	The NPI is calculated as a percentage of profits realized from the mine after all funds invested to date with interest at an agreed upon rate are recovered. No amount is currently payable.

BARRICK YEAR-END 2015	118	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION, EVALUATION AND PROJECT EXPENSES

For the years ended December 31	2015	2014

Exploration:
Minesite exploration	$ 34	$ 32
Global programs	109	131

	$ 143	$ 163
Evaluation costs	20	21

Exploration and evaluation expense[1]	$ 163	$ 184

Advanced project costs:
Pascua-Lama	117	88
Jabal Sayid	-	30

Other project related costs:
Cerro Casale	7	14
Kainantu	-	4
Reko Diq	4	12
Corporate development	61	35

Community relations related to projects	3	25

Exploration, evaluation and project expenses	$ 355	$ 392

[1]	Approximates the impact on operating cash flow.

9 > OTHER EXPENSE (INCOME)

    A Other Expense (Income)

For the years ended December 31	2015	2014

Other Expense:
Consulting fees	$ 12	$ 28
Bank charges	19	16
Office closure costs	30	15
Toll milling	5	-
Mine site severance and non-operational costs	27	12
World Gold Council fees	-	3
Pension and other post-retirement benefits	3	3

Total other expense	$ 96	$ 77

Other Income:
Gain on sale of non-current assets/investments[1]	$ (187)	$ (52)
Insurance recovery	(3)	(7)
Management fee income	(2)	(5)
Royalty income	(4)	(4)
Incidental income	(13)	(23)

Total other income	$ (209)	$ (91)

Net other expense (income)	$ (113)	$ (14)

[1]	2015 includes gains of $110 million from the sale of Ruby Hill and Spring Valley, $39 million from the sale of Porgera, and $34 million from the sale of Cowal. 2014 includes gains of $21 million from the sale of Marigold and $5 million losses from the sale of Plutonic and Kanowna (see note 4)

B Impairment Charges
For the years ended December 31	2015	2014

Impairment of non-current assets[1]	$ 1,726	$ 2,672
Impairment of other intangibles[1]	-	7

	$ 1,726	$ 2,679
Impairment of goodwill[1]	2,171	1,409
Impairment of other investments	-	18

Total	$ 3,897	$ 4,106

[1]	Refer to note 20 for further details.

10> GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31	2015	2014

Corporate administration[2]	$ 191	$ 217
Operating segment administration	42	168

Total[1]	$ 233	$ 385

[1]	Includes employee costs of $155 million (2014: $231 million).
[2]	Includes $29 million (2014: $24 million) related to one-time severance payments.

BARRICK YEAR-END 2015	119	NOTES TO FINANCIAL STATEMENTS

11 > INCOME TAX (RECOVERY) EXPENSE

For the years ended December 31	2015	2014
Tax on profit
Current tax
Charge for the year	$ 476	$ 750
Adjustment in respect of prior years	(71)	(64)

	$ 405	$ 686

Deferred tax
Origination and reversal of temporary differences in the current year	$ (551)	$ (436)
Adjustment in respect of prior years	115	56

	$ (436)	$ (380)

Income tax (recovery) expense	$ (31)	$ 306

Tax expense related to continuing operations

Current
Canada	$ 3	$ -
International	402	686

	$ 405	$ 686

Deferred
Canada	$ (32)	$ (181)
International	(404)	(199)

	$ (436)	$ (380)

Income tax (recovery) expense	$ (31)	$ 306

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2015 and 2014, tax expense of $62 million and $46 million, respectively, primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses are included within deferred tax recovery/expense.

Internal Restructures

In fourth quarter 2015, a deferred tax recovery of $116 million arose from a loss that was realized on internal restructuring of subsidiary corporations. This resulted in a net increase in deferred tax assets.

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2015	2014
At 26.5% statutory rate	$ (833)	$ (703)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(103)	(93)
Impact of foreign tax rates[2]	(110)	18
Expenses not tax deductible	55	96
Goodwill impairment charges not tax deductible	736	373
Impairment charges not recognized in deferred tax assets	246	334
Net currency translation losses on deferred tax balances	62	46
Current year tax losses not recognized in deferred tax assets	56	20
Internal restructures	(116)	(112)
De-recognition of a deferred tax asset	20	-
Non-recognition of US AMT credits	19	43
Adjustments in respect of prior years	44	(8)
Increase to income tax related contingent liabilities	13	-
Impact of tax rate changes	-	20
Other withholding taxes	12	40
Mining taxes	(125)	227
Other items	(7)	5

Income tax (recovery) expense	$ (31)	$ 306

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

De-recognition of a Deferred Tax Asset

In second quarter 2015, we recorded a deferred tax expense of $20 million related to de-recognition of a deferred tax asset in Pueblo Viejo.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2015 and 2014, we recorded a deferred tax expense of $19 million and $43 million, respectively, related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In third quarter 2014, a tax rate change was enacted in Chile, resulting in current tax expense of $2 million.

In fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates. This resulted in a deferred tax expense of $18 million due to recording the deferred tax asset in Peru at the lower rates.

BARRICK YEAR-END 2015	120	NOTES TO FINANCIAL STATEMENTS

12 > LOSS PER SHARE

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2015		2014
	Basic	Diluted	Basic	Diluted
Net loss	$ (3,113)	$ (3,113)	$ (2,959)	$ (2,959)
Net loss attributable to non-controlling interests	275	275	52	52
Net loss attributable to equity holders of Barrick Gold Corporation	$ (2,838)	$ (2,838)	$ (2,907)	$ (2,907)
Weighted average shares outstanding	1,165	1,165	1,165	1,165
Loss per share data attributable to the equity holders of Barrick Gold Corporation
Net loss	$ (2.44)	$ (2.44)	$ (2.50)	$ (2.50)

13 > FINANCE COSTS

For the years ended December 31	2015	2014
Interest	$ 737	$ 733
Amortization of debt issue costs	19	21
Amortization of discount (premium)	3	(1)
Loss (Gain) on interest rate hedges	2	(2)
Interest capitalized[1]	(17)	(30)
Accretion	63	75
Gain on debt extinguishment[2]	(68)	-
Total	$ 739	$ 796
[1]	For the year ended December 31, 2015, the general capitalization rate was 5.80% (2014: 5.40%).
[2]	Gain arose from partial repayment of several notes during the year (2.50% notes due 2018, 3.85% notes due 2022, 4.10% notes due 2023 and 6.95% notes due 2019).

BARRICK YEAR-END 2015	121	NOTES TO FINANCIAL STATEMENTS

14 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows - Other Items

For the years ended December 31	2015	2014

Adjustments for non-cash income statement items:
Loss on currency translation	$ 120	$ 132
RSU expense	16	8
Stock option expense (recovery)	2	(5)
Loss from investment in equity investees (note 15)	7	-
Change in estimate of rehabilitation costs at closed mines	3	83
Inventory impairment charges (note 16)	285	121
Cash flow arising from changes in:
Accounts receivable	81	(24)
Other current assets	10	(177)
Accounts payable	(35)	(329)
Other current liabilities	(148)	141
Other assets and liabilities	(237)	(284)
Settlement of rehabilitation obligations	(89)	(108)

Other net operating activities	$ 15	$ (442)

B Investing Cash Flows – Other Items

For the years ended December 31	2015	2014
Value added tax recoverable on project capital expenditures	$ -	$ (66)
Other	(17)	(26)

Other net investing activities	$ (17)	$ (92)

Investing cash flow includes payments for:
Capitalized interest (note 24)	$ 15	$ 29

C Financing Cash Flows – Other Items

For the years ended December 31	2015	2014

Gain on debt extinguishment	$ 68	$ -
Derivative settlements	-	9

Other net financing activities	$ 68	$ 9

BARRICK YEAR-END 2015	122	NOTES TO FINANCIAL STATEMENTS

15 > INVESTMENTS

Equity Accounting Method Investment Continuity

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2014	$ 27	$ -	$ -	$ -	$ 27
Funds invested	1	178	-	-	179

At December 31, 2014	$ 28	$ 178	$ -	$ -	$ 206
Funds invested	2	-	-	5	7
Transfer to equity accounting method investment	-	-	993	-	993
Loss from equity investees	-	-	(3)	(4)	(7)

At December 31, 2015	$ 30	$ 178	$ 990	$ 1	$ 1,199

Publicly traded	No	No	No	No

Summarized Equity Investee Financial Information

					Zaldívar
For the year ended December 31					2015
Revenue					$ 51

Cost of sales (excluding depreciation)					46
Depreciation					12

Loss from continuing operations before tax					$ (7)

Income tax recovery					1

Loss from continuing operations after tax					$ (6)
Other comprehensive loss					-

Total comprehensive loss					$ (6)

			Jabal Sayid		Zaldívar
For the years ended December 31			2015	2014	2015
Summarized Balance Sheet

Cash and equivalents			$ 6	$ 10	$ 17
Other current assets[1]			66	21	565

Total current assets			$ 72	$ 31	$ 582

Non-current assets			452	429	1,640

Total assets			$ 524	$ 460	$ 2,222

Current financial liabilities (excluding trade, other payables & provisions)			$ -	$ 3	$ -
Other current liabilities			12	1	145

Total current liabilities			$ 12	$ 4	$ 145

Non-current financial liabilities (excluding trade, other payables & provisions)			-	2	7
Other non-current liabilities			401	343	60

Total non-current liabilities			$ 401	$ 345	$ 67

Total liabilities			$ 413	$ 349	$ 212

Net assets			$ 111	$ 111	$ 2,010

[1]	Zaldivar other current assets include inventory of $471 million.

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP.

BARRICK YEAR-END 2015	123	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Summarized Financial Information to Carrying Value	Jabal Sayid Zaldívar
Opening net assets	$ 111	$ 2,010
Loss for the period	-	(6)
Closing net assets, December 31	$ 111	$ 2,004
Barrick’s share of net assets (50%)	55	1,002
Working capital adjustments	-	(12)
Goodwill recognition	123	-
Carrying value	$ 178	$ 990

16 > INVENTORIES

	Gold		Copper
	As at Dec. 31, 2015	As at Dec. 31, 2014	As at Dec. 31, 2015	As at Dec. 31, 2014
Raw materials
Ore in stockpiles	$ 1,912	$ 2,036	$ 48	$ 182
Ore on leach pads	292	357	-	392
Mine operating supplies	633	875	74	132
Work in process	210	245	-	7
Finished products
Gold doré	32	129	-	-
Copper cathode	-	-	-	12
Copper concentrate	-	-	8	28
Gold concentrate	10	11	-	-
	$ 3,089	$ 3,653	$ 130	$ 753
Non-current ore in stockpiles[1]	(1,494)	(1,584)	(8)	(100)
	$ 1,595	$ 2,069	$ 122	$ 653
[1] Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

For the years ended December 31			2015	2014
Inventory impairment charges[1]			$ 285	$ 121
[1]	Impairment charges in 2015 primarily relate to production costs exceeding net realizable value at Cortez, stockpile and supplies impairments at Buzwagi as well as mine operating supplies obsolescence across the sites.

BARRICK YEAR-END 2015	124	NOTES TO FINANCIAL STATEMENTS

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain and Round Mountain mines all use a heap leaching process for gold and 50% owned Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2015, the weighted average cost per recoverable ounce of gold on leach pads was $596 per ounce (2014: $687 per ounce of gold and $1.24 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2016 to 2028. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to 6 years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles
	As at Dec. 31, 2015	As at Dec. 31, 2014
Gold
Goldstrike	$ 906	$ 760
Pueblo Viejo	406	340
Porgera	77	257
Cortez	179	159
Cowal	-	176
Kalgoorlie	113	103
Buzwagi	38	69
North Mara	48	43
Lagunas Norte	80	54
Veladero	34	32
Turquoise Ridge	20	18
Other	11	25
Copper
Zaldívar	-	108
Lumwana	48	74
	$ 1,960	$ 2,218

Ore on Leach pads
	As at Dec. 31, 2015	As at Dec. 31, 2014
Gold
Veladero	$ 136	$ 149
Cortez	71	40
Bald Mountain	-	108
Round Mountain	-	21
Lagunas Norte	81	37
Pierina	4	2
Copper
Zaldívar	-	392
	$ 292	$ 749

Purchase Commitments

At December 31, 2015, we had purchase obligations for supplies and consumables of approximately $1,151 million (2014: $1,154 million).

BARRICK YEAR-END 2015	125	NOTES TO FINANCIAL STATEMENTS

17 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at Dec. 31, 2015	As at Dec. 31, 2014

Accounts receivable
Amounts due from concentrate sales	$ 76	$ 98
Amounts due from copper cathode sales	-	86
Receivable from Dominican Republic government[2]	47	109
Working capital adjustments held in escrow	20	-
Other receivables	132	125

	$ 275	$ 418

Other current assets
Derivative assets (note 24f)	$ -	$ 7
Goods and services taxes recoverable[1]	199	208
Prepaid expenses	46	62
Other	18	34

	$ 263	$ 311

[1]	Primarily includes VAT and fuel tax recoverables of $56 million in Argentina, $56 million in Tanzania, $18 million in the Dominican Republic, $44 million in Chile, and $9 million in Peru (Dec. 31, 2014: $84 million, $44 million, $33 million, $24 million and $8 million, respectively).
[2]	Amounts receivable from the Dominican Republic government primarily relate to payments made by Pueblo Viejo on behalf of the government.

18 > PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total

At January 1, 2015
Net of accumulated depreciation	$ 6,683	$ 8,264	$ 4,246	$ 19,193

Additions[4]	(20)	225	1,048	1,253
Capitalized interest	-	17	-	17
Disposals	(904)	(734)	(55)	(1,693)
Depreciation	(1,030)	(954)	-	(1,984)
Impairment charges	(1,041)	(236)	(470)	(1,747)
Transfers[5]	1,203	1,062	(2,265)	-
Assets held for sale	(207)	(344)	(54)	(605)

At December 31, 2015	$ 4,684	$ 7,300	$ 2,450	$ 14,434

At December 31, 2015

Cost	$ 13,782	$ 19,968	$ 14,734	$ 48,484
Accumulated depreciation and impairments	(9,098)	(12,668)	(12,284)	(34,050)

Net carrying amount - December 31, 2015	$ 4,684	$ 7,300	$ 2,450	$ 14,434

BARRICK YEAR-END 2015	126	NOTES TO FINANCIAL STATEMENTS

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total

At January 1, 2014
Cost	$ 13,817	$ 20,769	$ 16,602	$ 51,188
Accumulated depreciation and impairments	(7,607)	(12,218)	(9,675)	(29,500)

Net carrying amount - January 1, 2014	$ 6,210	$ 8,551	$ 6,927	$ 21,688

Additions[4]	190	301	2,048	2,539
Capitalized interest	-	2	28	30
Disposals	(36)	(15)	(523)	(574)
Depreciation	(933)	(891)	-	(1,824)
Impairment charges	(105)	(422)	(2,139)	(2,666)
Transfers[5]	1,357	738	(2,095)	-

At December 31, 2014	$ 6,683	$ 8,264	$ 4,246	$ 19,193

At December 31, 2014
Cost	$ 15,273	$ 21,803	$ 16,060	$ 53,136
Accumulated depreciation and impairments	(8,590)	(13,539)	(11,814)	(33,943)

Net carrying amount - December 31, 2014	$ 6,683	$ 8,264	$ 4,246	$ 19,193

[1]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[2]	Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
[3]	Assets subject to depreciation includes the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
[4]	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
[5]	Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

A Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2015	Carrying amount at Dec. 31, 2014

Construction-in-progress[1]	$ 529	$ 1,490
Acquired mineral resources and exploration potential	42	264
Projects
Pascua-Lama	1,287	1,910
Cerro Casale[2]	444	444
Donlin Gold	148	138

	$ 2,450	$ 4,246

[1]	Represents assets under construction at our operating mine sites.
[2]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.

B    Changes in Gold and Copper Mineral Life of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2015 was a $94 million decrease (2014: $201 million increase). The effect of changes in our LOM on amortization expense for fourth quarter 2015 was a $56 million decrease (2014: $57 million increase).

C    Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $120 million at December 31, 2015 (2014: $159 million) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. At December 31, 2015, we have operating lease commitments totaling $161 million, of which $36 million is expected to be paid within a year, $95 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

BARRICK YEAR-END 2015	127	NOTES TO FINANCIAL STATEMENTS

19 > GOODWILL AND OTHER INTANGIBLE ASSETS

A Goodwill

	Closing balance December 31, 2013	Impairments	Reallocation[1]	Disposals	Closing balance December 31, 2014
Goldstrike	$ 730	$ -	$ -	$ -	$ 730
Cortez	869	-	-	-	869
Pueblo Viejo	412	-	-	-	412
Lagnunas Norte	247	-	-	-	247
Veladero	195	-	-	-	195
North America Portfolio	758	-	(758)	-	-
Turquoise Ridge	-	-	528	-	528
Hemlo	-	-	63	-	63
Bald Mountain	-	(131)	131	-	-
Round Mountain	-	(36)	36	-	-
Australia Pacific	206	-	(206)	-	-
Kalgoorlie	-	-	71	-	71
Cowal	-	-	64	-	64
Porgera	-	-	71	-	71
Copper[2]	2,418	(316)	(2,102)	-	-
Zaldívar	-	(712)	1,888	-	1,176
Lumwana	-	(214)	214	-	-
Total	$ 5,835	$ (1,409)	$ -	$ -	$ 4,426

1 As a result of the reorganization of our operating segments in November 2014, we reallocated goodwill, which had previously been recorded in our North America Portfolio, Australia Pacific and Copper Operating Units on a relative fair value basis. The reorganized operating segments were then tested for impairment (see note 20).

2 In second quarter 2014 we reclassified Jabal Sayid to held-fo-sale pending the sale of 50% to our joint venture partner. As a result, we recorded an impairment of goodwill of $316 million.

	Opening balance January 1, 2015	Impairments	Reallocation	Disposals	Closing balance December 31, 2015
Goldstrike	$ 730	$ (730)	$ -	$ -	$ -
Cortez	869	(355)	-	-	514
Pueblo Viejo	412	(412)	-	-	-
Lagunas Norte	247	(247)	-	-	-
Veladero	195	-	-	-	195
Turquoise Ridge	528	-	-	-	528
Hemlo	63	-	-	-	63
Kalgoorlie	71	-	-	-	71
Cowal	64		-	(64)	-
Porgera	71	-	-	(71)	-
Zaldívar	1,176	(427)	-	(749)	-
Total	$ 4,426	$ (2,171)	$ -	$ (884)	$ 1,371

BARRICK YEAR-END 2015	128	NOTES TO FINANCIAL STATEMENTS

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$8,659
Accumulated impairment losses January 1, 2014	(3,708)
Impairment losses 2014	(1,409)
Impairment losses 2015	(2,171)
Accumulated impairment losses December 31, 2015	(7,288)
Net carrying amount December 31, 2015	$1,371

B Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total

Opening balance January 1, 2014	$ 116	$ 16	$ 20	$ 168	$ 320
Additions	-	-	-	-	-

Amortization and impairment losses	-	(2)	(3)	(7)	(12)
Closing balance December 31, 2014	$ 116	$ 14	$ 17	$ 161	$ 308
Additions	-	-	-	-	-
Disposals	(29)	-	-	(5)	(34)
Amortization and impairment losses	-	(2)	(1)	-	(3)
Closing balance December 31, 2015	$ 87	$ 12	$ 16	$ 156	$ 271
Cost	$ 116	$ 17	$ 39	$ 467	$ 639

Accumulated amortization and impairment losses	-	(3)	(22)	(306)	(331)
Net carrying amount December 31, 2014	$ 116	$ 14	$ 17	$ 161	$ 308
Cost	$ 116	$ 17	$ 39	$ 283	$ 455
Disposals	(29)	-	-	(5)	(34)
Accumulated amortization and impairment losses	-	(5)	(23)	(122)	(150)
Net carrying amount December 31, 2015	$ 87	$ 12	$ 16	$ 156	$ 271
[1]	Relates to water rights in South America, which are subject to annual impairment testing and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]	Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences (note 2m(i)). See note 20 for details of impairment charges recorded against exploration assets.

BARRICK YEAR-END 2015	129	NOTES TO FINANCIAL STATEMENTS

20 > IMPAIRMENT OF GOODWILL AND NON-CURRENT ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable.

When there is an indicator of impairment of non-current assets within an operating segment consisting of a CGU that does not contain goodwill, we test the non-current assets for impairment and recognize any impairment loss on the non-current assets. When there is an indicator of impairment of non-current assets within an operating segment that contains goodwill, we test the non-current assets for impairment first and recognize any impairment loss on goodwill first and then any remaining impairment loss is applied against the non-current assets.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment for goodwill testing purposes has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The recoverable amount for non-current asset testing is calculated using the same approach as for goodwill; however, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. A CGU is generally an individual operating mine or development project.

Summary of impairments (reversals)

For the year ended December 31, 2015, we recorded impairment losses of $1.7 billion (2014: $2.7 billion) for non-current assets and $2.2 billion (2014: $1.4 billion) for goodwill, as summarized in the following table:

For the years ended December 31	2015	2014
Pueblo Viejo	$1,112	$ (9)
Pascua-Lama	399	382
Bald Mountain/Round Mountain[1]	81	-
Buzwagi	37	-
Lagunas Norte	36	-
Oil Royalty	36	-
Cortez	2	46
Cerro Casale	-	1,476
Lumwana	-	720
Jabal Sayid	-	198
Other Investments	-	18
Exploration (Tusker, Kainantu, Saudi Licenses)	-	7
Porgera	-	(160)
Other	23	19
Total non-current asset impairment losses	$ 1,726	$ 2,697
Goldstrike	$730	$-
Zaldívar	427	712
Pueblo Viejo	412	-
Cortez	355	-
Lagunas Norte	247	-
Jabal Sayid	-	316
Lumwana	-	214
Bald Mountain	-	131
Round Mountain	-	36
Total goodwill impairment losses	$ 2,171	$ 1,409
Total impairment losses	$3,897	$ 4,106
[1]	As discussed in note 4c, we have disposed of Bald Mountain and Round Mountain in a single transaction. Accordingly, the impairment loss has been calculated together.

BARRICK YEAR-END 2015	130	NOTES TO FINANCIAL STATEMENTS

2015 Indicators of Impairment

Fourth Quarter 2015

In fourth quarter 2015, as per our policy, we performed our annual goodwill impairment test. Primarily as a result of the lower gold price assumptions used in this year’s test which are consistent with current market conditions, we identified that the carrying values of our Pueblo Viejo, Goldstrike, Cortez and Lagunas Norte mines exceeded their FVLCD. At Pueblo Viejo, a goodwill impairment loss of $412 million and a non-current asset impairment loss of $1,101 million was recorded and the recoverable amount after the impairment, based on the mine’s FVLCD, was $3.2 billion (100% basis). At Goldstrike, a goodwill impairment loss of $730 million was recorded and the recoverable amount after the impairment, based on the mine’s FVLCD, was $2.7 billion. At Cortez, a goodwill impairment loss of $355 million was recorded and the recoverable amount after the impairment, based on the mine’s FVLCD, was $3.4 billion. At Lagunas Norte, a goodwill impairment loss of $247 million and a non-current asset impairment loss of $36 million was recorded and the recoverable amount after the impairment, based on the mine’s FVLCD, was $480 million. Refer to note 19 for our remaining goodwill balances.

As at December 31, 2015, all of the assets and liabilities of Bald Mountain and Round Mountain were classified as held-for-sale. As the agreed selling price is lower than previously recognized carrying values, we recorded a non-current asset impairment loss of $81 million.

Throughout fourth quarter 2015, the trading price of the Company’s shares declined such that the carrying value of our net assets exceeded our market capitalization. We have determined that this is an indicator of impairment and tested the remaining assets that were not included in the annual goodwill impairment test. As a result, we determined two additional impairments. At our Pascua-Lama project, we recorded an impairment loss of $404 million (net of a $46 million reversal related to a specific PP&E asset). The recoverable amount after the impairment, based on the project’s FVLCD, was $810 million. At our Buzwagi mine in Tanzania (part of our Acacia subsidiary), we recorded a non-current asset impairment loss of $37 million. The recoverable amount after the impairment, based on the mine’s FVLCD, was $81 million (100% basis).

We evaluated the FVLCD of an oil royalty that we received as part of the consideration for one of the Barrick Energy dispositions in 2013 and concluded that due to the significant decline in current oil prices in fourth quarter 2015 and the corresponding constraints on capital investment in the oil industry, its carrying value was not recoverable. We recorded an impairment of $36 million and reduced its carrying value to nil.

Third Quarter 2015

In July 2015, the Zambian government passed legislation that amended the country’s mining tax regime. This was an indicator of potential reversal of previous impairments recorded on our Lumwana mine in fourth quarter 2014. In third quarter 2015, we evaluated the FVLCD and concluded that, based on the current mine plan, lower short-term copper prices and a higher observable discount rate offset the lower royalty rate. Therefore no reversal of impairment was required at that time.

As at September 30, 2015, all of the assets and liabilities of Zaldívar were classified as held-for-sale as the transaction will result in a loss of control. The agreed selling price was lower than our previous assessment of FVLCD due to lower short-term copper prices, the impact of 10 months’ worth of production on the fair value and an increase in observable discount rates. For the year ended December 31, 2015 we recorded a goodwill impairment loss of $427 million as a result of this transaction.

In third quarter 2015, a net reversal of $16 million was recognized relating to the termination of contracts of certain leased assets at Pascua-Lama that had previously been impaired. They are now carried at their expected realizable value.

Second Quarter 2015

In second quarter 2015, we determined that we expect to sell the Monte Rio power asset at our Pueblo Viejo mine. Power supply to Pueblo Viejo is not impacted by this disposition. In third quarter 2015, we entered into an agreement to sell the asset and recorded a partial reversal of this impairment based on the agreed upon sales price. For the year ended December 31, 2015, we recorded an impairment loss of $11 million to reduce its carrying value down to its net realizable value.

2014 Indicators of Impairment

In second quarter 2014, our Jabal Sayid project in Saudi Arabia met the criteria as an asset held-for-sale. Accordingly, we were required to allocate goodwill from the Copper Operating Unit to Jabal Sayid and test the Jabal Sayid group of assets for impairment. We determined that the carrying value exceeded the FVLCD, and consequently recorded $514 million in impairment charges, including the full amount of goodwill allocated on a relative fair value basis, of $316 million. The recoverable amount after the impairment, based on FVLCD, was $560 million. In fourth quarter

BARRICK YEAR-END 2015	131	NOTES TO FINANCIAL STATEMENTS

2014, we closed a transaction to sell a 50 percent interest of Jabal Sayid for cash proceeds of $216 million.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012, and therefore we recognized an impairment reversal of $9 million. This transaction closed on September 30, 2014.

In fourth quarter 2014, as described in note 19, we reorganized our internal management reporting structure. As a result, the goodwill attributable to our former North America Portfolio, Australia Pacific and Copper segments was allocated to the individual CGUs within those operating segments on a relative fair value basis. The allocation of goodwill to the carrying value of our Bald Mountain and Round Mountain CGUs resulted in their carrying values exceeding their FVLCD and, as a result, we recorded goodwill impairment losses of $131 million and $36 million, respectively. The recoverable amounts after the impairment of Bald Mountain and Round Mountain, based on FVLCD, were $482 million and $131 million, respectively.

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty rate the Company was paying has a significant negative impact on the expected future cash flows of our Lumwana mine and was considered an indicator of impairment. As a result, we conducted an impairment test and as a result of the new royalty rate along with the decrease in our copper price assumptions, recorded $930 million in impairment charges, including the full amount of goodwill of $214 million allocated to Lumwana as a result of the change in segments (see note 19). The recoverable amount after the impairment, based on FVLCD, was $300 million.

Our Zaldívar mine experienced a significant decrease in the estimated FVLCD of the mine, primarily as a result of the decrease in fourth quarter 2014 of our forecast of the long-term copper price and, to a lesser extent, as a result of the final assessment of the tax rate increase in Chile. Accordingly, we recorded a goodwill impairment loss of $712 million on this CGU. The recoverable amount after the impairment, based on FVLCD, was $2,411 million.

In November 2014, we completed a strategy optimization study for our Cerro Casale project with the goal of identifying a development model that would improve the project economics and risk by reducing the upfront capital requirements in order to generate a higher return on our investment. The study was unable to identify an alternative that provided an overall rate of return above our hurdle rate for a project of this size and complexity. As a result, the budget for 2015 for the project was significantly reduced, with the 2015 budget focused on preserving the optionality of the project. We will continue activities to protect the asset and assess alternative ways to develop the project in a more economic manner; however, management’s expectation of achieving a suitable rate of return in the metal price environment has been diminished. The foregoing developments were deemed to be indicators of impairment, and as a result, we assessed the recoverable amount of the project and have recorded an impairment loss on the project of $1,467 million. The recoverable amount after the impairment, based on the project’s estimated FVLCD, was $500 million (100% basis).

In December 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of the Environmental Court Decision on Pascua-Lama on procedural grounds (see note 35). As a result, the Superintendencia del Medio Ambiente (“SMA”) will now re-evaluate the resolution. Although we cannot reasonably predict the outcome of the resolution, this risk, in combination with the decrease in our long-term silver price assumption in fourth quarter 2014 due to declining market prices, and the continued uncertainty about the timing, cost and permitting of the project, were deemed to be indicators of impairment. As a result, we assessed the recoverable amount of the project and have recorded an impairment loss on Pascua-Lama of $382 million. The recoverable amount after the impairment, based on the project’s estimated FVLCD, was $1,200 million, which is equal to the project’s carrying value at the start of the year.

At our Porgera mine in Papua New Guinea, we have revised our LOM plan to include a portion of the open pit resources that were removed from the plan in the prior year. In 2013, we did not have a feasible plan to access the open pit reserves due to technical and financial issues with respect to the west wall of the open pit. In 2014, management resolved these technical issues and developed an optimized mine plan to sequence the west wall cutback in an economical manner. As a result, management was able to bring a significant portion of the ounces from the open pit back into the LOM plan. The new plan resulted in an increase

BARRICK YEAR-END 2015	132	NOTES TO FINANCIAL STATEMENTS

in the estimated mine life from 8 to 12 years, and an increase in the estimated FVLCD of the mine, which has resulted in a partial reversal of a previous impairment loss of $160 million. The recoverable amount after the impairment reversal, based on FVLCD, was $600 million.

The annual update to the LOM plan at Cortez resulted in a cessation of mining in one of the open pits at the mine. This was identified as an indicator of impairment, resulting in the impairment of assets specifically related to this pit of $46 million.

Key assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, evidence of value from current year disposals and for our projects the expected start of production. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold

For the gold segments, excluding Pascua-Lama and Cerro Casale, FVLCD for each of the CGUs was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans excludes a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Pascua-Lama and Cerro Casale

The FVLCD for Pascua-Lama and Cerro Casale was determined by considering observable market values for comparable assets expressed as dollar per ounce and dollar per pound of proven and probable reserves (level 3 of the fair value hierarchy). We used the market approach as the LOMs for Pascua-Lama and Cerro Casale have significant uncertainty with respect to the estimated timeline for the project and the estimated remaining construction costs. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

Copper

For our copper operating segments, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans (level 3 of the fair value hierarchy). Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine were discounted using a WACC depending on the location and market risk factors for each mine.

Our gold price assumptions used in our 2015 impairment testing are 2016: $1,000, 2017: $1,100 and 2018+: $1,200. In fourth quarter 2015, market consensus prices ranged from $1,000 to $1,250 in the short term and $800 to $1,300 in the long term. Consequently, our gold price assumptions are consistent with the assumptions a market participant would use to value a gold mining property. In 2014, impairment test gold prices were $1,250 for 2015-2016 and $1,300 for 2017 onwards. The other key assumptions used in our impairment testing are summarized in the table below:

BARRICK YEAR-END 2015	133	NOTES TO FINANCIAL STATEMENTS

	2015	2014
Silver price per oz (long-term)	$19	$21
Copper price per lb (long-term)	$3.00	$3.00
WACC - gold (range)	3% - 8%	3% - 8%
WACC - gold (avg)	4%	5%
WACC - copper (range)	7%	7% - 9%
WACC - copper (avg)	7%	7%
NAV multiple - gold (avg)	1.1	1.1
LOM years - gold (avg)[1]	18	12
Value per ounce of gold[2]	$45 - $70	$45 - $80
Value per ounce of silver[2]	$0.71 - $1.11	$0.73 - $1.29
Value per pound of copper[2]	$0.03 - $0.04	$0.05 - $0.06
[1]	The average LOM years is longer in 2015 as a result of the disposition of some of our shorter life mines and extensions in mine life of some of our remaining assets
[2]	The value per ounce/pound used is dependent on the characteristics of the property being valued

Sensitivities

Should there be a significant decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on the gold price, which is the key assumption that impacts the impairment calculations. We assumed a $100 per ounce change in our gold price assumptions, while holding all other assumptions constant, to determine the impact on impairment losses recorded, and whether any additional operating segments would be impacted. We note that this sensitivity identifies the key assets where the increase/decrease in the sales price, in isolation, could cause the carrying value of our operating segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test. The results of this analysis are as follows:

		Impairment based on
Operating Segment	Impairment Recorded	Gold price + $100	Gold price - $100
Pueblo Viejo
Goodwill	$412	$-	$412
Non-current assets	1,101	-	2,519
Lagunas Norte
Goodwill	247	65	247
Non-current assets	36	-	321
Goldstrike
Goodwill	730	-	730
Non-current assets	-	-	1,088
Cortez
Goodwill	355	-	869
Non-current assets	-	-	735
Buzwagi non-current assets	37	25	42
Veladero goodwill	-	-	112
Turquoise Ridge goodwill	-	-	316

We also performed a sensitivity analysis on our WACC, which is another key input that impacts the impairment calculations. We assumed a +/-10% change on the WACC, while holding all other assumptions constant, to determine the impact on impairment losses recorded, and whether any additional operating segments would be impacted. The results of this analysis are as follows:

		Impairment based on
Operating Segment	Impairment Recorded	WACC +10%	WACC -10%
Pueblo Viejo
Goodwill	$412	$412	$412
Non-current assets	1,101	1,333	843
Lagunas Norte
Goodwill	247	247	247
Non-current assets	36	51	-
Buzwagi non-current assets	37	37	37
Goldstrike goodwill	730	730	647
Cortez goodwill	355	447	-

In addition, for our Cerro Casale and Pascua-Lama projects, we have determined our valuation based on a market approach. The key assumption that impacts the impairment calculations, should there be an indication of impairment for these CGUs, is the value per ounce of gold and per pound of copper based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold, silver and copper value per unit, while holding all other assumptions constant, and based on the results of the impairment testing performed in fourth quarter 2015 for Cerro Casale and Pascua-Lama, the fair value of the CGUs would have been reduced from $500 million to $450 million and $810 million to $730 million, respectively. We note that this sensitivity identifies the

BARRICK YEAR-END 2015	134	NOTES TO FINANCIAL STATEMENTS

decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Cerro Casale and Pascua-Lama, this value decrease is linear to the decrease in value per ounce/pound.

Based on the results of the impairment test performed in fourth quarter 2015, the carrying value of the CGUs that are most sensitive to the change in sales prices used in the annual test are:

As at December 31, 2015	Carrying value
Pueblo Viejo[2]	$3,729
Cortez[1,2]	3,304
Goldstrike[2]	2,610
Turquoise Ridge[1]	1,140
Veladero[1]	1,084
Pascua-Lama[2]	742
Cerro Casale	511
Lagunas Norte[2]	465
Lumwana	351
Buzwagi[2]	81
[1]	Carrying value includes goodwill.
[2]	These CGUs have been impaired in 2015 and therefore their fair value approximates carrying value.

21 > OTHER ASSETS

	As at Dec. 31, 2015	As at Dec. 31, 2014
Derivative assets (note 24f)	$ 1	$ 2
Goods and services taxes recoverable[1]	397	565

Notes receivable	105	112
Due from joint venture[2]	186	164
Restricted cash[3]	91	59
Prepayments	60	64
Other nvestments	8	35
Other	175	237
	$ 1,023	$ 1,238
[1]

Includes VAT and fuel tax receivables of $308 million in Argentina, $52 million in Tanzania and $37 million in Chile (Dec. 31, 2014: $461 million, $62 million and $42 million, respectively). The VAT in Argentina is recoverable once Pascua-Lama enters production.

[2]	Primarily represents the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.
[3]	Represents cash balance at Pueblo Viejo that is contractually restricted to the disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

22 > ACCOUNTS PAYABLE

	As at Dec. 31, 2015	As at Dec. 31, 2014
Accounts payable	$ 736	$ 974
Accruals	422	679
	$ 1,158	$ 1,653

23 > OTHER CURRENT LIABILITIES

	As at Dec. 31, 2015	As at Dec. 31, 2014
Provision for environmental rehabilitation (note 26b)	$ 62	$ 109
Derivative liabilities (note 24f)	160	158
Deposit on gold and silver streaming agreement	36	-
Restricted stock units (note 33b)	21	15
Deposit on silver sale agreements	22	40
Other	36	95
	$ 337	$ 417

BARRICK YEAR-END 2015	135	NOTES TO FINANCIAL STATEMENTS

24 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 17); investments (note 15); restricted share units (note 33b).

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at Dec. 31, 2015	As at Dec. 31, 2014
Cash deposits	$ 1,370	$ 967
Term deposits	313	630
Money market investments	772	1,102
	$ 2,455	$ 2,699

Of total cash and cash equivalents as of December 31, 2015, $621 million (2014: $614 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company. In addition, $62 million (2014: $242 million) of cash and equivalents is held in subsidiaries where we have determined the cash is reinvested for the foreseeable future for the calculation of deferred income tax. This cash can be repatriated; however, there would be a tax cost of doing so, which has not yet been recognized in these financial statements.

B Long-Term Debt1

	2015
	At Dec. 31	Proceeds	Repayments	Amortization and other[2]	At Jan. 1
2.9%/4.4%/5.7% notes[3,9]	$ 2,182	$ -	$ (229)	$ 2	$ 2,409
3.85%/5.25% notes	1,077	-	(913)	7	1,983
5.80% notes[4,9]	395	-	-	-	395
5.75%/6.35% notes5,[9]	592	-	(264)	1	855
Other fixed rate notes[6,9]	2,451	-	(275)	6	2,720
Project financing	646	-	(211)	7	850
Capital leases[7]	153	-	(189)	(12)	354
Other debt obligations	654	9	(149)	-	794
2.5%/4.10%/5.75% notes[8,9]	1,690	-	(898)	9	2,579
Acacia Credit Facility[10]	128	-	(14)	-	142
	$ 9,968	$ 9	$ (3,142)	$ 20	$ 13,081
Less: current portion[11]	(203)	-	-	-	(333)
	$9,765	$ 9	$ (3,142)	$ 20	$ 12,748

BARRICK YEAR-END 2015	136	NOTES TO FINANCIAL STATEMENTS

	2014
	At Dec. 31	Proceeds	Repayments	Amortization and other[2]	At Jan. 1
2.9%/4.4%/5.7% notes[3,9]	$ 2,409	$ -	$ -	$ 3	$ 2,406
3.85%/5.25% notes	1,983	-	-	-	1,983
5.80% notes[4,9]	395	-	-	-	395
5.75%/6.35% notes[5,9]	855	-	-	-	855
Other fixed rate notes[6,9]	2,720	-	-	8	2,712
Project financing	850	-	(102)	11	941
Capital leases[7]	354	133	(46)	27	240
Other debt obligations	794	8	(40)	(3)	829
2.5%/4.10%/5.75% notes[8,9]	2,579	-	-	2	2,577
Acacia Credit Facility[10]	142	-	-	-	142
	$ 13,081	$ 141	$ (188)	$ 48	$ 13,080
Less: current portion[11]	(333)	-	-	-	(179)
	$12,748	$ 141	$ (188)	$ 48	$ 12,901
[1]	The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
[2]	Amortization of debt premium/discount and increases (decreases) in capital leases.
[3]	Consists of $2.2 billion (2014: $2.4 billion) in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $1.35 billion of BNAF notes due 2021 and $850 million of BNAF notes due 2041.
[4]	Consists of $400 million (2014: $400 million) of 5.80% notes which mature in 2034.
[5]	Consists of $600 million (2014: $864 million) of 6.35% notes which mature in 2036.
[6]	Consists of $2.5 billion (2014: $2.8 billion) in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $500 million of BNAF notes due 2018, $475 million (2014: $750 million) of BGC notes due 2019, $400 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039.
[7]	Consists primarily of capital leases at Pascua-Lama, $57 million and Lagunas Norte, $88 million (2014: $199 million and $123 million, respectively).
[8]	Consists of $1.7 billion (2014: $2.6 billion) in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $123 million (2014: $252 million) of BGC notes due 2018, $731 million (2014: $1.5 billion) of BGC notes due 2023 and $850 million of BNAF notes due 2043.
[9]	We provide an unconditional and irrevocable guarantee on all Barrick North America Finance LLC (“BNAF”), Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.
[1][0]	Consists of an export credit backed term loan facility.
[11]	The current portion of long-term debt consists of project financing ($89 million; 2014: $98 million), other debt obligations ($45 million; 2014: $150 million), capital leases ($41 million; 2014: $71 million) and Acacia credit facility ($28 million; 2014: $14 million).

1.75%/2.9%/4.4%/5.7% notes

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During 2013, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million of the $1.1 billion of 2.9% notes. During 2015, the remainder ($229 million) of the $1.1 billion of 2.9% notes was repaid.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and rank equally with our other

BARRICK YEAR-END 2015	137	NOTES TO FINANCIAL STATEMENTS

unsecured, unsubordinated obligations. During 2015, $275 million was repaid.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

During 2013, the entire balance ($500 million) of the 5-year notes with a coupon rate of 6.125% that was due in September 2013 was repaid.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing was non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. On February 17, 2015, we received notification that the completion tests have been met, resulting in termination of the guarantees. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount was divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 3.86% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12.

We have drawn the entire $1.035 billion to date. During the year, $211 million of loans was repaid. The remaining principal balance under the Pueblo Viejo Financing Agreement is $677 million.

Refinancing of the Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “Credit Facility”, previously referred to as the “2012 Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $4.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of LIBOR plus 2.00% on drawn amounts, and a commitment rate of 0.35% on undrawn amounts. In December 2015, $3.61 billion of the $4 billion credit facility was extended from January 2020 to January 2021. The remaining $390 million currently terminates in January 2020. The 2012 Credit Facility is undrawn as at December 31, 2015.

2.50%/4.10%/5.75% notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary Barrick North America Finance LLC consisting of $650 million of 2.50% notes that mature in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes issued by BNAF that mature in 2043. $2.0 billion of the net proceeds from this offering were used to repay existing indebtedness under our $4 billion revolving credit facility. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

During 2013, $398 million of the $650 million 2.50% notes were repaid. During 2015, $769 million of 4.1% notes and $129 million of 2.5% notes were repaid.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of US$142 million. The Facility was put in place to fund a substantial portion of the construction costs of the new CIL circuit at the process plant at the Bulyanhulu Project (the “Project”). The Facility is collateralized by the Project, has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. The interest rate has been fixed at an effective rate of 3.6% through the use of an interest rate swap. At December 31, 2014, the full value of the Facility was drawn and in 2015, $14 million was repaid.

BARRICK YEAR-END 2015	138	NOTES TO FINANCIAL STATEMENTS

Interest

	2015		2014

For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
2.9%/4.4%/5.7% notes	$ 120	5.12%	$ 118	4.84%
3.85%/5.25% notes	86	4.65%	89	4.44%
5.80% notes	23	5.87%	23	5.87%
5.75%/6.35% notes	66	8.73%	54	6.25%
Other fixed rate notes	177	6.59%	179	6.50%
Project financing	41	5.46%	47	5.09%
Capital leases	11	4.45%	13	3.51%
Other debt obligations	41	6.08%	46	5.97%
2.5%/4.10%/5.75% notes	118	4.73%	120	4.59%
Acacia credit facility	5	3.59%	4	2.80%
Deposits on silver contracts (note 28)	61	8.40%	57	8.32%
Deposits on gold and silver streaming (note 28)	9	6.15%	-	N/A
Accretion	63		75
Other interest	3		1
Gain on debt extinguishment	(68)		-
	$ 756		$ 826
Less: interest capitalized	(17)		(30)
	$ 739		$ 796
[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

BARRICK YEAR-END 2015	139	NOTES TO FINANCIAL STATEMENTS

  Scheduled Debt Repayments1

	Issuer	Maturity Year	2016	2017	2018	2019	2020	2021 and thereafter	Total
2.50% notes	BGC	2018	$ -	$ -	$ 123	$ -	$ -	$ -	$ 123
6.80% notes[3]	BNAF	2018	-	-	500	-	-	-	500
6.95% notes[3]	BGC	2019	-	-	-	475	-	-	475
4.95% notes[3]	BPDAF	2020	-	-	-	-	400	-	400
7.31% notes[2]	BGC	2021	-	-	-	-	-	7	7
4.40% notes	BNAF	2021	-	-	-	-	-	1,350	1,350
3.85% notes	BGC	2022	-	-	-	-	-	337	337
4.10% notes	BGC	2023	-	-	-	-	-	731	731
7.73% notes[2]	BGC	2025	-	-	-	-	-	7	7
7.70% notes[2]	BGC	2025	-	-	-	-	-	5	5
7.37% notes[2]	BGC	2026	-	-	-	-	-	32	32
8.05% notes[2]	BGC	2026	-	-	-	-	-	15	15
6.38% notes[2]	BGC	2033	-	-	-	-	-	200	200
5.80% notes	BGC	2034	-	-	-	-	-	200	200
5.80% notes	BGFC	2034	-	-	-	-	-	200	200
6.45% notes[2]	BGC	2035	-	-	-	-	-	300	300
6.35% notes	BHMC	2036	-	-	-	-	-	600	600
7.50% notes[3]	BNAF	2038	-	-	-	-	-	250	250
5.95% notes[3]	BPDAF	2039	-	-	-	-	-	850	850
5.70% notes	BNAF	2041	-	-	-	-	-	850	850
5.25% notes	BGC	2042	-	-	-	-	-	750	750
5.75% notes	BNAF	2043	-	-	-	-	-	850	850
Other debt obligations[2]			45	5	4	1	-	-	55
Project financing			89	89	89	89	89	232	677
Acacia credit facility			28	29	28	29	14	-	128
			$ 162	$ 123	$ 744	$ 594	$ 503	$ 7,766	$ 9,892
Minimum annual payments under capital leases			$ 41	$ 37	$ 30	$ 16	$ 9	$ 20	$ 153

[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
[2]	Included in Other debt obligations in the Long-Term Debt table.
[3]	Included in Other fixed rate notes in the Long-Term Debt table.

BARRICK YEAR-END 2015	140	NOTES TO FINANCIAL STATEMENTS

C    Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item		Impacted by
●	Sales	●	Prices of gold, silver and copper
	¡ By-product credits		¡	Prices of silver, copper and gold
●	Cost of sales
	¡ Consumption of diesel fuel, propane, natural gas, and electricity		¡	Prices of diesel fuel, propane, natural gas, and electricity
	¡ Non-US dollar expenditures		¡	Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR, PGK, TZS, ZAR, and ZMW
●	General and administration, exploration and evaluation costs	●	Currency exchange rates – US dollar versus A$, ARS, C$, CLP, GBP, PGK, TZS, ZAR, and ZMW
●	Capital expenditures
	¡ Non-US dollar capital expenditures		¡	Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR, GBP, PGK, and ZAR
	¡ Consumption of steel		¡	Price of steel
●	Interest earned on cash and equivalents	●	US dollar interest rates
●	Interest paid on fixed-rate borrowings	●	US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.

BARRICK YEAR-END 2015	141	NOTES TO FINANCIAL STATEMENTS

  D Summary of Derivatives at December 31, 2015

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Non-Hedge	Fair value (USD)
US dollar interest rate contracts (US$ millions)
Total receive - float swap positions	$ 28	$ 57	$ 43	$ 128	$ 128	$ -	$ 1
Currency contracts
A$:US$ contracts (A$ millions)	87	-	-	87	85	2	(36)
Commodity contracts
Fuel contracts (thousands of barrels)[1]	2,933	3,173	-	6,106	4,988	1,118	(228)

1 Fuel contracts represent a combination of WTI swaps and BRENT options. These derivatives hedge physical supply contracts based on the price of fuel across our operating mine sites plus a spread. WTI represents West Texas Intermediate and BRENT represents Brent Crude Oil.

  Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Balance Sheet Classification	Fair Value as at Dec. 31, 2015	Fair Value as at Dec. 31, 2014	Balance Sheet Classification	Fair Value as at Dec. 31, 2015	Fair Value as at Dec. 31, 2014
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 1	$ 2	Other liabilities	$ -	$ 1
Currency contracts	Other assets	-	-	Other liabilities	16	71
Commodity contracts[1]	Other assets	-	-	Other liabilities	190	-
Total derivatives classified as hedging instruments		$ 1	$ 2		$ 206	$ 72

Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$ -	$ -	Other liabilities	$ -	$ -
Currency contracts	Other assets	-	4	Other liabilities	20	30
Commodity contracts	Other assets	-	3	Other liabilities	38	185
Total derivatives not designated as hedging instruments		$ -	$ 7		$ 58	$ 215
Total derivatives		$ 1	$ 9		$ 264	$ 287
[1]	The majority of our fuel contracts are now being designated as hedging instruments as a result of adoption of IFRS 9. These contracts did not qualify for hedge accounting prior to January 1, 2015.

BARRICK YEAR-END 2015	142	NOTES TO FINANCIAL STATEMENTS

As of December 31, 2015, we had 19 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. We have one counterparty with which we hold a net asset position of $0.2 million, and 18 counterparties with which we are in a net liability position, for a total net liability of $263 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

US Dollar Interest Rate Contracts

Fair Value Hedges

During 2014, we closed out $400 million of pay-variable receive-fixed swap positions which were used to hedge the fair value of a portion of our long-term fixed-rate debt.

Cash Flow Hedges

At December 31, 2015, Acacia has $128 million of pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the Financing agreement.

Currency Contracts

Cash Flow Hedges

During the year, no currency contracts have been designated against forecasted non-US dollar denominated expenditures. In total, we have A$85 million designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next year. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During 2014, we sold back and effectively closed out approximately C$149 million of our Canadian dollar option contracts as a loss mitigation strategy. We crystallized losses of approximately $1 million, which were recognized in the consolidated statement of income based on the original hedge contract maturity dates. At December 31, 2015, none of these losses remain crystallized in OCI.

During 2013, we sold back and effectively closed out approximately A$990 million of our Australian dollar forward contracts as a loss mitigation strategy. No cash settlement occurred and payments will net at maturity (2014-2016). Including Australian dollar contracts closed out in 2012, $14 million of losses remain crystalized in OCI at December 31, 2015.

Non-hedge Derivatives

The non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we did not write any currency options. As a result, there are no outstanding notional amounts to report at December 31, 2015.

BARRICK YEAR-END 2015	143	NOTES TO FINANCIAL STATEMENTS

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

During the year, 8,040 thousand barrels of WTI were designated against forecasted fuel consumption at our mines, some of which are hedges which matured within the year. These contracts are now being designated as hedging instruments as a result of adopting IFRS 9 and did not qualify for hedge accounting prior to January 1, 2015. In total, we have 4,988 thousand barrels of WTI designated as cash flow hedges of our exposure to forecasted fuel purchases at our mines.

Non-hedge Derivatives

During the year, we entered into a contract to purchase 294 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis we have 466 thousand barrels of Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines.

During the year, we did not write any fuel options. As a result, there are no outstanding notional amounts to report at December 31, 2015.

Metals Contracts

Cash Flow Hedges

During 2013, we purchased 251 million pounds of copper collars for 2014 which matured evenly throughout 2014. These contracts contained purchased put and sold call options with weighted average strike prices of $3.00/lb and $3.75/lb, respectively. At December 31, 2014, there are no remaining positions classified as cash flow hedges or economic hedges of our Zaldívar mine. Previously, these contracts were designated as cash flow hedges, with the effective portion of the hedge recognized in OCI and the ineffective portion, together with the changes in time value, recognized in non-hedge derivative gains (losses). Provided that the spot copper price remained within the collar band, any unrealized gain (loss) on the collar was attributable to time value.

During 2014, we recorded unrealized losses on our copper collars of $6 million to changes in time value. This was included in current period earnings as losses on non-hedge derivative activities. Gains and losses from hedge ineffectiveness and time value of options, which are generally excluded, are recognized in the consolidated statement of income as gains on non-hedge derivatives.

During 2013, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $16 million remaining crystallized in OCI at December 31, 2015, to be recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives.

Non-Hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold sales. During the year, we did not write any metal options. As a result, there are no outstanding notional amounts to report at December 31, 2015.

BARRICK YEAR-END 2015	144	NOTES TO FINANCIAL STATEMENTS

    Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity price hedges			Currency hedges			Interest rate hedges

	Gold/Silver[1]	Copper	Fuel	Operating costs	General and administrative costs	Capital expenditures	Long- term debt	Total

At January 1, 2014	$ 18	$ -	$ (4)	$ 53	$ (2)	$ -	$ (26)	$ 39
Effective portion of change in fair value of hedging instruments	-	2	-	(44)	3	-	(2)	(41)

Transfers to earnings:

On recording hedged items in earnings/PP&E1	-	(2)	4	(93)	(4)	-	3	(92)
Hedge ineffectiveness due to changes in original forecasted transaction	-	-	-	5	-	-	-	5

At December 31, 2014	$ 18	$ -	$ -	$ (79)	$ (3)	$ -	$ (25)	$ (89)

Impact of adopting IFRS 9 on January 1, 2015	-	-	-	(5)	-	-	-	(5)
Effective portion of change in fair value of hedging instruments	-	-	(135)	(27)	(14)	(2)	1	(177)
Transfers to earnings:

On recording hedged items in earnings/PP&E1	(4)	-	19	70	17	2	2	106
Hedge ineffectiveness due to changes in original forecasted transaction	-	-	14	11	-	-	-	25

At December 31, 2015	$ 14	$ -	$ (102)	$ (30)	$ -	$ -	$ (22)	$ (140)

Hedge gains/losses classified within	Gold/Silver sales	Copper sales	Cost of sales	Cost of sales	General and administrative costs	Property, plant, and equipment	Interest expense	Total

Portion of hedge gain (loss) expected to affect 2016 earnings[2]	$ 4	$ -	$ (43)	$ (30)	$ -	$ -	$ (3)	$ (72)

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
[2]	Based on the fair value of hedge contracts at December 31, 2015.

    Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2015	2014		2015	2014		2015	2014

Interest rate contracts	$ 1	$ (2)	Finance income/finance costs	$ (2)	$ (3)	Gain (loss) on non-hedge derivatives	$ -	$ -

Foreign exchange contracts	(43)	(41)	Cost of sales/general and administrative costs/PP&E	(89)	97	Gain (loss) on non-hedge derivatives	(11)	(4)

Commodity contracts	(135)	2	Revenue/cost of sales	(15)	(2)	Gain (loss) on non-hedge derivatives	(14)	(6)

Total	$ (177)	$(41)		$ (106)	$ 92		$ (25)	$ (10)

BARRICK YEAR-END 2015	145	NOTES TO FINANCIAL STATEMENTS

E Gains (Losses) on Non-hedge Derivatives
For the years ended December 31	2015	2014

Commodity contracts
Gold	$ -	$1
Silver	5	-
Copper	-	3
Fuel	(10)	(181)
Currency contracts	(8)	(8)
Interest rate contracts	-	2
	$ (13)	$ (183)

Gains (losses) attributable to copper option collar hedges[1]	$ -	$ (6)
Gains (losses) attributable to currency option collar hedges[1]	-	1
Hedge ineffectiveness	(25)	(5)
	$ (25)	$ (10)
	$ (38)	$ (193)
[1]	Represents unrealized gains (losses) attributable to changes in time value of the collars, which were excluded from the hedge effectiveness assessment in 2014.

    F  Derivative Assets and Liabilities

	2015	2014
At January 1	$ (278)	$ (59)
Derivatives cash (inflow) outflow
Operating activities	211	14
Financing activities	-	(9)
Change in fair value of:
Non-hedge derivatives	(13)	(183)
Cash flow hedges:
Effective portion	(177)	(41)
Ineffective portion	25	5
Excluded from effectiveness changes	(31)	(5)
At December 31	$ (263)	$ (278)
Classification:
Other current assets	$ -	$ 7
Other long-term assets	1	2
Other current liabilities	(160)	(158)
Other long-term obligations	(104)	(129)
	$ (263)	$ (278)

BARRICK YEAR-END 2015	146	NOTES TO FINANCIAL STATEMENTS

25 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

A  Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$ 2,455	$ -	$ -	$ 2,455
Other investments	8	-	-	8
Derivatives	-	(263)	-	(263)

Receivables from provisional copper and gold sales	-	76	-	76
	$ 2,463	$ (187)	$ -	$ 2,276

Fair Value Measurements
At December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$ 2,699	$ -	$ -	$ 2,699
Other investments	35	-	-	35
Derivatives	-	(278)	-	(278)

Receivables from provisional copper and gold sales	-	184	-	184
	$ 2,734	$ (94)	$ -	$ 2,640

BARRICK YEAR-END 2015	147	NOTES TO FINANCIAL STATEMENTS

B   Fair Values of Financial Assets and Liabilities

	At Dec. 31, 2015		At Dec. 31, 2014

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 365	$ 365	$ 385	$ 385
Other investments[1]	8	8	35	35
Derivative assets	1	1	9	9
	$ 374	$ 374	$ 429	$ 429
Financial liabilities
Debt[2]	$ 9,968	$ 8,516	$ 13,081	$ 13,356
Derivative liabilities	264	264	287	287
Other liabilities	223	223	360	360
	$ 10,455	$ 9,003	$ 13,728	$ 14,003

[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C   Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Aggregate fair value
Other assets[1]	$ -	$ -	$ -	$ -
Property, plant and equipment[2]	-	-	5,450	5,450
Goodwill[3]	-	-	1,214	1,214

[1]	Other assets were written down by $49 million which was included in earnings in this period, to their fair value of $nil.
[2]	Property, plant and equipment were written down by $1,747 million which was included in earnings in this period, to their fair value less costs of disposal of $5,450 million.
[3]	Goodwill was written down as a result of impairment of CGUs by $2,171 million which was included in earnings in this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Other Investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from

BARRICK YEAR-END 2015	148	NOTES TO FINANCIAL STATEMENTS

currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 20 for disclosure of inputs used to develop these measures.

26 > PROVISIONS

A Provisions

	As at Dec. 31,	As at Dec. 31,
	2015	2014

Environmental rehabilitation (“PER”)	$ 1,920	$ 2,375
Post-retirement benefits	86	103
Share-based payments	24	21
Other employee benefits	46	33
Other	26	29

	$ 2,102	$ 2,561

B Environmental Rehabilitation

	2015	2014

At January 1	$ 2,484	$ 2,359
PERs divested during the year	(170)	(17)
PERs arising (decreasing) in the year	(229)	125
Impact of revisions to expected cash flows recorded in earnings	38	58
Settlements
Cash payments	(89)	(108)
Settlement gains	(6)	(8)
Accretion	63	75
Assets held for sale	(109)	-
At December 31	$ 1,982	$ 2,484
Current portion (note 23)	(62)	(109)
	$ 1,920	$ 2,375

The eventual settlement of all PERs is expected to take place between 2015 and 2054.

The PER has decreased in fourth quarter 2015 by $162 million primarily due to changes in cost estimates, partially offset by changes in discount rates. For the year ended December 31, 2015, our PER balance decreased by $502 million as a result of divestments as well as various impacts at our mine sites including new requirements related to water treatment, expanded footprints of our operations and updated estimates for reclamation activities. A 1% increase in the discount rate would result in a decrease in PER by $286 million and a 1% decrease in the discount rate would result in an increase in PER by $374 million, while holding the other assumptions constant.

BARRICK YEAR-END 2015	149	NOTES TO FINANCIAL STATEMENTS

27 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a)	Market risk, including commodity price risk, foreign currency and interest rate risk;
b)	Credit risk;
c)	Liquidity risk; and
d)	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate functions.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. All of our future gold and copper production is unhedged in order to provide our shareholders with full exposure to changes in the market gold and copper prices.

Fuel

On average we consume approximately 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and general and administrative costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars. To mitigate these inherent risks and provide greater certainty over certain costs, we had foreign currency hedges in place for some of our Australian dollar, Canadian dollar and Chilean peso exposures. We have had a significant decrease in our hedging program over the last few years and as a result, we now have greater exposure to fluctuations in the value of the Chilean peso and Australian and Canadian dollars compared to the US dollar.

The following table shows gains (losses) associated with a 10% change in exchange rate of the Australian dollar:

Impact of a 10% change in exchange rate of Australian dollar

	Average Exchange		Effect on Net
	Rate		Earnings		Effect on Equity
	2015	2014	2015	2014	2015	2014

10% strengthening	$ 0.75	$ 0.90	$ (11)	$ (33)	$ (11)	$ (33)
10% weakening	0.75	0.90	11	33	11	33

BARRICK YEAR-END 2015	150	NOTES TO FINANCIAL STATEMENTS

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.5 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.6 billion at December 31, 2015).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

  Impact of a 1% change in interest rate

	Effect on Net Earnings		Effect on Equity
	2015	2014	2015	2014
1% increase	$ 13	$ 12	$ 13	$ 12
1% decrease	(13)	(12)	(13)	(12)

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries1. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

●	Entering into derivatives with high credit-quality counterparties;
●	Limiting the amount of net exposure with each counterparty; and
●	Monitoring the financial condition of counterparties on a regular basis.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at Dec. 31,	As at Dec. 31,
	2015	2014
Cash and equivalents	$ 2,455	$ 2,699

Accounts receivable	275	418
Net derivative assets by counterparty	-	1
	$ 2,730	$ 3,118

[1]	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by S&P.

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 24.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2015, our total debt was $10.0 billion (debt net of cash and equivalents was $7.5 billion) compared to total debt as at December 31, 2014 of $13.1 billion (debt net of cash and equivalents was $10.4 billion).

As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate

BARRICK YEAR-END 2015	151	NOTES TO FINANCIAL STATEMENTS

our long-term debt Baa3 and BBB-, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant, which was amended in fourth quarter 2015, in the Credit Facility (undrawn as at December 31, 2015) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.44:1 as at December 31, 2015).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

As at December 31, 2015
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,455	$ -	$ -	$ -	$ 2,455
Accounts receivable	275	-	-	-	275
Derivative assets	-	1	-	-	1
Trade and other payables	1,158	-	-	-	1,158
Debt	203	934	1,122	7,786	10,045
Derivative liabilities	160	102	2	-	264
Other liabilities	40	44	17	122	223

As at December 31, 2014
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,699	$ -	$ -	$ -	$ 2,699
Accounts receivable	418	-	-	-	418
Derivative assets	7	1	1	-	9
Trade and other payables	1,653	-	-	-	1,653
Debt	333	919	1,853	10,082	13,187
Derivative liabilities	157	117	13	-	287
Other liabilities	67	112	46	135	360

BARRICK YEAR-END 2015	152	NOTES TO FINANCIAL STATEMENTS

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 27.

28 > OTHER NON-CURRENT LIABILITIES

	As at Dec. 31, 2015	As at Dec. 31, 2014
Deposit on silver sale agreement	$716	$668
Deposit on gold and silver streaming agreement	565	-

Derivative liabilities (note 24f)	104	129

Deferred revenue	2	85
Provision for supply contract restructuring costs	-	8
Provision for offsite remediation	55	56
Other	144	239
	$ 1,586	$ 1,185

Silver Sale Agreement

Our silver sale agreement with Silver Wheaton Corp. (“Silver Wheaton”) requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project and 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines (“South American mines”) until the end of 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

Gold and Silver Streaming Agreement

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

●	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.

●

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2015	153	NOTES TO FINANCIAL STATEMENTS

29 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $89 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $2,500 million as at December 31, 2015.

  Sources of Deferred Income Tax Assets and Liabilities

	As at Dec. 31, 2015	As at Dec. 31, 2014
Deferred tax assets

Tax loss carry forwards	$ 475	$ 369
Alternative minimum tax (“AMT”) credits	22	11

Environmental rehabilitation	560	586

Property, plant and equipment	320	81
Post-retirement benefit obligations and other employee benefits	42	73

Accrued interest payable	61	51

Derivative instruments	106	32

Other	52	55

	$ 1,638	$ 1,258

Deferred tax liabilities

Property, plant and equipment	(1,713)	(2,216)
Inventory	(438)	(404)
	$ (513)	$ (1,362)
Classification:
Non-current assets	$ 1,040	$ 674

Non-current liabilities	(1,553)	(2,036)
	$ (513)	$ (1,362)

The deferred tax asset of $1,040 million includes $925 million expected to be realized in more than one year. The deferred tax liability of $1,553 million includes $1,351 million expected to be realized in more than one year.

Expiry Dates of Tax Losses and AMT Credits

	2016	2017	2018	2019	2020+	No expiry date	Total
Non-capital tax losses[1]
Canada	$ -	$ -	$ -	$-	$1,539	$ -	$1,539
Dominican Republic	-	-	-	-	-	47	47
Barbados	627	148	4,751	926	725	-	7,177
Chile	-	-	-	-	-	666	666
Tanzania	-	-	-	-	-	179	179
Zambia	-	-	186	-	416	-	602
Other	9	5	7	-	-	461	482
	$636	$153	$4,944	$926	$2,680	$1,353	$10,692
AMT credits[2]						$134	$134
[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2015.
[2]	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

The non-capital tax losses include $8,872 million of losses which are not recognized in deferred tax assets. Of these, $627 million expire in 2016, $148 million expire in 2017, $4,937 million expire in 2018, $926 million expire in 2019, $1,365 million expire in 2020 or later, and $869 million have no expiry date.

The AMT credits include $112 million which are not recognized in deferred tax assets.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

●	Historic and expected future levels of taxable income;
●	Tax plans that affect whether tax assets can be realized; and
●	The nature, amount and expected timing of reversal of taxable temporary differences.

BARRICK YEAR-END 2015	154	NOTES TO FINANCIAL STATEMENTS

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $558 million (December 31, 2014: $505 million) has been recorded in Canada. This deferred tax asset primarily arose from derivative realized losses, finance costs, and general and administrative expenses. A deferred tax asset totaling $116 million (December 31, 2014: $nil) has been recorded in a foreign subsidiary. This deferred tax asset primarily arose from a realized loss on internal restructuring of subsidiary corporations. Projections of various sources of income support the conclusion that the realizability of these deferred tax assets is probable and consequently, we have fully recognized these deferred tax assets.

  Deferred Tax Assets Not Recognized

	As at December 31, 2015	As at December 31, 2014

Australia and Papua New Guinea	$ 383	$ 367
Canada	374	371
US	113	93
Dominican Republic	18	-
Chile	787	776
Argentina	647	823
Barbados	72	68
Tanzania	131	92
Zambia	190	-
Saudi Arabia	70	67
	$ 2,785	$ 2,657

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $516 million (2014: $348 million), capital loss carry forwards with no expiry date of $602 million (2014: $518 million), US AMT credits of $112 million (2014: $92 million) and other deductible temporary differences with no expiry date of $1,555 million (2014: $1,699 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2015	2014
Temporary differences
Property, plant and equipment	$ 741	$ 228
Environmental rehabilitation	(25)	(17)
Tax loss carry forwards	106	118
AMT credits	10	2
Inventory	(34)	4
Derivatives	74	22
Other	(23)	38

	$ 849	$ 395
Intraperiod allocation to:

Loss from continuing operations before income taxes	$ 436	$ 380
Zaldívar disposition	388	-
Cowal disposition	7	-
OCI	20	15
Other	(2)	-
	$ 849	$ 395

Income Tax Related Contingent Liabilities
	2015	2014
At January 1	$ 49	$ 51

Additions based on tax positions related to the current year	13	1

Reductions for tax positions of prior years	(1)	(3)

At December 31[1]	$ 61	$ 49

1If reversed, the total amount of $61 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

We anticipate the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $1 million to $2 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $58 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

BARRICK YEAR-END 2015	155	NOTES TO FINANCIAL STATEMENTS

Tax Years Still Under Examination
Canada	2011-2015
United States	2015
Dominican Republic	2012-2015
Peru	2009,2011-2015
Chile	2012-2015
Argentina	2008-2015
Australia	2011-2015
Papua New Guinea	2004-2015
Saudi Arabia	2007-2015
Tanzania	All years open
Zambia	2010-2015

30 > CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,165,081,379 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preference Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Shares, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

Dividends

In 2015, we declared and paid dividends in US dollars totaling $0.14 per share, $160 million (2014: $0.20 per share, $232 million).

The Company implemented a dividend reinvestment plan in 2015 resulting in $3 million reinvested into the Company.

31 > NON-CONTROLLING INTERESTS

A) NON-CONTROLLING INTERESTS CONTINUITY

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total

NCI in subsidiary at December 31, 2015	40%	36.1%	25%	Various
At January 1, 2014	$ 1,432	$ 522	$ 514	$ -	$ 2,468
Share of income (loss)	89	62	(199)	(4)	(52)
Cash contributed	-	-	4	25	29
Increase (decrease) in non-controlling interest[1]	-	174	-	(4)	170
At December 31, 2014	$ 1,521	$ 758	$ 319	$ 17	$ 2,615
Share of loss	(199)	(69)	(3)	(4)	(275)
Cash contributed	-	-	2	39	41
Decrease in non-controlling interest[2]	(90)	(12)	-	(2)	(104)
At December 31, 2015	$ 1,232	$ 677	$ 318	$ 50	$ 2,277

1 Primarily represents the increase in non-controlling interests as a result of divestment of 10% of issued ordinary share capital of Acacia (see note 4g).

2 Primarily represents disbursements made to non-controlling interest at Pueblo Viejo.

BARRICK YEAR-END 2015	156	NOTES TO FINANCIAL STATEMENTS

B) SUMMARIZED FINANCIAL INFORMATION ON SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

  Summarized Balance Sheets

	Pueblo Viejo		Acacia		Cerro Casale

	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,
	2015	2014	2015	2014	2015	2014
Current assets	$667	$771	$528	$672	$-	$5

Non-current assets	3,540	5,209	1,699	1,810	557	561
Total assets	$4,207	$5,980	$2,227	$2,482	$557	$566
Current liabilities	1,767	1,338	15	214	313	40

Non-current liabilities	499	1,175	340	365	42	42
Total liabilities	$2,266	$2,513	$355	$579	$355	$82

  Summarized Statements of Income

	Pueblo Viejo		Acacia		Cerro Casale

For the years ended December 31	2015	2014	2015	2014	2015	2014

Revenue	$1,332	$1,552	$860	$923	$-	$-

Income (loss) from continuing operations after tax	(902)	311	(206)	79	(6)	(1,018)

Other comprehensive income (loss)	-	-	-	(1)	-	-
Total comprehensive income (loss)	$(902)	$311	$(206)	$78	$(6)	$(1,018)
Dividends paid to NCI	$-	$-	$6	$5	$-	$-

Summarized Statements of Cash Flows
	Pueblo Viejo		Acacia		Cerro Casale

For the years ended December 31	2015	2014	2015	2014	2015	2014
Net cash provided by (used in) operating activities	$471	$533	$165	$286	$(5)	$(2)

Net cash used in investing activities	(100)	(184)	(189)	(255)	-	(1)

Net cash provided by (used in) financing activities	(301)	(101)	(37)	(19)	2	4
Net increase (decrease) in cash and cash equivalents	$70	$248	$(61)	$12	$(3)	$1

Under the terms of Pueblo Viejo’s project financing agreement described in note 24b, Pueblo Viejo Dominicana Corporation is prohibited from making cash payments to Barrick and Goldcorp in the form of dividends or certain shareholder loan interest and principal payments until Pueblo Viejo achieves specified requirements, including requirements relating to operational, social, and environmental matters.

The project financing agreement contains covenants which limit certain activities by Pueblo Viejo Dominicana, including Pueblo Viejo’s ability to sell assets and incur debt. Furthermore, Pueblo Viejo’s material tangible and intangible assets, including the proceeds from metal sales, are segregated and pledged for the benefit of the project lenders, thus restricting our access to those assets and our ability to use those assets to settle our liabilities to third parties.

BARRICK YEAR-END 2015	157	NOTES TO FINANCIAL STATEMENTS

32 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the Executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2015	2014
Salaries and short-term employee benefits[1]	$ 31	$ 20

Post-employment benefits[2]	2	2

Termination Benefits	-	11

Share-based payments and other[3]	6	6

	$ 39	$ 39

1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.

2 Represents Company contributions to retirement savings plans.

3 Relates to stock option, RSU, PGSU and PRSU grants and other compensation.

33 > STOCK-BASED COMPENSATION

A	Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2015, 2.9 million (2014: 5.4 million) common shares were available for granting options.

Compensation expense for stock options was $2 million in 2015 (2014: $5 million recovery), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2015 by $nil (2014: $nil).

Total intrinsic value relating to options exercised in 2015 was $nil (2014: $nil).

Employee Stock Option Activity (Number of Shares in Millions)
	2015		2014
	Shares	Average Price	Shares	Average Price

C$ options

At January 1	0.2	$ 19	0.1	$ 19

Granted	0.2	10	0.1	20

Exercised	-	-	-	-

Cancelled/expired	(0.1)	20	-	-

At December 31	0.3	$ 13	0.2	$ 19

US$ options

At January 1	5.2	$ 41	6.4	$ 41

Granted	-	-	-	-

Exercised	-	-	-	-

Forfeited	(0.3)	46	(0.3)	42

Cancelled/expired	(2.3)	40	(0.9)	41

At December 31	2.6	$ 42	5.2	$ 41

BARRICK YEAR-END 2015	158	NOTES TO FINANCIAL STATEMENTS

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)

C$ options

$ 9 - $ 17	0.2	$ 10	6.6	$ -	-	$ -	$ -

$ 18 - $ 21	0.1	18	4.6	(1)	0.1	18	-

	0.3	$ 13	5.9	$ (1)	0.1	18	$ -

US$ options

$ 28 - $ 41	1.2	$ 33	3.9	$ (30)	0.7	$ 33	$ (18)

$ 42 - $ 55	1.4	50	2.2	(59)	1.3	50	(55)

	2.6	$ 42	3.0	$ (89)	2.0	$ 44	$ (73)

1 Based on the closing market share price on December 31, 2014 of C$12.52 and US$10.75.

As at December 31, 2015, there was $1 million (2014: $3 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 1 year (2014: 1 year).

B    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half years to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2015, the weighted average remaining contractual life of RSUs was 1.37 years (2014: 1.46 years).

Compensation expense for RSUs was a$5 million credit to earnings in 2015 (2014: $8 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

	DSUs (thousands)	Fair value ($ millions)	RSUs (thousands)	Fair value ($ millions)
At January 1, 2014	201	$ 4.7	2,850	$ 29.8
Settled for cash	(53)	(0.6)	(992)	(17.2)
Forfeited	-	-	(629)	(11.5)
Granted	113	1.6	2,327	42.9
Credits for dividends	-	-	49	0.7
Change in value	-	(2.9)	-	(14.6)
At December 31, 2014	261	$ 2.8	3,605	$ 30.1
Settled for cash	(34)	(0.2)	(1,492)	(11.1)
Forfeited	-	-	(54)	(0.6)
Granted	238	2.0	4,458	48.9
Credits for dividends	-	-	110	1.0
Change in value	-	(1.1)	-	(29.0)
At December 31, 2015	465	$3.5	6,627	$39.3

BARRICK YEAR-END 2015	159	NOTES TO FINANCIAL STATEMENTS

C	Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. At December 31, 2015, 1,169 thousand units were outstanding at a fair value of $6 million (2014: 1,675 thousand units, fair value $6 million).

D	Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2015, 589 units had been granted at a fair value of $1 million (2014: nil).

E	Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2015, Barrick contributed and expensed $0.4 million to this plan (2014: $0.6 million).

34 > POST-RETIREMENT BENEFITS

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2015	2014
Balance sheet obligations for:
Defined pension benefits	$ 80	$ 96
Other post-retirement benefits	6	7

Liability in the balance sheet	$ 86	$ 103

Income statement charge included income statement for:
Defined pension benefits	$ 3	$ 3
Other post-retirement benefits	-	-

	$ 3	$ 3

Measurements for:
Defined pension benefits	$ 7	$ (29)
Other post-retirement benefits	1	(1)

	$ 8	$ (30)

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2015	2014
Present value of funded obligations	$ 219	$ 241
Fair value of plan assets	(201)	(218)
Deficit of funded plans	$ 18	$ 23
Present value of unfunded obligations	62	73
Total deficit of defined benefit pension plans	$ 80	$ 96
Impact of minimum funding requirement/asset ceiling	-	-
Liability in the balance sheet	$ 80	$ 96

A	Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans - overseeing all aspects of the plans including investment decisions and contribution schedules - lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

BARRICK YEAR-END 2015	160	NOTES TO FINANCIAL STATEMENTS

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2015	Other Post-Retirement Benefits 2015	Pension Plans 2014	Other Post-Retirement Benefits 2014

Discount rate	2.10 - 4.25%	3.85%	1.95 - 4.05%	3.40 - 3.55%

B	Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded.

The movement in the defined benefit liability over the year is as follows:

	Present value of obligation	Fair value of plan assets	Total
At January 1, 2014	$ 6	$ -	$ 6
Remeasurements:
Loss from demographic assumptions	1	-	1
At December 31, 2014	$ 7	$ -	$ 7
Remeasurements:
Gain from demographic assumptions	(1)	-	(1)
At December 31, 2015	$ 6	$ -	$ 6

The weighted average duration of the defined benefit obligation is 11 years (2014: 11 years).

	Less than a year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	$ 20	$ 20	$ 60	$ 421	$ 521
Other post-retirement benefits	1	1	2	5	9
At December 31, 2014	$ 21	$ 21	$ 62	$ 426	$ 530
Pension benefits	19	19	56	364	458
Other post-retirement benefits	1	1	2	6	10
At December 31, 2015	$ 20	$ 20	$ 58	$ 370	$ 468

C	Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $38 million in 2015 (2014: $42 million).

BARRICK YEAR-END 2015	161	NOTES TO FINANCIAL STATEMENTS

35 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

U.S. Shareholder Class Action

On December 6, 2013, lead counsel and plaintiffs in the securities class action filed a consolidated amended complaint (the “Complaint”) in the U.S. District Court for the Southern District of New York (the “Court”), on behalf of anyone who purchased the common stock of the Company between May 7, 2009, and November 1, 2013. The Complaint asserts claims against the Company and individual defendants Jamie Sokalsky, Aaron Regent, Ammar Al-Joundi, Igor Gonzales, Peter Kinver, George Potter and Sybil Veenman (collectively, the “Defendants”). The Complaint alleges that the Defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures. The Complaint seeks an unspecified amount of damages.

The Complaint largely tracks the legal theories advanced in three prior complaints filed on June 5, 2013, June 14, 2013 and August 2, 2013. The Court consolidated those complaints and appointed lead counsel and lead plaintiffs for the resulting consolidated action in September 2013.

On April 1, 2015, the Court issued its ruling on the Defendants’ motion to dismiss. The Court dismissed the plaintiffs’ claims relating to the cost and scheduling of the Project. However, the Court allowed the plaintiffs’ claims relating to the environmental risks of the Project and alleged internal control failures to go forward. The Court denied Barrick’s motion for reconsideration of certain aspects of that ruling on June 2, 2015, and discovery is continuing in the case. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Proposed Canadian Securities Class Actions

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The allegations in each of the eight Canadian proceedings are substantially similar to those in the Complaint filed by lead counsel and plaintiffs in the U.S. shareholder class action (see “U.S. Shareholder Class Action” above). Of the eight proposed class actions, three of the Ontario claims, both of the Alberta claims, the Quebec claim and the Saskatchewan claim have been formally served on the Company.

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15, 2014 and April 17, 2014, respectively, and served on May 20, 2014 and July 29, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim are largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi are also named as defendants in the two actions. Both actions purport to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions seek $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced by Notice of Action on April 24, 2014, and the Statement of Claim was served on May 27, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purports to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and seeks $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflects the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served and is not expected to be pursued.

The Quebec action was commenced and served on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides

BARRICK YEAR-END 2015	162	NOTES TO FINANCIAL STATEMENTS

in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced by Statement of Claim on May 23, 2014, and served on June 6, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014, and served on May 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada. The action seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which is acting as counsel in the first Ontario action referred to above. The Amended Statement of Claim was served on October 22, 2014.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups will take the lead in the Ontario litigation. On December 10, 2014, the court issued a decision in favor of the counsel group that commenced the first and fourth Ontario actions, which will be consolidated in a single action. On May 21, 2015, the Divisional Court affirmed the lower court’s decision. The losing counsel group sought and obtained leave to appeal to the Court of Appeal for Ontario. The appeal is scheduled to be heard in April 2016.

The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a Resolution (the “Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires the company to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Resolution. These studies indicate that an increase in the capacity of the final water management system for the Project may be required above the volume approved in the Project’s Chilean environmental approval. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project (for more information about this plan, see “Pascua-Lama – Constitutional Protection Action” below) and the fact that CMN is currently modifying certain aspects of the existing water management system. An increase in the capacity of the final water management system may require a new environmental approval and the construction of additional water management facilities, which could impact the schedule and estimated budget for completion of water management activities in Chile to the satisfaction of the authorities.

In June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Resolution. On March 3, 2014, the Environmental Court annulled the Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it

BARRICK YEAR-END 2015	163	NOTES TO FINANCIAL STATEMENTS

identified in the Resolution. A new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required the Company to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On May 14, 2015, CMN filed a petition to limit the scope of the new administrative proceeding to the original allegations considered by the environmental regulator at the time it issued the Resolution and to assert additional defenses. CMN presented supporting documents and witness testimony in January 2016 in response to an order from the SMA. The SMA also conducted a site visit in January 2016. A final resolution from the SMA in this matter is pending.

Also on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. CMN appealed the SMA’s decision to the Environmental Court, which held a hearing on November 26, 2015. Decisions are pending from the Environmental Court with respect to CMN’s appeal and from the SMA with respect to CMN’s defense to the remainder of the alleged deviations. The new administrative proceeding against CMN is separate from the original administrative proceeding described above, and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit.

The Company has recorded an estimated amount for the potential liability arising from administrative fines in these matters. In the Company’s view, it would be prejudicial to disclose the amount of that estimate as the proceedings are ongoing and the SMA has not issued any additional proposed administrative fines.

Pascua-Lama – Constitutional Protection Action

CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (Sernageomin) on August 31, 2015. Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the Project’s water management system, which remain subject to the requirements of the Project’s original environmental approval and other regulations.

On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs assert that the Temporary Closure Plan cannot be approved until the water management system for the Project has been completed in accordance with the Project’s environmental permit. The action has been admitted for review by the court, which is expected to schedule a hearing in this matter prior to issuing a decision. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Veladero

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Argentina Gold S.A. (“MAGSA”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAGSA and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations have returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAGSA for

BARRICK YEAR-END 2015	164	NOTES TO FINANCIAL STATEMENTS

alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAGSA submitted its response to these allegations in October 2015 and provided additional information in January 2016. This process is expected to result in a fine. A decision from the San Juan mining authority is pending. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Pueblo Viejo – Amparo Action

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict any potential losses.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

BARRICK YEAR-END 2015	165	NOTES TO FINANCIAL STATEMENTS

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Cerro Casale

One of the environmental permits related to the open pit and water management system at the Company’s 75 percent-owned Cerro Casale project in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required the Company to begin construction of the project by January 26, 2015 or risk cancellation of the environmental permit. The Company sought relief from the Regulation as construction was not feasible and did not begin by that date. On October 15, 2015, the Chilean environmental authority issued a resolution confirming that initial project activities were timely commenced as required by the environmental permit and the matter is now closed. Permits required for the majority of the project’s proposed operations were obtained under a second environmental approval (the “Cerro Casale environmental permit”) that is subject to a January 2018 construction deadline. The Company expects to obtain relief from this deadline through the procedure outlined above.

The Cerro Casale environmental permit was challenged in 2013 by local and indigenous community members for alleged procedural deficiencies in the community consultation process and other aspects of the evaluation of the project by the Chilean environmental authority. The challenge was brought before the Chilean cabinet, which has jurisdiction over procedural claims of this nature. On January 19, 2015, the cabinet ministers rejected the majority of claims made against the Cerro Casale environmental permit while also imposing new limitations on the volume of groundwater that the project may extract for mining operations. The Company appealed this decision to the Environmental Court, which held a hearing on August 27, 2015. A decision of the Environmental Court is pending in this matter. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome

BARRICK YEAR-END 2015	166	NOTES TO FINANCIAL STATEMENTS

HEAD OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CST Trust Company
Brookfield Place	P.O. Box 700, Postal Station B
TD Canada Trust Tower	Montreal, Quebec H3B 3K3
161 Bay Street, Suite 3700	or
Toronto, Ontario M5J 2S1	American Stock Transfer & Trust Company, LLC
Telephone: +1 416 861-9911 Toll-free: 1-800-720-7415 Fax: +1 416 861-2492 Email: investor@barrick.com Website: www.barrick.com	6201 – 15 Avenue Brooklyn, New York 11219 Telephone: 1-800-387-0825 Fax: 1-888-249-6189 Email: inquiries@canstockta.com Website: www.canstockta.com

SHARES LISTED
ABX – The New York Stock Exchange
The Toronto Stock Exchange
INVESTOR CONTACTS	MEDIA CONTACT
Angela Parr	Andy Lloyd
Vice President	Senior Vice President
Investor Relations	Communications
Telephone: +1 416 307-7426	Telephone: +1 416 307-7414
Email: aparr@barrick.com	Email: alloyd@barrick.com
Susan Muir
Vice President
Investor Communications
Telephone: +1 416 307-5107
Email: s.muir@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Fourth Quarter and Year-End Report 2015, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective” “aspiration”, “aim”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, and similar expressions identify forward-looking statements. In particular, this Fourth Quarter and Year-End Report 2015 contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) mine life and production rates; (vii) potential mineralization and metal or mineral recoveries; (viii) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance and mine life that may result from certain Best-in-Class initiatives); (ix) expectations regarding future price assumptions, financial performance and other outlook or guidance; and (x) the estimated timing and conclusions of technical reports and other studies. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company as at the date of this news release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives will meet the company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the company does or may carry on business in the future; damage to the company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; increased costs and risks related to the potential impact of climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Fourth Quarter and Year-End Report 2015 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.